Exhibit 99.1

BITFARMS LTD.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

March 6, 2024

BITFARMS LTD.
2023 Annual Information Form

TABLE OF CONTENTS

	GLOSSARY OF DEFINED TERMS	4
1	GENERAL INFORMATION	9
1.1	INFORMATION REGARDING BITFARMS	9
1.2	EXEMPTION	9
1.3	CURRENCY	9
1.4	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	9
2	CORPORATE STRUCTURE	11
2.1	INCORPORATION OF THE COMPANY	11
2.2	SUBSIDIARIES	11
3	GENERAL DEVELOPMENT OF THE BUSINESS	12
	FISCAL 2021	12
	FISCAL 2022	18
	FISCAL 2023	21
	FISCAL 2024	25
4	DESCRIPTION OF BUSINESS	26
4.1	GENERAL	26
4.2	MINING POOL PARTICIPATION	27
4.3	PRODUCTS AND SERVICES	28
4.4	CRYPTOCURRENCY BACKGROUND	29
4.5	MINING	29
4.6	BUSINESS AND STRATEGY	30
4.7	MINING PROFITABILITY	30
4.8	DIGITAL ASSET MANAGEMENT PROGRAM	31
4.9	CUSTODY OF CRYPTO ASSETS	32
4.10	HEDGING PROGRAM OF DIGITAL ASSETS	32
4.11	SYNTHETIC HODL PROGRAM OF DIGITAL ASSETS	33
4.12	CURRENT MINING OPERATIONS	33
4.13	COMPETITIVE CONDITIONS	34
4.14	HARDWARE AND SOFTWARE	34
4.15	REVENUE	34
4.16	EMPLOYEES	35
4.17	INTANGIBLE PROPERTIES	35
4.18	BANKRUPTCY PROCEEDINGS	35
4.19	RISK FACTORS	35
4.20	SUPPLY OF ELECTRICAL POWER, ELECTRICITY RATES, TERMS OF SERVICE AND THE RÉGIE DE L’ÉNERGIE	62
4.21	SPECIALIZED SKILL KNOWLEDGE	67

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BITFARMS LTD.
2023 Annual Information Form

TABLE OF CONTENTS (continued)

5	FUTURE GROWTH PLANS	68
5.1	CAUTIONARY STATEMENTS	68
5.2	ARGENTINA EXPANSION	68
5.3	PARAGUAY EXPANSION	71
5.4	WASHINGTON EXPANSION	73
5.5	CANADA EXPANSION	74
6	DIVIDENDS	75
7	DESCRIPTION OF CAPITAL STRUCTURE	75
8	MARKET FOR SECURITIES	75
8.1	TRADING PRICE AND VOLUME	75
8.2	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	76
8.3	PRIOR SALES	76
9	DIRECTORS AND OFFICERS	77
9.1	NAME, OCCUPATION AND SECURITY HOLDING	77
9.2	BIOGRAPHY	79
9.3	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	81
9.4	CODE OF CONDUCT AND CONFLICTS OF INTEREST	82
10	LEGAL PROCEEDINGS	82
11	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	83
12	TRANSFER AGENT AND REGISTRAR	83
13	MATERIAL CONTRACTS	84
14	INTERESTS OF EXPERTS	84
15	COMMITTEES	85
15.1	AUDIT COMMITTEE	85
15.2	GOVERNANCE AND NOMINATING COMMITTEE	86
15.3	COMPENSATION COMMITTEE	87
15.4	ENVIRONMENTAL AND SOCIAL RESPONSIBILITY COMMITTEE	87
15.5	RISK COMMITTEE	87
16	PROMOTERS	88
17	REGULATORY COMPLIANCE	89
18	ADDITIONAL INFORMATION	89
	SCHEDULE A	90

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BITFARMS LTD.
2023 Annual Information Form

GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

Terms	Definition
2021 F-10 Registration Statement	Form F-10 that included the August SFBS Prospectus filed with SEC as described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - E. Prospectus Filings
AIF	This annual information form dated March 6, 2024.
Anchorage Digital	Anchorage Digital Bank N.A.
ANDE	The National Electricity Administration, the operator of Paraguay’s national electricity grid.
Argentina Expansion	The existing and planned construction of a server farm facility in stages in Argentina. Sect. 5.2 - ARGENTINA EXPANSION
ASIC	Application specific integrated circuit.
ATM Agreement	The at-the-market offering agreement dated August 16, 2021, between the Company and H.C. Wainwright & Co.
ATM program

At-the-market equity program that commenced on August 16, 2021 by means of a prospectus supplement dated August 16, 2021, to the Company’s short form base shelf prospectus dated August 12, 2021, and U.S. registration statement on Form-F-10, which included a prospectus supplement related to the ATM. The ATM program expired on September 12, 2023.

ATM Prospectus Supplement	A Prospectus Supplement to the August SFBS Prospectus filed with SEC as described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - E. Prospectus Filings.
Audit Committee Charter	The Charter of the Audit Committee as described in section 15.1 - AUDIT COMMITTEE.
August SFBS Prospectus	The final base shelf short form prospectus filed by the Company on August 12, 2021.
Backbone	Backbone Hosting Solutions Inc.
Backbone Argentina	Backbone Hosting Solutions S.A.U. (Argentina).
Backbone Paraguay	Backbone Hosting Solutions Paraguay S.A.
Bitcoin Halving	Has the meaning ascribed thereto in RISK FACTORS of the MD&A.
Bitfarms	The operating business name and trademarked name of Backbone.
Bitfarms or the Company	Bitfarms Ltd., a corporation incorporated pursuant to the laws of Canada and continued under the Ontario Business Corporation Act., listed on the TSX and Nasdaq under the symbol BITF, including all subsidiaries thereof.
Bitfarms Board or the Board	The board of directors of Bitfarms.
Bitfarms Shares or Common Shares	The common shares in the capital of Bitfarms.
BMS	Backbone Mining Solutions, Inc.
BTC or Bitcoin	Bitcoin, a decentralized digital currency that can be sent from user to user on the BTC network without the need for intermediaries to clear transactions.
Bunker	The Company’s leased property in Sherbrooke, Québec in 2021 to develop a mining facility. The project was completed in 2022. Refer to Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - I. Quebec Expansion.
CEO	Chief Executive Officer.

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BITFARMS LTD.
2023 Annual Information Form

GLOSSARY OF DEFINED TERMS (continued)

Terms	Definition
CFO	Chief Financial Officer.
CLYFSA	Compañía Luz y Fuerza S.A., a private electricity distribution company located in the city of Villarrica, Paraguay.
Coinbase Custody	Coinbase Trust Company, LLC.
Compensation Committee	Has the meaning as provided in Section 15.3 - COMMITTEES – COMPENSATION COMMITTEE.

CORE IR Agreement	The agreement between the Company and CORE IR for investor relations, public relations and shareholder communications services entered into on March 12, 2021, and terminated in October 2021.
Cryptocurrency	A form of encrypted and decentralized digital currency, transferred directly between peers across the Internet, with transactions being settled, confirmed and recorded in a distributed public ledger through Mining. Cryptocurrency is either newly “minted” through an initial coin/token offering or Mined, which results in a new coin generated as a reward to incentivize miners for verifying transactions on the blockchain.
Current Facilities	The eleven operational Mining facilities operated by the Company in the Province of Québec, Washington State, Paraguay and Argentina as of March 6, 2024, namely the facilities at Farnham, Saint-Hyacinthe, Cowansville, Magog, Sherbrooke (Leger, Garlock, the Bunker), Baie-Comeau, Villarrica, Washington State and Rio Cuarto.
December 2021 Debt Facility	The US$100 million credit facility between the Company and Galaxy Digital entered into on December 30, 2021 and repaid and retired on December 2022. This is described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - C. Debt Financing.
De la Pointe Property	The Company’s former 78,000 square foot facility located in Sherbrooke, Quebec, which ceased production and was sold on December 2022.
Digital Asset Management Program	The Company’s BTC holding strategy implemented in January 2021 as described in Section 4.8 - DESCRIPTION OF BUSINESS - DIGITAL ASSET MANAGEMENT PROGRAM.
Dominion	Dominion Capital.
Dominion Facility	Has the meaning as provided for in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - C. Debt Financing.
Environmental and Social Responsibility Committee	Has the meaning as provided in Section 15.4 - COMMITTEES - ENVIRONMENTAL AND SOCIAL RESPONSIBILITY COMMITTEE.
ESG	Environment, social and governance.
February 2021 Offering	The February 2021 private placement of 11,560,695 common shares and associated warrants as per described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - B. Private Placements.
February 2022 BlockFi Loan Facility	The US$32 million credit facility between the Company and BlockFi Lending LLC., a private lender entered into on February 24, 2022 and repaid and retired on February 2023 as described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2022 - C. Debt Financing.
Financial Risk Management	means, without being limited to, the strategy and processes for implementing hedges to mitigate the risk introduced by the volatility of bitcoin to the Company’s operating cashflows and its mining assets as described in section 15.5 - RISK COMMITTEE.

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BITFARMS LTD.
2023 Annual Information Form

GLOSSARY OF DEFINED TERMS (continued)

Terms	Definition
Fiscal 2021	The fiscal year ended December 31, 2021.
Fiscal 2022	The fiscal year ended December 31, 2022.
Fiscal 2023	The fiscal year ended December 31, 2023.
Fiscal 2024	The fiscal year ending December 31, 2024.
Foundry Loans #1, #2, #3 and #4	Which are fully repaid, has the meaning as provided for in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - C. Debt Financing.
FPPS	Full Pay Per Share, the formula-driven rate at which the Company sells computational power to Mining Pools.
Garlock	The building acquired by the Company on March 11, 2022 located in Sherbrooke, Québec.
GMSA	Generacion Mediterranea S.A., one of the subsidiaries of Grupo Albanesi, an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients.
Governance and Nominating Committee	Has the meanings as provided in Section 15.2 - COMMITTEES - GOVERNANCE AND NOMINATING COMMITTEE.
Grant PUD	The Grant County Power Utility District in Washington State.
Hash	The output of a hash function, i.e., the output of the fundamental mathematical computation of a particular cryptocurrency’s computer code which Miners execute.
Hosting Agreement	Has the meaning as provided for in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - J. Washington Expansion.
Hydro-Magog	The regional public utility company that manages the generation and distribution of electricity in the region of Magog, Québec.
Hydro-Québec	Means “Commission hydroélectrique du Québec”, the provincial public utility company that manages the generation and distribution of electricity in the Province of Québec.
Hydro-Sherbrooke	The regional public utility company that manages the generation and distribution of electricity in the region of Sherbrooke, Québec.
Ingenia	Ingenia Grupo Consultor and Gieco S.A., as described in Section 5.2 - ARGENTINA EXPANSION.
Initial Draw	The initial US$60 million draw on the December 2021 Debt Facility as described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - C. Debt Financing - Galaxy Digital LLC.
January 7, 2021 Offering	The January 2021 private placement offering of 8,888,889 Common Shares and associated warrants as per described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - B. Private Placements.
January 13, 2021 Offering	The January 2021 private placement offering of 5,586,593 Common Shares and associated warrants as per described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - B. Private Placements.
July 2021 Hosting Agreement	The hosting agreement entered into by the Company for 12 MW in Washington State, US entered into on November 11, 2021 and terminated upon the closing of the November 2021 Washington Acquisition as per described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - J. Washington Expansion.

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BITFARMS LTD.
2023 Annual Information Form

GLOSSARY OF DEFINED TERMS (continued)

Terms	Definition
June 2022 NYDIG Financing	The equipment financing agreement dated June 17, 2022 between the Company and NYDIG for initial funding of US$37,000,000 as described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2022 - C. Debt Financing.
Leger	The Company’s 36,000 square foot facility in Sherbrooke, Québec as per described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - I. Quebec Expansion.
Lender Warrants	Has the meaning as provided for in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - C. Debt Financing.
LHA IR Agreement	Has the meaning as provided for in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - F. IR Agreement.
LPZ	LPZ Hosting S.A.S, as described in Section 5.2 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.
May 2021 Offering	The May 2021 private placement of 14,150,940 Common Shares and associated warrants as per described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - B. Private Placements.
MD&A	Management’s discussion and analysis of Bitfarms for the fiscal year ended December 31, 2023. as per described in Section 1.1 - GENERAL INFORMATION - INFORMATION REGARDING BITFARMS.
Miners	A computer configured for the purpose of performing blockchain computer operations. See Section 4.1 - DESCRIPTION OF BUSINESS - GENERAL.
Mine or Mining	The process of using Miners to provide the service of verifying and validating cryptographic blockchain transactions and being rewarded with cryptocurrency in return for such service. See Section 4.1 - DESCRIPTION OF BUSINESS - GENERAL.
Mining Pool	Refers to when cryptocurrency Miners aggregate their processing power over a network and Mine transactions together.
Nasdaq	The Nasdaq Stock Market.
NI 52-110	National Instrument 52-110 – Audit Committees as per described in Section 15.1 - COMMITTEES - AUDIT COMMITTEE.
NEO or Named Executive Officer	Has the meaning ascribed to that term in Form 51-102F6 Statement of Executive Compensation. See section 15.3 - COMMITTEES - COMPENSATION COMMITTEE.
November 2021 Washington Acquisition	The Company’s acquisition of a Bitcoin Mining production facility in Washington State, US on November 11, 2021 as provided for in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - J. Washington Expansion.
NYDIG	NYDIG ABL LLC as per described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2022 - C. Debt Financing.
November 2023 Offering	The November 2023 private placement of 44,444,446 common shares and associated warrants as per described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2023 - D. 2023 Private Placements.
November 2023 SFBS Prospectus	The final base shelf short form prospectus filed by the Company on November 10, 2023 as described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2023 - E. Prospectus Filings.
OBCA	The Ontario Business Corporations Act as per described in Section 2.1 - CORPORATE STRUCTURE - INCORPORATION OF THE COMPANY.
Petahash or PH and Exahash or EH	Mean, respectively, 1x10[15] and 1x10[18] Hashes.
Power Producer	Has the meaning ascribed to that term in Section 5.2 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.

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BITFARMS LTD.
2023 Annual Information Form

GLOSSARY OF DEFINED TERMS (continued)

Terms	Definition
PROA	Proyectos y Obras Americanas S.A. as per described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - K. Argentina Expansion.
PSU	Power supply unit. See Section 4.14 - DESCRIPTION OF BUSINESS - HARDWARE AND SOFTWARE.
Rio Cuarto Facility	The facility located in the Province of Córdoba, Argentina, for which the Company entered into an eight-year lease agreement in July 2021. See Section 5.2 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.
SEC	The U.S. Securities and Exchange Commission.
Server farms	Specialized computers often held in large warehouses where the computers, also known as Miners, validate and verify transactions on a public blockchain. Digital coins or tokens are issued by the applicable cryptocurrency network when miners solve hash functions.
Sherbrooke Expansion	The planned and completed construction of server farm facilities in stages in Sherbrooke, Québec.
Synthetic HODL	Synthetic HODL is the use of financial instruments to create BTC-equivalent exposure.
Tranche #2 Restructuring	Has the meaning as provided for in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - C Debt Financing.
Tranche #3 Restructuring	Has the meaning as provided for in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - C Debt Financing.
TSX or the Exchange	The Toronto Stock Exchange.
TSXV	The TSX Venture Exchange.
Villarrica Facility	The Company’s 10 MW facility located in Villarrica, Paraguay. See Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - L. Paraguay Expansion.
Volta	9159-9290 Québec Inc., a wholly owned subsidiary of the Company, which also operates under the name Volta Électrique Inc.
Warrants	Has the meaning ascribed thereto in “PRIOR SALES” in Section 8.3 - MARKET FOR SECURITIES - MARKET FOR SECURITIES - PRIOR SALES.

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BITFARMS LTD.
2023 Annual Information Form

1. GENERAL INFORMATION

1.1 INFORMATION REGARDING BITFARMS

In this annual information form (“AIF”), Bitfarms Ltd., together with its subsidiaries, as the context requires, is referred to as the “Company” and “Bitfarms”. All information contained in this AIF is as of March 6, 2024, unless otherwise stated.

Reference is made in this AIF to the Financial Statements, together with the auditor’s report thereon, and Management’s discussion and analysis (“MD&A”) for Bitfarms for Fiscal 2023. The Financial Statements and MD&A are available for review on the SEDAR+ website located at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/EDGAR.

1.2 EXEMPTION

The Company is not relying on any exemptions of NI 52-110.

1.3 CURRENCY

Unless otherwise indicated, all references to “$”, “US$” or “dollars” refer to United States dollars, and references to CAD$ refer to Canadian dollars.

1.4 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this AIF include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its Management. Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

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BITFARMS LTD.
2023 Annual Information Form

1. GENERAL INFORMATION (continued)

1.4 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (continued)

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin Halving event;
●	insolvency, bankruptcy, or cessation of operations of mining pool operator;
●	reliance on foreign mining pool operator;
●	counterparty risk;
●	emerging markets operating risks;
●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the company operates;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price, Bitcoin network difficulty and share price fluctuations;
●	global financial conditions;
●	employee retention and growth;
●	cybersecurity threats and hacking;
●	limited operating history and limited history of de-centralized financial system;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	costs and demands upon Management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies;
●	expense and impact of restatement of the Company’s historical financial statements;
●	lack of comprehensive accounting guidance for cryptocurrencies under IFRS Accounting Standards;
●	internal control material weakness;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server or internet failures;
●	tax consequences;
●	environmental regulations and liability;
●	adoption of environmental, social, and governance practices and the impacts of climate change;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	competition;
●	hazards associated with high-voltage electricity transmission and industrial operations;
●	corruption, political and regulatory risk;
●	potential being classified as a passive foreign investment company;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management; and
●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors contained in the Section 4.19 - RISK FACTORS of this AIF. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this AIF. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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BITFARMS LTD.
2023 Annual Information Form

2. CORPORATE STRUCTURE

2.1 INCORPORATION OF THE COMPANY

Bitfarms was incorporated under the Canada Business Corporations Act on October 11, 2018, and continued under the Business Corporations Act (Ontario) (“OBCA”) on August 27, 2021. Bitfarms has its registered and head office located at 110 Yonge Street, Suite 1601, Toronto ON M5C 1T4. The Company’s common shares are listed under the symbol “BITF” on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Stock Market (“Nasdaq”) in the United States.

2.2 SUBSIDIARIES

Bitfarms has the following main controlled subsidiaries:

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BITFARMS LTD.
2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS

The highlights relating to the development of the Company’s business over the past three years are described below.

FISCAL 2021

A. Board and Management Changes

In Fiscal 2021, the following changes to the Company’s board of directors (the “Board”) and Management were made:

●	On January 14, 2021, Mathieu Vachon resigned as the Chief Information Officer and director of the Company.

●	On March 31, 2021, Darcy Donelle was appointed as Vice-President of Corporate Development.

●	On June 3, 2021, the Company announced Jeffrey Lucas was appointed as Chief Financial Officer of the Company effective June 14, 2021, and was issued 364,050 incentive stock options exercisable into one common share at a price of CAD$5.45 for a period of five years, pursuant to the Company’s stock option plan.

●	On June 3, 2021, the Company announced Ben Gagnon was appointed Chief Mining Officer and Nathaniel Port, Director of Finance, was appointed Senior Vice President of Finance and Accounting, both effective June 1, 2021.

●	On September 6, 2021, Darcy Donelle resigned as Vice President of Corporate Development.

●	On November 1, 2021, Patricia Osorio was appointed as Vice President of Corporate Affairs.

●	On November 1, 2021, Benoit Gobeil was appointed as Senior Vice President of Operations and Infrastructure.

●	On December 9, 2021, Geoff Morphy was appointed as Chief Operating Officer in addition to his role as President of the Company.

B. Private Placements

On January 7, 2021, the Company closed a private placement (the “January 7, 2021 Offering”) for gross proceeds of approximately CAD$20.0 million, comprised of 8,888,889 common shares along with warrants to purchase an aggregate of up to 8,888,889 common shares at a purchase price of CAD$2.25 per common share and associated warrant. The warrants have an exercise price of CAD$2.75 per common share and an exercise period of three years. The net proceeds of the private placement were used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the January 7, 2021 Offering and (ii) broker warrants exercisable for up to 711,111 common shares of the Company at a per share price of CAD$2.81 at any time on or before January 8, 2024.

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2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2021 (continued)

B. Private Placements (continued)

On January 13, 2021, the Company closed a private placement (the “January 13, 2021 Offering”) for gross proceeds of approximately CAD$20.0 million, comprised of 5,586,593 common shares along with warrants to purchase an aggregate of up to 5,586,593 common shares at a purchase price of CAD$3.58 per common share and associated warrant. The warrants have an exercise price of US$3.10 per common share and exercise period of three and a half years. The net proceeds of the private placement were used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the January 13, 2021 Offering and (ii) broker warrants exercisable for up to 446,927 common shares of the Company at a per share price of US$3.53 at any time on or before July 15, 2024.

Ten percent of the gross proceeds of the January 7, 2021 Offering and January 13, 2021 Offering were utilized to reduce the amount of the respective outstanding Loans due in March and November 2021.

On February 10, 2021, the Company closed a private placement (the “February 2021 Offering”) for gross proceeds of approximately CAD$40.0 million, comprised of 11,560,695 common shares along with warrants to purchase an aggregate of up to 11,560,695 common shares at a purchase price of CAD$3.46 per common share and associated warrant. The warrants have an exercise price of US$3.01 per common share and exercise period of three and one-half years. The net proceeds of the private placement were used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the February 2021 Offering and (ii) broker warrants exercisable for up to 924,856 common shares of the Company at a per share price of US$3.39 at any time on or before August 12, 2024.

On May 20, 2021, the Company closed a private placement (the “May 2021 Offering”) for gross proceeds of approximately CAD$75.0 million, comprised of 14,150,940 common shares along with warrants to purchase an aggregate of up to 10,613,208 common shares at a purchase price of CAD$5.30 per common share and associated warrant. The warrants have an exercise price of US$4.87 per common share and an exercise period of three years (through May 20, 2024). The net proceeds were used by the Company principally to acquire additional miners, expand infrastructure and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the May 2021 Offering, and (ii) broker warrants exercisable for up to 1,132,076 common shares of the Company at a per share price of US$5.49 at any time on or before May 20, 2024.

C. Debt Financing

Dominion

The Company had previously entered into a secured debt financing facility with Dominion Capital (“Dominion”) for up to $20 million (the “Dominion Facility”) on March 14, 2019. The Dominion Facility was structured into four separate loans in tranches of $5.0 Million, with each such tranche bearing interest at 10% per annum on the initial principal balance of each tranche. The Company also agreed to issue 1,666,667 warrants (“Lender Warrants”) to purchase Bitfarms’ common shares at US$0.40 for each loan tranche drawn. In September 2020, the Company entered into an agreement with Dominion to amend its second loan tranche and third loan tranche. The amendment in respect of the second loan tranche of $5.0 Million resulted in the extension of the maturity date from the original due date of April 17, 2021, to November 1, 2021 (the “Tranche #2 Restructuring”). As consideration for the Tranche #2 Restructuring, the Company issued 1,000,000 common shares to Dominion, and reduced the term of the 1,666,667 warrants exercisable at US$0.40 from April 16, 2024, to November 1, 2021.

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2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2021 (continued)

C. Debt Financing (continued)

Dominion (continued)

The amendment in respect of the third loan tranche of $5.0 million, due June 20, 2021, resulted in this tranche being made convertible, at the option of Dominion, into common shares at a fixed conversion of US$0.59 per share, representing a premium of approximately 100% to the then current market price of the common shares (the “Tranche #3 Restructuring”). Further, pursuant to the Tranche #3 Restructuring, the previously issued 1,666,667 warrants exercisable at US$0.40 per common share, expiring on June 20, 2024, were cancelled and 1,666,667 new warrants were issued at an exercise price of US$0.304 per share with an expiry date of June 20, 2021.

On January 11, 2021, the Company received notice from Dominion of its election to convert $5.0 million, the principal amount of the third loan tranche, into equity. The conversion to equity took place in January 2021. An aggregate of 6,666,668 Lender Warrants have been issued for the loan agreements that have been drawn down pursuant to the Dominion Facility. As of February 2021, the Dominion Facility was repaid in its entirety and all Lender Warrants were exercised.

Foundry Loans #1, #2, #3 and #4

In April and May 2021, the Company entered into four loan agreements for the acquisition of 2,465 WhatsMiner Miners, referred to herein as “Foundry Loans #1, #2, #3 and #4”, respectively. Foundry Loan #1 was fully repaid in Fiscal 2022 and Foundry Loans #2, #3 and #4 were fully repaid in Fiscal 2023.

Galaxy Digital LLC

On December 30, 2021, the Company secured a US$100 million credit facility with Galaxy Digital LLC (the “December 2021 Debt Facility”). The December 2021 Debt Facility is a revolving, multi-draw credit facility that renews annually. The Company made an initial US$60 million draw with a six-month term at an interest rate of 10.75% per annum (the “Initial Draw”). The credit facility is secured by Bitcoin, with the minimum value of Bitcoin pledged as collateral calculated as 143% of the amount borrowed. The Initial Draw and the December 2021 Debt Facility were used for general corporate purposes and for the Company’s global growth initiatives. The December 2021 Debt Facility was fully repaid in December 2022.

D. Nasdaq Listing

On May 7, 2021, the Company announced that its application to list its common stock on the Nasdaq Global Market had been approved by Nasdaq.

On June 17, 2021, in connection with the Company’s listing on Nasdaq, the Company received “Depository Trust Company” (also known as “DTC”) eligibility for its common shares.

On June 21, 2021, trading of the Company’s common shares on Nasdaq commenced under the symbol “BITF”.

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BITFARMS LTD.
2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2021 (continued)

E. Prospectus Filings

On March 12, 2021, the Company filed a preliminary base shelf short form prospectus in Canada.

On August 12, 2021, the Company filed a final base shelf short form prospectus (the “August SFBS Prospectus”) in Canada relating to the offering for sale of such number of securities of the Company as would result in aggregate gross proceeds of up to US$500 million, over a 25-month period.

On August 13, 2021, the Company filed with the SEC a shelf registration statement on Form F-10 that included the August SFBS Prospectus (the “2021 F-10 Registration Statement”).

On August 16, 2021, the Company commenced an at-the-market equity offering program (the “ATM program”) by filing a prospectus supplement to the August SFBS Prospectus in Canada qualifying the distribution of up to US$500 million Common Shares through Nasdaq pursuant to an at-the-market offering agreement (the “ATM Agreement”) dated August 16, 2021, between the Company and H.C. Wainwright & Co. (the “ATM Prospectus Supplement”).

On August 17, 2021, the Company filed with the SEC the ATM Prospectus Supplement as a prospectus supplement to the 2021 F-10 Registration Statement.

F. IR Agreement

On March 12, 2021, the Company entered into an agreement to retain the services of CORE IR, an investor relations, public relations and shareholder communications firm (the “CORE IR Agreement”). Under the Core IR Agreement, the Company agreed to pay US$15,000 per month for an initial term of twelve months and made a one-time grant to CORE IR of 15,000 incentive stock options exercisable at a price of CAD$6.35 per share for a period of two years. The CORE IR Agreement was terminated as of October 2021. See Section 3 – GENERAL DEVELOPMENT OF THE BUSINESS – FISCAL 2022 – F. IR Agreement .

On September 17, 2021, the Company announced it entered into of an agreement, subject to TSX Venture Exchange (“TSXV”) approval, to retain the services of LHA Investor Relations, to handle the Company’s public relations and shareholder communications (the “LHA IR Agreement”). Under the LHA IR Agreement, the Company agreed to pay US$20,000 per month for an initial term of six months.

G. Digital Asset Management Program

In early January 2021, the Company implemented a program (the “Digital Asset Management Program”), pursuant to which the Company added approximately 3,201 BTC to its balance sheet during the year ended December 31, 2021. See Section 4.8 – DESCRIPTION OF BUSINESS – DIGITAL ASSET MANAGEMENT PROGRAM.

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BITFARMS LTD.
2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2021 (continued)

H. Development of Operations

A summary of the development of computing power in Fiscal 2021 is as follows:

Installed	Equipment
Q1 2021	Leased: 3,000 MicroBT’s WhatsMiner M31S+ machines, adding approximately 240 PH of computing power.
Q1 2021	Acquired: 1,500 MicroBT’s WhatsMiner M31S machines, adding approximately 120 PH of computing power.
January 2022 – December 2022	Entered into agreements to acquire 48,000 MicroBT’s WhatsMiner machines, adding what was expected to be approximately 5.0 EH of computing power. In December 2022, the Company negotiated its miner purchasing agreements by extinguishing the remaining 24,000 MicroBT commitment, without penalty.
June 2021	Acquired: 1,500 MicroBT M31S+ and 700 Bitmain S19j machines, adding 183 PH of computing power.
Q2 – Q4 2021	Acquired: 2,465 WhatsMiner M30S Bitcoin Mining machines, adding 133 PH.
Q2-Q3 2021	Acquired: 1,996 MicroBT’s WhatsMiner M31S machines, adding approximately 120 PH of computing power.
Q3 – Q4 2021	Acquired: 6,600 Bitmain S19j Pro Antminer machines, adding approximately 660 PH of computing power.

On July 3, 2021, the Company entered into 3 purchase agreements for miners with affiliated companies of MicroBT, pursuant to which, the Company purchased 48,000 Miners to be delivered throughout Fiscal 2022 (the “2021 Miner Purchase Agreements”) – see Section 13 – MATERIAL CONTRACTS.

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BITFARMS LTD.
2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2021 (continued)

I. Quebec Expansion

On September 7, 2021, the Company entered into an agreement with the City of Sherbrooke by which the Company’s existing operations at the De la Pointe Property were to be replaced by new, higher efficiency facilities with next-generation mining equipment optimized for higher output levels and lower power consumption. On October 27, 2021, the Company entered into lease agreements for two new high power production facilities in Sherbrooke, and announced the start of construction of these new facilities, known as “Leger” and “Bunker”, with a combined capacity of 78 MW, expected to be completed in the second quarter of 2022.

On October 4, 2021, the Company announced that it had completed its planned expansion in Cowansville, Quebec, consisting of the replacement of the original 4 MW facility that was operational since 2017 with an entirely newly constructed 17 MW facility. The Company also announced that it had installed 450 new Bitmain S19j Pro miners at the Cowansville facility, in addition to other used miners, adding approximately 100 PH/s of production.

J. Washington Expansion

On March 2, 2021, the Company entered into a hosting agreement in the United States (the “Hosting Agreement”). Pursuant to the Hosting Agreement, the Company delivered older generation equipment already owned and used by the Company for hosting at one of the host’s facilities located in the United States in order to free up capacity at the Quebec facilities (namely, the facilities at Farnham, Saint-Hyacinthe, Cowansville, Magog, and De la Pointe) for more efficient and profitable mining equipment. In July 2021 the Hosting Agreement was replaced by a new hosting agreement for 12 MW under which 4,000 Bitmain S19j Pro miners with a capacity of 400 PH/s were installed at the host’s facility (the “July 2021 Hosting Agreement”).

On November 9, 2021, the Company acquired a Bitcoin Mining production facility used for providing hosting services in Washington State, US (the “November 2021 Washington Acquisition”). The July 2021 Hosting Agreement terminated upon the closing of the November 2021 Washington Acquisition.

K. Argentina Expansion

On April 19, 2021, the Company entered into an eight-year power purchase agreement with a private power producer in Argentina to secure up to 210 MW of electricity with variable rate mechanisms, further to the Company’s plan to pursue the development of a Bitcoin Mining facility in Argentina. The current permits in place allow for 100 MW of electricity. See Section 5.2 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.

On October 7, 2021, the Company announced that it had entered into engineering, procurement and construction contracts with Proyectos y Obras Americanas S.A. (“PROA”) and Dreicon, as the owner’s engineer to commence construction of a production facility in Argentina of up to 210 MW.

L. Paraguay Expansion

On September 8, 2021, the Company announced that it had signed a 5-year lease and an annually renewable power purchase agreement to secure up to 10 MW of green hydro electrical capacity at approximately US3.6 cents per kilowatt hour in Paraguay In December 2021, the Company completed the construction of a 10 MW facility in Paraguay (the “Villarrica Facility”). See Section 5.3 - FUTURE GROWTH PLANS - PARAGUAY EXPANSION.

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BITFARMS LTD.
2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2022

A. Board and Management Changes

In Fiscal 2022, the following changes to the Board and Management were made:

●	On February 14, 2022, the Company announced the addition of three executives for newly created positions. Philippe Fortier was appointed Vice President, Special Projects; Andrea Keen Souza was appointed Vice President of Human Resources; and Stephanie Wargo was appointed Vice President of Marketing & Communications.

●	On May 15, 2022, Nathaniel Port resigned as Senior Vice President of Finance and Accounting.

●	On May 16, 2022, Marc-André Ammann was appointed as Vice President of Finance & Accounting.

●	On May 24, 2024, Paul Magrath was appointed as Vice President of Taxation.

●	On November 17, 2022, the Company announced the addition of Edie Hofmeister to the Board, bringing the total number of directors to six.

●	On December 29, 2022, Emiliano Grodzki resigned as CEO and remained as non-executive member of the board of directors. Geoffrey Morphy was promoted from President and Chief Operating Officer to the position of President and Chief Executive Officer. The Company also announced that Nicolas Bonta has shifted from the position of Executive Chairman to the role of Chairman of the Board of Directors.

B. At-the-market equity offering program

For the Fiscal year 2022, the Company issued a total of 29,324,277 common shares, in exchange for US$54.1 million of net proceeds, through the ATM program.

C. Debt Financing

On February 24, 2022, the Company secured a US$32 million credit facility with a private lender (the “February 2022 BlockFi Loan Facility”). The February 2022 BlockFi Loan Facility had a 24-month term at an interest rate of 14.5 % per annum and was secured by approximately 6,100 Bitmain S19j Pro miners. The February 2022 BlockFi Loan Facility was used for general corporate purposes and for the Company’s global growth initiatives.

On March 31, 2022, the Company made an additional draw of US$40 million from its December 2021 Debt Facility.

On June 17, 2022, the Company entered into an equipment financing agreement with NYDIG ABL LLC (“NYDIG”) which provided for initial funding of US$37 million at an interest rate of 12% per annum (the “June 2022 NYDIG Financing”). The June 2022 NYDIG Financing was collateralized by 10,395 WhatsMiner M30S Miners at Leger and the Bunker, funded as the assets were installed and became operational.

On June 17, 2022, the Company announced that it had reduced the December 2021 Debt Facility from US$100 million to US$66 million, funded through the sale of 1,500 BTC.

On June 30, 2022, the Company amended its December 2021 Debt Facility and extended its maturity date to October 1, 2022.

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2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2022 (continued)

C. Debt Financing (continued)

On September 29, 2022, the Company amended its December 2021 Debt Facility and extended its maturity date from October 1, 2022, to December 29, 2022, and reduced the collateral requirement from 143% to 135%, for a maximum of US$40 million at an interest rate of 11.25%. The December 2021 Debt Facility was fully repaid in December 2022.

As of December 31, 2022, Foundry Loan #1 matured and was fully repaid.

D. TSX Listing

On April 7, 2022, the Company announced that it had received final approval for the up listing of its common shares to trade on the TSX. The Common Shares commenced trading on the TSX under the symbol “BITF” effective market open on April 8, 2022, and were concurrently delisted from the TSXV.

E. NASDAQ Listing

On December 14, 2022, the Company announced that it received a written notice from Nasdaq indicating that, for the prior thirty days, the bid price for the Common Shares had closed below the minimum US$1.00 per share requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided an initial period of 180 calendar days (until June 12, 2023) to regain compliance.

F. IR Agreement

In March 2022, the Company extended the LHA IR Agreement for an indefinite period, under the same terms.

G. Digital Asset Management Program

In January 2022, the Board authorized management to purchase 1,000 BTC for US$43.2 million, increasing the Company’s BTC holdings by approximately 30%.

On June 21, 2022, the Company announced that it had adjusted its Digital Asset Management Program to improve liquidity and strengthen its balance sheet. During the second and third quarter of 2022, the Company sold 3,670 BTC in collateral to partially pay the December 2021 Credit Facility. During the same period the Company also sold 2,275 BTC in treasury to manage liquidity levels. Since August 2022, the Company started selling almost all of its daily BTC Mining production, and as of December 31, 2022, held 405 BTC valued at approximately US$6.7 million based on a BTC price of approximately US$16,500 as of December 31, 2022.

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BITFARMS LTD.
2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2022 (continued)

H. Development of Operations

A summary of the development of computing power in Fiscal 2022 is as follows:

Installed	Equipment
Q1 2022	4,800 MicroBT WhatsMiners
Q2 2022	11,600 MicroBT WhatsMiners
Q3 2022	7,800 MicroBT WhatsMiners
Q4 2022	1,600 MicroBT WhatsMiners

In August 2022, to better align the number of Miners on hand with the infrastructure capacity available to utilize the Miners, the Company amended the 2021 Miner Purchase Agreements, with deliveries originally expected to be completed during Fiscal Year 2022, to postpone into 2023, without penalty, the delivery and payment of certain remaining equipment purchases. In December 2022, the Company made a second amendment of this agreement for which 28,000 Miner deliveries had already arrived in 2022. Following the amendment, the obligation to acquire the remaining 20,000 Miners was cancelled without penalty.

I. Quebec Expansion

On March 11, 2022, the Company acquired a building in Sherbrooke Quebec expected to accommodate 18 MW of electrical infrastructure (“Garlock”).

On March 17, 2022, the Company began operations in Phase one of the Bunker (as defined herein).

On April 6, 2022, the Company began operations at Leger (as defined herein) in Sherbrooke, Quebec, bringing the total operational hashrate to 3 EH/s.

On July 28, 2022, the Company announced that it had completed the second phase of its expansion of the Bunker, bringing the total operational hashrate to 3.8 EH/s.

During December 2022, the remaining phases of the Bunker (6 MW) and Garlock (12 MW) farms in Sherbrooke, Quebec were energized, reaching their full capacity of 48 MW and 18 MW, respectively, which represented the completion of the Sherbrooke Expansion (as herein defined).

On December 16, 2022, the Company announced that it had completed the sale of the De la Pointe Property, receiving US$3.6 million in net proceeds.

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BITFARMS LTD.
2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2022 (continued)

J. Washington Expansion

During the second quarter of 2022, the Company added 3 MW of electrical infrastructure and started operating approximately 20 MW of electrical infrastructure with the majority of the Company’s Antminer S19j Pro Miners generating approximately 600 PH/s in this facility. As of December 31, 2022, the Company had an application pending for an additional 6 MW, which was originally expected to be energized before the end of Fiscal 2022. An additional 3 MW in process application is estimated to be energized after 2027 due to the nearby substation being at full capacity. See Section 5.4 - FUTURE GROWTH PLANS - WASHINGTON EXPANSION.

K. Paraguay Expansion

In January 2022, the Villarrica Facility became operational with the installation of 2,900 of the Company’s older generation Miners relocated from Quebec and generating approximately 125 PH/s. On February 1, 2022, the Company announced commencement of 10 MW operations at the Villarrica Facility, increasing the total farms operated by the Company from six to seven and total mining capacity to 116 MW. See Section 5.3 - FUTURE GROWTH PLANS - PARAGUAY EXPANSION.

L. Argentina Expansion

On September 19, 2022, the Company announced commencement of operations at the first 10 MW module of its 50 MW warehouse in Argentina, increasing the total number of farms operated by the Company to ten and the total operational hashrate to 4.1 EH/s. See Section 5.2 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.

As of December 31, 2022, construction of all 5 MW modules at the 50 MW warehouse in Argentina had been completed and commissioning was underway.

FISCAL 2023

A. Board and Management Changes

In Fiscal 2023, until March 20, 2023, the following changes to the Board and Management have been made:

●	On January 1, 2023, Jeff Gao was appointed as Vice President of Risk Management.

●	On December 11, 2023, Guillaume Reeves was appointed Vice President of IT, Guillaume is one of the oldest employees of the Company and had previously occupied the position of Director of IT.

●	On December 29, 2023, Tracy Krumme was appointed Senior Vice President, Head of Investor Relations.

B. At-the-market equity offering program

In Fiscal year 2023, the Company issued 52,120,899 common shares in the ATM program in exchange for gross proceeds of $70.8 million at an average share price of approximately $1.36. The Company received net proceeds of $68.5 million after paying commissions of $2.2 million to the sales agent for the program and $0.1 million in other transaction costs.

The ATM Agreement expired on September 12, 2023.

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BITFARMS LTD.
2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2023 (continued)

C. Debt Financing (continued)

In January 2023, the principal amount of the remaining Foundry Loans #2, #3 and #4, entered into on May 2021, were fully repaid before their maturity date.

On January 13, 2023, the Company announced that it was working to modify and reduce indebtedness of the February 2022 BlockFi Loan Facility. In connection with this, the Company announced it had taken certain actions, including not making installment payments. This constituted a default under the February 2022 BlockFi Loan Facility and entitled the lender to exercise various rights and remedies against the Company and in respect of the collateral.

During February 2023, the Company negotiated a settlement of its February 2022 BlockFi Loan Facility with an outstanding debt balance of $20.3 million for a payment of $7.8 million in cash. Upon settlement, the 6,100 Bitmain S19j Pro miners that secured the February 2022 BlockFi Loan Facility became unencumbered.

D. 2023 Private Placement

In November 2023, the Company completed a private placement (the “November 2023 Offering”) for total gross proceeds of $43.8 million (CAD$60.0 million) in exchange for 44,444,446 common shares and 22,222,223 common shares purchase warrants to purchase common shares at a price of CAD$1.35 for each share and associated one-half warrant. The funds were raised via a fully subscribed private placement of equity securities among U.S. institutional investors. H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

In December 2023, 6,962,693 warrants and 2,306,667 broker warrants issued in the private placement that closed on November 28, 2023, were exercised resulting in the issuance of 9,269,360 common shares for gross proceeds of approximately $11.0 million (or $1.23 per share for the broker warrants and $1.17 per share for the warrants).

E. Prospectus Filings

On November 10, 2023, the Company filed a short form base shelf prospectus (the “November 2023 SFBS Prospectus”) related to the offering for sale, of such number of securities of the Company as would result in aggregate gross proceeds of up to US$375 million, over a 25-month period.

F. Development of Operations

A summary of the development of computing power in Fiscal 2023 is as follows:

Installed	Equipment
Q1 2023	3,000 Miners
Q2 2023	5,100 Miners
Q3 2023	11,700 Miners
Q4 2023	2,300 Miners

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BITFARMS LTD.
2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2023 (continued)

G .Quebec Expansion

On July 5, 2023, the Company acquired 100% of the shares of a corporation that owns the right to 22 MW of hydro power capacity in the city of Baie-Comeau, Quebec. In addition, the Company entered into a lease agreement for a site to operate the acquired capacity. Following the closing of the acquisition, the Company immediately commenced production at Baie-Comeau with an initial 3 MW online. The Company fully energized the 11 MW Baie-Comeau facility on October 20, 2023. See Section 5.5 - FUTURE GROWTH PLANS - CANADA EXPANSION.

H. Washington Expansion

In April 2023, the Company received approval from the power supplier for the 6 MW application that was pending as of December 31, 2022. Subject to completion of the construction of required civil work for the deployment of the additional mining capacity, the 6 MW is expected to be operated in the first quarter of 2024.

In June 2023, the Company began the construction of another facility on Company-owned land in the State of Washington.

In July 2023, after obtaining lower results than expected, both in terms of performance and costs, the Company de-energized its 2 MW containerized immersion cooling pilot project in the State of Washington. See Section 5.4 - FUTURE GROWTH PLANS - WASHINGTON EXPANSION.

I. Argentina Expansion

In April 2023, the private power producer obtained permits to provide the Company with up to 100 MW. During the same month testing of the Rio Cuarto substation was completed, and with the energization of 2,100 Miners in the Rio Cuarto facility, the Company reached 5 EH/s of production.

During Q2 2023, approximately 5,100 new M30S WhatsMiner miners were installed in the Rio Cuarto facility, increasing capacity by over 100% to 29 MW and added approximately 510 PH/s, bringing its total hashrate in that facility to approximately 700 PH/s. See Section 5.2 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.

In August and September 2023, approximately 1,300 new M50 WhatsMiner Miners, 700 new S19j Pro Antminer miners and 5,500 new S19j Pro+ Antminer Miners were installed, increasing the warehouse’s capacity to 51 MW and operational hashrate to 1.5 EH/s. Approximately 600 additional M50 WhatsMiner miners and 200 new Bitmain S19j Pro+ Antminer Miners were installed in October 2023, further increasing the warehouse’s capacity to 54 MW and operational hashrate to 1.6 EH/s.

In November 2023, the Company secured a fixed rate with the private Argentinian power producer, to receive power at the Rio Cuarto facility at a fixed rate of 2.1 cents per kWh plus VAT for the months of November 2023 through April 2024, which is expected to significantly lower the Company's blended cost of power at the Rio Cuarto facility to an average of 2.5 cents per kWh plus taxes for the first year of full operations.

At December 31, 2023 the Company operated one 54 MW facility in Argentina.

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BITFARMS LTD.
2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2023 (continued)

J. Paraguay Expansion

In January 2023, all the older generation Miners in the Villarrica Facility were replaced with approximately 3,000 new M30S WhatsMiner Miners generating approximately 290 PH/s, a 165 PH/s increase compared to the hashrate that was being produced by the older generation Miners. During the three months ended March 31, 2023, the Company sold the older generation Miners to a third party for approximately $0.2 million. See Section 5.3 - FUTURE GROWTH PLANS - PARAGUAY EXPANSION.

In July 2023, the Company acquired 100% of the shares of two corporations owning power purchase agreements in Paraguay for up to 150 MW of eco-friendly hydro power: one for up to 50 MW in Villarrica, in close proximity to the Company’s existing operations, and one for up to 100 MW in Yguazu, a new location close to the Itaipú dam, the third largest hydro-electric dam in the world.

In August 2023, in anticipation of the construction of the 50 MW new operating facility in Villarrica, known as the “Paso Pe” facility, the Company placed orders using vendor credits for eight 2.4 MW hydro containers and approximately 1,900 hydro-cooled Miners capable of producing approximately 675 PH/s once installed.

In September 2023, construction commenced at the Paso Pe facility.

In December 2023, the Company announced that it had entered into an amending agreement for an additional 20 MW of energy at the Paso Pe facility, enabling an expansion at the site from 50 MW to 70 MW, of which about 50 MW will be air cooled and the remaining hydro containers. The construction of the Paso Pe facility is expected to be completed before the end of the second quarter of 2024.

K. Transformative Fleet Upgrade

In November 2023, the Company announced that as part of a comprehensive strategy to increase the Company's fleet efficiency and operating capacity, it placed a firm purchase order for 35,888 Bitmain T21 miners totaling $95.5 million with deliveries scheduled from March 2024 to May 2024 and made a non-refundable deposit of $9.5 million. In addition, the Company secured a purchase option for an additional 28,000 Bitmain T21 miners totaling $74.5 million and made a non-refundable deposit of $7.4 million in respect to the purchase option. This purchase option gives the Company the right until December 31, 2024, but not the obligation, to purchase, in whole or in part, up to an additional 28,000 Bitmain T21 miners.

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BITFARMS LTD.
2023 Annual Information Form

3. GENERAL DEVELOPMENT OF THE BUSINESS (continued)

FISCAL 2024

During Fiscal 2024 until March 6, 2024:

A. South America Expansion

Paraguay

On January 2024, Bitfarms announced the purchase of land for its future 100 MW production facility in Yguazu, Paraguay. This newly acquired land is located in the heart of Paraguay near the Itaipú Dam, the third largest hydropower dam in the world with 14 Gigawatts of installed capacity. Positioned to benefit from the region’s abundant renewable energy resources, this new facility is expected to be sustainable both economically and environmentally. Once the Yguazu facility comes online, over 85% of the Company’s portfolio will be powered by low-cost green energy that promotes environmentally sustainable Bitcoin Mining. The construction of the facility’s build-out is anticipated to be completed in the second half of 2024.

B. Current Computing Power

The Company’s total operating hashrate is approximately 6.5 EH/s as of March 6, 2024.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS

4.1 GENERAL

Bitfarms owns and operates server farms comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the BTC Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours a day, which produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to a Mining Pool under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining Pools compensate Mining companies for their computational power used for hashing calculations, measured through hashrate, based on what the Mining Pool would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are generally paid to the Company in BTC on a daily basis. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

Prior to January 2021, the Company routinely exchanged cryptocurrencies mined into U.S. dollars through reputable cryptocurrency trading platforms. At the beginning of Fiscal 2021, the Company implemented the Digital Asset Management Program under which the Company decided how many mined Bitcoin would be held by the Company through its custodians. See section 4.8 - DESCRIPTION OF BUSINESS - DIGITAL ASSET MANAGEMENT PROGRAM.

As of March 6, 2024, Bitfarms operates 11 operating Bitcoin Mining facilities and two under development, which are situated in four countries: Canada, the United States, Paraguay and Argentina. Powered predominately by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure. The Company’s ability to operate and secure power through its operational sites is summarized as follows:

Country	Region	Number of server farms	Source of energy	Operating power as of March 6, 2024	Contracted power as of March 6, 2024
Canada	Québec	8	Hydroelectric	158 MW	179 MW
United States	Washington State	1	Hydroelectric	18 MW	21 MW
Paraguay	Villarrica	1	Hydroelectric	10 MW	180 MW
Argentina	Rio Cuarto	1	Natural gas	54 MW	210 MW
		11		240 MW	590 MW

In addition, Bitfarms owns proprietary software, known as the MGMT System, that is used to control, manage, report and secure mining operations. The MGMT System scans and reports the location, status, computing power and temperature of all Miners at regular intervals to allows the Company to monitor performance and maximize up-time. The MGMT System was substantially upgraded during 2022 and is continually getting updated to enhance its features and improve its functionality. The revised system is referred to as MGMT-2. See Section 4.14 - HARDWARE AND SOFTWARE.

Volta provides electrician services to both commercial and residential customers in Québec, while assisting Bitfarms in building and maintaining its server farms in Quebec.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.2 MINING POOL PARTICIPATION

Bitfarms generally operates Miners 24 hours a day producing computational power used for hashing calculations (measured by hashrate) which it sells to Mining Pools (as defined herein), and is compensated on a FPPS basis. Bitfarms currently participates in only one Mining Pool, being Foundry USA Pool (“Foundry Pool”). Under FPPS, pools compensate Mining companies for their hashrate based on what the pool would be expected to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its hashrate may be in cryptocurrency, U.S. dollars, or other currency. However, the fees are generally paid to the Company to BTC on a daily basis. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars, as determined to be needed, through reputable and established cryptocurrency trading platforms. The Company provides its Mining Pool with computing power (hashrate) over a 24-hour period and continues to record the recognition of revenue upon delivery of the service which generally coincides with the receipt of crypto assets in exchange for mining activities. Mining Pools generate revenue by Mining with purchased hashrate through the accumulation of block rewards and transaction fees issued by the Bitcoin network.

The Company’s miners’ hashrate is directed to Foundry Pool’s cloud-based network with a specific URL address. Bitfarms uses at least one unique URL address per location. Mining Pools (including Foundry Pool) generally have software to compute distribution proportions among participating Miners, verify Miner’s contributions, and distribute rewards to each Miner. Other members of the Mining Pool also direct their Miners hashrate to Foundry Pool with URL address(es) that are unique to those members.

Although the Company expects that it could earn marginally more revenues over a specific time period by not participating in a Mining Pool (as a result of not being charged any fee by the Mining Pool), it elects to do so primarily to make its earning more predictable and to generate revenues on a daily basis, i.e. based on what it would be expected to mine. Indeed, prior to the commencement of a particular day, the Company is able to formulate a reasonably accurate estimate of the revenues it will earn that day, based on its expected hashrate contributed to the Pool. In practice, the hashrate contributed to the Mining Pool by the Company will vary somewhat for any number of reasons, (e.g. an individual miner malfunctions, requiring repairs).

The short-term impact of not using a Mining Pool cannot be estimated. It is possible that the Company experiences a period of good fortune and solves a greater number of blocks than it would be expected to based solely on its hashrate, in which case its revenues would be greater than the FPPS payout methodology, for that specific time period. On the other hand, over a specific time period, Bitfarms could solve fewer blocks and earn less revenues.

The payout formula that Foundry Pool pays to Bitfarms (not including transaction fees) is as follows:

where Subaccount FPPS Payout Amount is the amount of payment (in Bitcoin) that the Company actual receives; Daily PPS Base per Subaccount is the amount of Bitcoin earned by the Company based on the block subsidy that is paid to Bitcoin Miners for solving a block (the “Reward Component”); FPPS Rate is a factor that increases the Reward Component to account for transaction fees paid by users of the Bitcoin network who wish to record a transaction to the Bitcoin blockchain and which fees are paid to Bitcoin Miners for solving a block that includes that transaction; and Pool Fee % is the fee withheld by Foundry Pool, i.e. the discount applied to the total FPPS payout otherwise attributed to computing power service providers for their sale of computing power used for hashing calculations as defined in the rate schedule of the agreement with the Mining Pool.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.2 MINING POOL PARTICIPATION (continued)

The Daily PPS Base per Subaccount is calculated as follows:

where worker is the number of Miners (or groups of Miners), shares equals a number equal to the aggregate hashrate of a worker divided by sets equal to the size of the share difficulty (such that the sum of all such shares is equal to the aggregate Hashpower of a particular worker; block subsidy is the amount of Bitcoin rewarded for solving a block (currently 6.25 Bitcoin, until the next Halving event, scheduled to occur in April 2024 (the “2024 Halving”)), and network difficulty is the Bitcoin network difficulty.

The FPPS Rate is calculated as follows:

where the sum of the Block Subsidy (indexed for i equals 4 to i equals n-3) is the aggregate amount of block subsidies awarded to all Miners on the Bitcoin blockchain over a particular period of time (e.g. 24 hours), after eliminated the three blocks with the lowest Transaction Fees and the three blocks with the highest Transaction Fees, and the sum of the Transaction Fees (indexed for i equals 4 to i equals n-3) are the actual transaction fees paid by all Bitcoin network users for the transaction they log to the blockchain on the blocks over the same period of time (i.e. 24 hours), after eliminated the three blocks with the lowest Transaction Fees and the three blocks with the highest Transaction Fees. This whole reward payment (i.e. the sum of the block subsidy and the transaction fee) can be publicly inspected on the Bitcoin blockchain, and the transaction fee is determined by subtracting the block subsidy, i.e. 6.25 Bitcoins until the 2024 Halving. As a control measure, on a monthly basis, the Company re-calculates the reward payment it should earn based on its theoretical hashrate and compares it to the reward payments received from Foundry. The Company has not identified any material differences with Foundry Pool’s reward payments.

4.3 PRODUCTS AND SERVICES

The Company contributes its computational power used for hashing calculations to one or more mining pools from which it receives payment in Bitcoin through the Mining process, as well as providing electrical services through Volta.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.4 CRYPTOCURRENCY BACKGROUND

Bitcoin Blockchain technology was developed around 2009 by a pseudonymous person or organization known as Satoshi Nakamoto. It is often defined as a distributed ledger, or database, with decentralized control. The types of databases that could be implemented using blockchain technology are broad and include, among others, databases similar to a bank ledger that record statements of accounts or transactions, or any other digital record of asset ownership, such as an identity system, land registry or even the rights and obligations defined in a contract. In the traditional centralized ledger models, a master version of such ledgers is controlled by a bank, government or a trusted third party. Disputes are resolved by checking the master version, through a manual and often redundant reconciliation process. In the decentralized blockchain model, a master ledger is not stored in one place or controlled by one entity. Every counterparty on the network receives an identical real-time copy of the ledger; the data in the ledger is tamper-proof using cryptography; new states of the ledger are agreed upon by consensus among all parties.

The shared ledger is made tamper-proof using a cryptographic technique called hashing. A hashing algorithm is a mathematical transformation function with two key properties. First, it accepts any alphanumeric dataset as an input and produces a unique 256-bit code as an output. Second, the smallest change in the dataset results in a significant change in the unique code. Any tampering of the dataset can be detected by re-hashing the data and checking for a change in the unique code. Any user that runs the hash algorithm on the same strings will derive the same unique code. Consequently, the data on the distributed ledger can be run through a series of hash algorithms to create a unique code which ensures the entire ledger is immutable. Whenever a new set or block of transactions is added to the ledger, it is appended with the code from the prior state of the ledger before it is hashed. This chain links both states of the ledger by combining them into a single unique code. Tampering of any historical state of the ledger can be automatically detected by the blockchain network. The historical state of the ledger can be changed if control of more than 50% of the network is obtained; however, in the case of widely held cryptocurrencies with non-trivial valuations, it is likely economically prohibitive for any actor or group of actors acting in concert to obtain the requisite control of more than 50% of the network.

4.5 MINING

The process by which cryptocurrency coins or tokens are created and transactions are verified is called mining. A user or Mining operator operates a publicly distributed mining client, which turns the user’s computer into a “node” on the network that validates blocks. In order to add blocks to the Bitcoin blockchain, a Miner must map an input data set (i.e., the blockchain, plus a block of the most recent transactions and an arbitrary number called a “nonce”) to a desired output data set of a predetermined length using the SHA256 cryptographic hash algorithm. Each unique block can only be solved and added to the blockchain by one Miner. As more Miners join the network and its processing power increases, the network adjusts the complexity of the block solving equation to maintain a predetermined pace of adding a new block to the blockchain approximately every ten minutes. The prevailing level of complexity in the context of cryptocurrency mining is often referred to as the “difficulty”. See Section 4.19 - RISK FACTORS of this AIF.

A Miner’s proposed block is added to the blockchain once a majority of the nodes on the network confirms the Miner’s work which is targeted to occur every ten minutes. Miners that are successful in adding a block to the blockchain are automatically awarded coins or tokens (referred to as block rewards) for their effort plus any transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the method by which new coins enter into circulation to the public.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.6 BUSINESS AND STRATEGY

The Company’s strategy consists mainly of constructing and operating server farms using a geographically diversified portfolio of low-cost energy sources. In support of the strategy, the Company has sourced electrical power from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, City of Baie-Comeau and predominantly power grid operators in Washington State and Paraguay. Power from these sources is derived from clean hydroelectricity as opposed to, for instance, coal-fired or gas-fired plants. Hydro-electric power is generated through exploitation of the natural water cycle, which is renewable, sustainable, and abundant owing to the natural geography of the Province of Québec, Washington State and Paraguay. The Company has also entered into an agreement with a private energy producer to secure exclusive use of up to 210 MW of natural gas-powered electricity in Argentina; with current permits in place allowing for 100 MW of electricity. As a result of these efforts, the management of the Company has developed a business model utilizing low-cost power capacity and a supply of computer hardware from leading manufacturers.

The Company’s server farms are in part operated by the MGMT-2, a proprietary software suite comprised of three operating programs that control, manage, report and secure the operation. One program in the suite of software is the central point of the infrastructure, and saves the status of the Company’s Miners into a database at 30 second intervals. A second program in the suite connects directly to the first program to do the scanning of all the Company’s Miners and return the data for analysis and storage. A third program in the suite displays the data retrieved by the other programs in readable and digestible format to assist operators in identifying machines issues. The software is configured to notify operators of profitability conditions, enabling operators to manually optimize margins under different economic conditions through optimizing the hashing performance and energy consumption of the Miners. Additionally, the Company has an automated cooling management system which autonomously controls exhaust fans to maintain the optimal temperature of the Miners at the locations in which they are operated, based on prevailing ambient conditions. See Section 4.14 - DESCRIPTION OF BUSINESS - HARDWARE AND SOFTWARE.

4.7 MINING PROFITABILITY

It is not possible to determine with certainty the price of Bitcoin at which the Company’s costs would exceed its revenues. This is because the price of Bitcoin and network difficulty are interdependent factors and must be analyzed together to determine whether the economics warrant pausing of mining activities. The Company would consider pausing mining activity if the network difficulty and Bitcoin price resulted in revenue per teraHash decreasing below 4 cents, a level at which the variable cost of mining (i.e. the incremental cost of mining Bitcoin) exceeds the revenue per teraHash. In such a circumstance, the Company would consider the long-term impact of pausing its operations, in addition to the direct economic impact.

For the year ended December 31, 2023, and taking into account the network difficulty, the Company’s average direct cost per Bitcoin was approximately US$15,200, and the Company would likely be in a position to continue mining Bitcoin profitably if the price per Bitcoin decreased to this level. In the event that the price per Bitcoin decreased below approximately US$15,200, the Company would expect that many other Miners in the industry would earn revenue below their break-even cost of production and suspend operations. Consequently, the Company would expect that the network difficulty would decrease (causing the Company’s cost per Bitcoin to also decrease). In the event that the price of Bitcoin decreases below US$15,200 and network difficulty does not change, the Company may temporarily pause mining until the price surpasses the Company’s average direct cost per Bitcoin.

Furthermore, in the event the network difficulty rises or the BTC price decreases such that the direct cost exceeds the revenue per teraHash, the Company may consider reducing the clock rate of its miners, resulting in greater electrical efficiency and a lower direct cost per BTC. See Section 4.19 - RISK FACTORS - Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power of this AIF.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.8 DIGITAL ASSET MANAGEMENT PROGRAM

The Company’s Digital Asset Management Program commenced in early January 2021 following the implementation of internal controls, counter-party risk assessments and custody arrangement reviews. Rather than selling all BTC mined at then-prevailing market rates, the Company decided to retain BTC through its custodial arrangements.

Retaining BTC allowed the Company flexibility in deciding when or whether to sell the assets based on prevailing market conditions. With the decrease in BTC prices during late 2021 and 2022, coupled with the high price of mining hardware, the Company converted a portion of its cash position into BTC with a purchase of 1,000 BTC during the first week of 2022. In August 2022, attending to market conditions, the Board approved the sale of the Company’s daily BTC earned to reduce indebtedness and increase financial flexibility.

Bitfarms has implemented internal controls and custody arrangements to minimize the risk of loss or theft of the retained BTC. Within the Company, there is a segregation of duties to ensure no individual has the ability to unilaterally perform a BTC transaction. Every BTC transfer requires the approval of two different authorized individuals. All BTC transfers are monitored and monthly reconciliations are performed by individuals that are external to the transaction process. The Company retains Coinbase Trust Company LLC (“Coinbase Custody”) and Anchorage Digital Bank N.A. (“Anchorage Digital”) as its third-party custodians. Coinbase Custody is a US-based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Anchorage Digital is a digital asset platform and infrastructure provider that deals in the holding of cryptocurrency products and the investing of infrastructure for cryptocurrency. Anchorage Digital is the only crypto-native bank to hold a charter from the US Office of the Comptroller, offering institutions secure custody, staking, governance and settlement services. Having a national bank charter in the US places Anchorage Digital on the same regulatory footing as other US national banks. See Section 4.9 - DESCRIPTION OF BUSINESS - CUSTODY OF CRYPTO ASSETS.

Every Bitcoin earned is kept or sold based on the Company’s liquidity and operational needs. The Company has no specific target or intention with the Bitcoins it earns from Mining operations. Rather, the Company assesses on an on-going basis whether retention on one hand or sales on the other hand support its stated business objectives, considering factors both internal and external to the Company itself. Some Bitcoins are used as collateral as described in the financial statements.

The Company has many controls within the Company itself and within Coinbase Custody and Anchorage Digital, its Bitcoin custodians. Within the Company, there is a segregation of duties to ensure no individual has the ability to perform a BTC transaction alone. Every BTC movement requires the approval of two different individuals. The BTC balance movement is monitored and monthly reconciliations are performed by individuals who are external to the transaction process. Within Coinbase Custody and Anchorage Digital, every BTC is held in a cold wallet. One initiator and two approvers (i.e. CEO, CFO, VP finance) are needed to complete a transaction and video calls are needed for a transfer to a third-party.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.9 CUSTODY OF CRYPTO ASSETS

The Company’s crypto assets, currently BTC, is earned to multi-signature wallets that the Company controls. On a regular basis, the Company transfers BTC from its multi-signature wallets to an external third-party custodian, such as Coinbase Custody and Anchorage Digital. Currently, Coinbase Custody and Anchorage Digital provides only custodial services to the Company and does not use a sub-custodian. Coinbase Custody and Anchorage Digital is not a related party to the Company. Coinbase Custody is a fiduciary of § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for purposes of § 206 (4) -2(d)(6) of the Advisers Act of 1940, as amended. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency.

As of March 6, 2024, the Company holds 807 BTC, valued at $54.1 million. As of the date of this AIF, 100% of the Company’s BTC are held in custody with Coinbase Custody and Anchorage Digital.

Coinbase Custody maintains an insurance policy of $320 million for its cold storage, and Anchorage Digital maintains an insurance policy of $50 million for its cold and hot storage; however, the Company cannot ensure that the limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody which have resulted in the Company’s crypto assets being lost or stolen, and (ii) anything with regards to Coinbase Custody’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase Custody may not be recoverable in the event of bankruptcy by Coinbase Custody or its affiliates. In its annual report on Form 10-K filed with the U.S. Securities Exchange Commission on February  15, 2024, Coinbase Custody disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that crypto assets will not be defalcated through hacking or other forms of theft. See Section 4.19 - RISK FACTORS of this AIF.

4.10 HEDGING PROGRAM OF DIGITAL ASSETS

The Company’s hedging strategy aims to reduce the risk associated with the variability of cash flows resulting from future disposals of digital assets and in consideration of the volatility and adverse price movements of the digital assets in the prior months. In March 2023, the BOD approved a hedging program and authorized Management, through a risk management committee specifically created for this purpose, to implement hedges using BTC option contracts for up to 20% of the Company’s BTC compensation per month and up to three months of future BTC compensation. In April 2023, the BOD authorized Management to increase the BTC option contracts to up to 50% of the Company’s BTC compensation per month and up to six months of expected future BTC compensation. As of March 6, 2024,the risk management committee has not engaged in hedging to the full extent approved by the BOD. The Company has a hedge in place of 160 BTC of expected future BTC compensation.

During the three and twelve months ended December 31, 2023, the Company secured BTC option contracts to sell digital assets which resulted in a loss of $0.3 million and $0.5 million, respectively, mainly related to premiums paid for the option contracts hedging the potential risk of the BTC price decreasing and protecting the Company’s margins. Refer to Note 22 to the Financial Statements for more details.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.11 SYNTHETIC HODL PROGRAM OF DIGITAL ASSETS

Alongside the hedging program, and with the intent to manage a more capital-efficient portfolio, in June 2023, the BOD approved a HODL strategy, referred to as a synthetic HODL strategy, which allows up to 20% of the Company’s BTC exposure to be replicated using BTC call options. In October 2023, the Company initiated its Synthetic HODL strategy with the purchase of long-dated BTC call options. The primary objective of the Synthetic HODL is to allow the Company to accumulate BTC in treasury and increase BTC exposure in a manner that is risk-managed and capital efficient. As of March 6, 2024, the Company has active call option contracts providing the right to buy up to 135 BTC. It remains within the risk management committee’s discretion to dynamically adjust Bitfarms’ hedge and Synthetic HODL ratios within the risk limits approved by the BOD to more adequately respond to market factors that are beyond the Company’s operational control. During the three and twelve months ended December 31, 2023, the Company purchased long-dated BTC call options which resulted in an unrealized gain of $0.5 million for both periods primarily attributable to the increase in the BTC price over the respected periods.

4.12 CURRENT MINING OPERATIONS

The following table sets out summary information regarding the Current Facilities as of March 6, 2024.

Location	Power Capacity	Hash-power per second	Property Information	Primary Energy Source
Farnham, Québec, Canada	10 MVW	200 PH/s	Leased	Hydroelectric
Saint-Hyacinthe, Québec, Canada	14 MVW	400 PH/s	Leased	Hydroelectric
Cowansville, Québec, Canada	17 MVW	400 PH/s	Leased	Hydroelectric
Baie-Comeau, Québec, Canada	11 MVW	300 PH/s	Leased	Hydroelectric
Magog, Québec, Canada	10 MVW	300 PH/s	Leased	Hydroelectric
The Bunker, Sherbrooke, Québec, Canada	48 MVW	1,200 PH/s	Leased	Hydroelectric
Leger, Sherbrooke, Quebec, Canada	30 MVW	800 PH/s	Leased	Hydroelectric
Garlock, Sherbrooke, Québec, Canada	18 MVW	400 PH/s	Owned	Hydroelectric
Washington, United States	18 MVW	600 PH/s	Owned & Leased	Hydroelectric
Villarrica, Paraguay	10 MVW	300 PH/s	Leased	Hydroelectric
Rio Cuarto, Argentina , Warehouse #1	54 MVW	1,600 PH/s	Leased	Natural Gas
	240 MVW	6,500 PH/s

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.13 COMPETITIVE CONDITIONS

The cryptocurrency mining industry is highly competitive. There are several publicly trading companies that mine cryptocurrency including Hut 8 Mining Corp. (TSX: HUT and Nasdaq: HUT), Hive Blockchain Technologies Ltd. (TSXV and NASDAQ: HIVE), Digihost Technology Inc. (TSXV: DGHI), Core Scientific Inc. (Formerly NASDAQ: CORZ); Riot Platforms, Inc. (NASDAQ: RIOT), Marathon Digital Holdings Inc (NASDAQ: MARA), Iris Energy Ltd. (NASDAQ: IREN), and CleanSpark Inc. (NASDAQ: CLSK). In addition, many other private companies are active in the industry.

It is difficult to obtain an accurate estimate of market share. As at March 6, 2024, the hashrate capacity of the Company’s installed facilities represented an estimated 1.2% of the entire Bitcoin network hashrate, being approximately 557 EH/s. Estimates of the Bitcoin network hashrate can be retrieved at www.blockchain.com/en/charts/hash-rate. According to internal estimates, management believes that its facilities collectively rank as one of the largest and most cost-effective public cryptocurrency mining operations as measured by installed energy and hash power.

4.14 HARDWARE AND SOFTWARE

The main components of the Company’s cryptocurrency mining operations are specialized computers, frequently referred to as ASIC Miners, that consist of ASIC chips, power supply units (“PSU”), network components, security components, electronic components, cooling components and other ancillary hardware. The hardware is composed primarily of: (i) WhatsMiner M30S, M31s and M31s+ and Bitmain S19js miners, which currently comprise most of the Company’s mining power; and (ii) peripheral computer hardware required to operate the Miners. As at December 31, 2023, the Company owned and operated approximately 65,000 ASIC Miners. The majority of the Company’s currently operating ASIC Miners and those recently secured by purchase order in connection with the expansion plans are primarily manufactured by MicroBT and Bitmain Technologies Inc., each leading suppliers of ASIC Miners for the blockchain and Mining industry. The Miners are typically purchased directly from the manufacturer; however, during periods of elevated demand and pricing conditions, the Company has on occasion made purchases through secondary suppliers. The MGMT-2 software is used to control and to provide management, reporting and security of cryptographic coin mining systems. The Company’s software suite consists of three operating programs: (i) a software program that provides a real-time status report and reports problems in near-real time; (ii) a web interface, management software program that displays various events and alerts by sending short message service (“SMS”) messages or other alert methods; and, (iii) a software program that enables management and supervision of the cooling equipment (efficient cooling is an essential condition for the operation of the server farm). The software can be scaled to manage an unlimited number of ASIC components and sites. The software is regularly updated by the Company to incorporate new or upgraded features.

4.15 REVENUE

Year ended December 31,
	2023**	2022**	2021*
Revenues	$146.4 million	$142.4 million	$169.5 million

*	Revenues are from the sale of computational power used for hashing calculations, the provision of electrical services and the hosting of third-party mining hardware.

**	Revenues are from the sale of computational power used for hashing calculations and the provision of electrical services.

	As of December 31,
	2023	2022	2021
Value of Bitcoin held	$34.0 million	$6.7 million	$152.9 million
Market price of Bitcoin	$42,300	$16,500	$46,300

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.16 EMPLOYEES

As of December 31, 2023, the Company and its subsidiaries have 170 employee positions on a global basis. The following table sets out the employees by department:

Department	Number of Employees
IT & Infrastructure	18
Operations – Site & Project Managers	13
Operations – Technicians	60
Business Development, Finance, Administration, Investors Relations and Marketing	53
Sub-Total	144
Volta	26
Total	170

4.17 INTANGIBLE PROPERTIES

The Company continually invests in improvements to its proprietary software called MGMT-2. The source code used to operate the farms is owned by the Company and is in its possession and held in a private account. No patents have been registered on the software and no applications have been made to register or otherwise protect copyrights in the software or its components.

4.18 BANKRUPTCY PROCEEDINGS

There have been no bankruptcies, receivership, or similar proceedings against Bitfarms or its respective subsidiaries, whether voluntary or otherwise, since incorporation and, to the knowledge of management, there are no such contingent or threatened proceedings.

4.19 RISK FACTORS

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business, financial condition and results of operations, and/or the trading price of the Company’s shares. Due to the nature of the Company’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Company is subject to significant risks. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations. Additional risks and uncertainties not presently known to the Company, or that are currently deemed immaterial, may also impair its operations. If any such risks actually occur, the financial condition, liquidity and results of operations of the Company could be materially adversely affected. Investors should carefully consider the risks, factors, and uncertainties described below, together with the other information contained in this AIF, as well as the risk factors, uncertainties, and other information disclosed in the Company’s other public filings before making an investment decision regarding the Company’s securities.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Bitcoin Halving Event

The BTC reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in BTC using a proof of work consensus algorithm. At a predetermined block, the Mining reward is cut in half, hence the term “halving”. The BTC blockchain has undergone halvings three times since its inception. Most recently, in May 2020, the BTC Block Reward decreased from 12.5 to 6.25 BTC per block (a “BTC Halving”), and, consequently, the number of new BTC issued to Miners as a subsidy decreased to approximately 900 per day, excluding transaction fees.

The May 2020 BTC Halving had a significant negative impact on the Company’s profitability for several months following the BTC Halving. It took approximately six months for the Company’s revenue per terahash to return to the level experienced prior to the May 2020 Bitcoin Halving. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the BTC Halving is that market variables of BTC price will adjust over time to ensure that Mining remains profitable. The period of market normalization after the next BTC Halving to incentivize profitability levels is unknown.

A BTC Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. Once 21 million BTC are generated, the network will stop producing more. The next BTC Halving is expected to occur in April 2024, at which time BTC Block Rewards will decrease from 6.25 BTC per block to 3.125 BTC per block. While BTC prices have had a history of price fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining reward and the corresponding decrease in the compensation the Company receives from the Mining Pool(s) in which it participates.

If BTC price and difficulty do not maintain or continue their trend of adjusting to pre-BTC Halving profitability levels over time, or the period of market normalization after the BTC Halving to pre-BTC Halving profitability levels is too long, there is a risk that a future BTC Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator

Over the past five years, Bitfarms has both mined independently and been a member of multiple third-party Mining Pools; however, as of the date hereof, it participates in only one Mining Pool, being Foundry Pool. Foundry Pool is owned indirectly by Digital Currency Group, which also owns Genesis Global Capital (“Genesis”). On January 19, 2023, Genesis filed for U.S. bankruptcy protection. In the event that Foundry Pool (or any other Mining Pool in which the Company participates) ceases making payments to Bitfarms for whatever reason, including bankruptcy, insolvency or cessation of its operations, or for no reason, Bitfarms would expect to immediately cease contributing its Hash power to such Mining Pool and either: (i) join a different Mining Pool; or (ii) commence Mining independently. The Company estimates that such a switch would take approximately one day in either scenario. Given that Foundry Pool pays the Company on a daily basis, the cost of switching, if such a switch is ever deemed necessary by the Company, is expected to be the lost revenues the Company would have earned had it been Mining during that approximate one day period (and one additional day in the case Foundry Pool failed to pay the Company for its work, causing the decision to leave the Mining Pool). In the event that the Company is unable to make such a switch of its operations in a timely manner and its Mining operations experience significant down time, it may experience a material adverse change.

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2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Reliance on Foreign Mining Pool Operator

Bitfarms participates in a single Mining Pool, being Foundry Pool. Consequently, the Company’s operations are substantially reliant on Foundry Pool and the terms of services and other terms and conditions that govern its relationship with Foundry Pool. Foundry Pool has the right to unilaterally modify the service agreement between it and the Company at any time without notice. This includes the right to modify the payout methodology or Mining Pool fees. In the event that any such modifications are unattractive or unacceptable to the Company, it may: (i) join a different Mining Pool; or (ii) commence Mining independently, either of which may cause a material adverse change. See risk factor Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator above.

As a control measure, on a monthly basis, the Company calculates the revenues it should earn based on its theoretical Hashrate and compares it to the payments the Company received from Foundry Pool. As of the date hereof, the Company has not identified any material discrepancies between its calculations and payments actually received from Foundry Pool. In the event that the Company identifies a material difference, the Company may have to engage in litigation and/or cease its relationship with Foundry Pool, either of which may have a material adverse effect on the Company.

Mining Pool Agreements Governed by Foreign Laws

The agreement between the Company and Foundry Pool is governed by the laws of the State of New York. Furthermore, the Mining Pool agreement contains an arbitration provision that requires any dispute arising out of or relating to the Company’s agreement with Foundry Pool, or the breach thereof, to be finally resolved by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, or such arbitration body as required by law, rule or regulation, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. Any such arbitration will be conducted in the English language before a single arbitrator in the City of New York, New York. The Company may be required to expend significant costs in order to undertake and complete any such arbitration, and there can be no guarantee of any successful outcome of such arbitration. In such a case, the Company may experience a material adverse change.

Independent Mining Risks

In the event the Company decides to cease participating in a Mining Pool and conduct Mining operations independently, it may be exposed to certain risks. Refer to Section 4 - DESCRIPTION OF BUSINESS. The primary risk of conducting independent Mining is that the Company could experience a protracted period of failing to solve any blocks, causing a disruption in its revenue stream. In such a circumstance, the Company may need to borrow or raise additional capital to continue operations. There can be no guarantee that the Company could obtain any such financing on commercially attractive terms, or at all, and, consequently, the Company could experience a material adverse change.

Indemnification of Mining Pool

Pursuant to the terms and conditions of the Foundry Pool to which the Company is subject, the Company has agreed to release, indemnify and hold Foundry Pool harmless from any and all losses, damages, and expenses, including reasonable attorneys’ fees, rights, claims, actions of any kind and injury (including death), arising out of or relating to the Company’s participation in Foundry Pool. In the event of any such losses, damages, or expenses, the Company may experience a material adverse change.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Reliance on Manufacturing in Foreign Countries and the Importation of Equipment to the Jurisdictions in Which the Company Operates

The Company relies on third party manufacturers in foreign jurisdictions for its Miners. As a result, the Company’s business is subject to risks associated with doing business in such foreign jurisdictions, including, but not limited to: trade protection measures such as the imposition of or increase in tariffs, import and export licensing and control requirements; potentially negative consequences from changes in tax laws (both foreign and domestic); difficulties associated with transacting business with parties in a foreign jurisdiction, including increased costs and uncertainties associated with enforcing contractual obligations; and unexpected or unfavorable changes in other regulations and applicable regulatory requirements.

For example, in 2018 and 2019, the U.S. enacted tariffs (or increased existing tariffs) on certain items imported from other countries. Following their enactment, the tariffs sparked an international trade war in which other countries enacted tariffs on imports of U.S. goods. Subsequently, the U.S. and various countries subject to those tariffs have engaged in trade negotiations and, in some instances, agreed to suspend or terminate certain tariffs. It is uncertain whether treaties or other trade policies like those will be enacted or modified by the U.S. or any other government or trade organization in the future. Future changes to trade or investment policies, treaties and tariffs, fluctuations in exchange rates, or the perception that these changes could occur could adversely affect third party manufacturers on which the Company relies, as well as the future of the Company’s relationships with those third-party manufacturers, which could have an adverse impact on the Company’s business, financial condition and results of operations. In addition, actions by foreign markets to implement further trade policy changes, including limiting foreign investment or trade, increasing regulatory scrutiny or taking other actions that apply to the jurisdictions in which the Company operates or in which third parties with which the Company does business operate, could negatively impact the Company’s business, financial condition and results of operations.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Emerging markets

Investing in a company with operations in emerging markets entails certain inherit risks.

The Company conducts Mining operations in various jurisdictions, including in Argentina and Paraguay, which are emerging markets. Investing in a company with operations in emerging markets involves inherent risks, which may include: (i) expropriation or nationalization of property; (ii) changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; (iii) uncertain political and economic environments, war, terrorism, sabotage and civil disturbances; (iv) lack of certainty with respect to legal systems, corruption and other factors that are inconsistent with the rule of law; (v) delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; (vi) import and export regulations, including restrictions on the import of miners and other equipment relevant to the Company’s Mining operations; (vii) limitations on the repatriation of earnings and other forms of currency controls, monetary restrictions and limitations under economic policies; (viii) underdeveloped industrial or economic infrastructure; (ix) internal security issues; (x) increased financing costs; (xi) renegotiation, cancellation or forced modification of existing contracts; and (xii) risk of loss due to disease, and other potential medical endemic or pandemic issues, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

There can be no guarantee that one or more of the events described above will not occur in the future, and the impact of such event or events on the Company’s operations cannot be accurately predicted at this time. The occurrence of one or more such events may have a material adverse effect on the Company’s operations in the affected jurisdiction or jurisdictions, including, but not limited to, disruptions to its operations, the loss of property, unprofitability of its operations, protracted legal and regulatory proceedings, and other penalties or sanctions, which, in turn, may have a material adverse effect on the Company’s overall business, financial condition and results of operations, and/or the trading price of the Company’s shares.

Argentina and/or Paraguay may experience economic volatility and other challenges that could affect the Company’s business, financial condition and result of operations.

The profitability of the Company’s Mining operations in Argentina and Paraguay and the Company’s ability to continue such operations depend in part upon local economic, social and/or political conditions, which, in turn, may affect the Company’s business, financial position and results of operations. Adverse external economic factors; inconsistent fiscal and monetary policies; dependence of governments on external financing; changes in governmental economic policies; high levels of inflation; abrupt changes in currency values; high interest rates; volatility of exchange rates; political and social tensions; exchange controls; wage and price controls; the imposition of trade barriers; and trade shock are examples of economic and social conditions over which the Company has no control and which may have an adverse effect on the Company’s operations in those geographies and, given the materiality to the Company of such operations, may adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Emerging markets (Continued)

The economies of Argentina and Paraguay are vulnerable to external shocks caused by significant economic difficulties of their respective trading partners or by more general “contagion” effects.

Weak, flat or negative economic growth or changes in international trade policy of the major trading partners of Argentina and Paraguay could adversely affect their balance of payments and, consequently, their respective economic growth.

Argentina in particular has experienced significant political and social economic instability in the past and may experience further instability in the future. For instance, in 2001 and 2002, Argentina suffered a major political, economic and social crisis, which resulted in institutional instability and a severe contraction of the economy with significant increases in unemployment and poverty rates. Among other consequences, the crisis caused a large currency devaluation and led to the government of Argentina defaulting on its external debt. In response, the government of Argentina implemented a series of emergency measures, including strict foreign exchange restrictions and monthly limits on bank withdrawals, which affected public companies and other sectors of Argentina’s economy. Despite a brief recovery from that crisis, growth stagnated starting in 2012, and Argentina has struggled to curb strong inflationary pressures since, with inflation spiking in 2023. In particular, Argentina’s annual inflation rate for 2023 ended at 211.4%, the highest since the early 1990s, and it currently has one of the highest rates of inflation in the world. Argentina’s high rate of inflation may adversely impact the Company’s business, results of operation and financial condition in the future. Due to the political and economic uncertainties in Argentina, the Company is uncertain when, or if, the Argentine VAT receivable will be settled.

The economic conditions of Argentina and Paraguay are dependent on a variety of factors, including, but not limited to, the following: (i) international demand for Argentina’s and Paraguay’s principal exports; (ii) international prices for Argentina’s and Paraguay’s principal commodity exports; (iii) stability and competitiveness of the currencies of Argentina and Paraguay compared to foreign currencies; (iv) competitiveness and efficiency of domestic industries and services; (v) levels of domestic consumption and foreign and domestic investment and financing; and (vi) the rate of inflation. Any difficulties faced by the economies of Argentina and Paraguay or challenging or deteriorating financial condition of the same could have a material adverse effect on companies operating in Argentina and Paraguay, including the Company.

The Company conducts operations in countries known to experience high levels of corruption, and any violation of anti-corruption laws could subject us to penalties and other adverse consequences.

The Company is subject to anti-corruption, anti-bribery, anti-money laundering and other international laws and regulations and is required to comply with the applicable laws and regulations of each jurisdiction in which the Company operates. In general, those laws prohibit improper payments or offers of payments to governments and their officials, political parties, state-owned or controlled enterprises, and/or private entities and individuals for the purpose of obtaining or retaining business. In addition, the Company is subject to economic sanctions regulations that restrict its dealings with certain sanctioned countries, individuals and entities.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Emerging markets (Continued)

The Company conducts operations in countries known to experience high levels of corruption, and any violation of anti-corruption laws could subject us to penalties and other adverse consequences. (Continued)

The Company has operations in Argentina and Paraguay, which are jurisdictions perceived as having relatively high levels of corruption. The Company’s activities in those countries increase the risk of, or potential for, unauthorized payments or offers of payments by one of the Company’s employees, contractors, or agents that could be in violation of various laws, including anti-bribery laws applicable to the Company. In addition, the Company’s ability to secure permits, renewals or other government approvals required to maintain its operations could be negatively impacted by corruption in one or more governmental institutions in Argentina and Paraguay.

The Company has adopted various measures that mandate compliance with applicable anti-corruption, anti-bribery and anti-money laundering laws, and has implemented training programs, compliance controls and procedures, and reviews and audits to ensure compliance with such laws; however, there can be no assurance that the Company’s internal controls and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by the Company’s affiliates, employees, directors, officers, partners, agents and service providers, or that any such persons will not take actions in violation of the Company’s policies and procedures, for which the Company may be ultimately responsible.

Any violations of anti-bribery and anti-corruption laws or sanctions regulations by the Company, or otherwise committed on its behalf, including by its employees, directors, or other agents, could have a material adverse effect on the Company’s business, reputation, results of operations and financial condition. The Company cannot predict the nature, scope or effect of future anti-corruption regulatory requirements to which its operations might be subject, the manner in which existing laws might be administered or interpreted or the impact on the Company of any violation of the same.

The Company’s operations in Argentina are subject to frequent and unpredictable changes in tax rates, capital controls, and foreign exchange restrictions, which may restrict or affect the profitability of the Company’s operations.

The imposition and application of federal, provincial and other local taxation to which businesses located in Argentina are subject may change frequently and without notice. If any taxation authority takes a position or adopts an interpretation that differs from those adopted by the Company, the Company could become subject to unanticipated tax liabilities and cost increases, which could negatively affect its financial condition and results of operations.

For instance, in 2018, the government of Argentina introduced a decree imposing a temporary tax on all exports from Argentina. The tax was introduced as an emergency measure due to the significant devaluation of the Argentinean peso during 2018. In December 2019, the government of Argentina approved a law delaying a scheduled corporate tax rate decrease from 30% to 25% to the end of 2020, following which the government submitted a bill in order to maintain the 30% rate until the end of 2021 and to extend the temporary export tax introduced in September 2018 to the end of 2021. Furthermore, the decree suspended the increase in the dividend withholding tax from 7% to 13% until January 2021. In June 2021, the National Government passed an amendment to the corporate income tax rate, increasing it from a flat rate of 25% to a progressive scale, with a maximum rate of 35% for certain types of companies.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Emerging markets (Continued)

The Company’s operations in Argentina are subject to frequent and unpredictable changes in tax rates, capital controls, and foreign exchange restrictions, which may restrict or affect the profitability of the Company’s operations. (Continued)

Changes in taxes, capital controls, and foreign exchange regulations in Argentina and the other jurisdictions in which the Company operates are beyond the Company’s control. Increased tax rates, or the imposition of stricter capital controls or foreign exchange regulations, could increase the operating costs at the Company’s Mining facilities, prevent or restrict development and production at new or contemplated facilities and constrain the Company’s ability to receive distributions from its subsidiaries in those jurisdictions.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations has been and will continue to be significantly affected by changes in the spot price of cryptocurrencies, specifically BTC. Cryptocurrency prices (and BTC prices in particular) are highly volatile, fluctuating due to numerous factors beyond the Company’s control, including speculation and incomplete information, rapidly changing investor sentiment, changes in technology, regulatory changes, fraudulent or malicious actors, media coverage of cryptocurrency, inflation, and political or economic events, as well as market acceptance and demand for cryptocurrency. The market price of one BTC, in the Company’s principal market, ranged from approximately $16,600 to $44,700 during the year ended December 31, 2023 and ranged from approximately $15,600 to $48,100 during the year ended December 31, 2022. Although the Company partially hedges its investment in BTC, such hedging practices may not adequately protect the Company from BTC’s price volatility and surrounding risks.

Currently, the Company does not use a formula or specific methodology to determine whether or when it will sell BTC that it holds, or the number of BTC it will sell. Rather, decisions to hold or sell BTC are currently determined by Management by analyzing forecasts and monitoring the market in real time. Such decisions, however well-informed, may result in untimely sales and even losses, adversely affecting an investment in the Company. Further, some of the business decisions (e.g., purchases of Miners and debt financing) the Company has made, and may in the future make, were or will be tied to the price of BTC at the time of each of those decisions. For example, in 2021, the Company made purchase commitments in respect of a significant number of new Miners to be delivered and paid for during the year 2022, when BTC and Miner prices were much lower than at the time of such purchase. Although the Company was successful in renegotiating the agreement and canceling some of those purchase commitments, it may not be able to do so in the future. If cryptocurrency spot prices decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company’s results of operations and financial condition, as well as the trading price of the Company’s common shares, could be materially adversely affected.

Cryptocurrencies and related mining equipment may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Further, the price of mining equipment is often tied to the price of cryptocurrencies and other cryptocurrency economics, such as mining difficulty and the value of corresponding rewards. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating their market prices and making those market prices more volatile. As a result, cryptocurrency market prices may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the trading price of the Company’s common shares.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Valuation and Price Volatility of Cryptocurrencies (Continued)

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Specifically, the trading price of the Company’s common shares is, and, in the future, is likely to continue to be, highly correlated to the trading price of BTC. BTC Mining companies' stock have shown volatility relative to BTC, with many such stocks outperforming BTC in 2020 and 2021 but underperforming relative to BTC in 2022. For example, the closing price of the Company’s common shares on December 31, 2022 was $0.44 and the closing price of BTC was approximately $16,500 and, as of December 30, 2023, the closing price of the Company’s common shares was $2.91 and the closing price of BTC was approximately $42,300.

The Company’s operating results and financial condition have been and may continue to be adversely affected by declines in cryptocurrency market prices. In addition, the Company has made, and may continue to make, decisions concerning the execution of its business plan, including the development of its facilities and expansion into new markets, purchases of new Miners (or exercising any options it has to purchase new Miners) and incurrence of indebtedness, when BTC prices were, or may be, significantly higher or lower than they currently are, resulting in plans and obligations that the Company reassesses and likely will continue to reassess, particularly in light of potential general declines in cryptocurrency market prices, to determine the practicality, profitability and timeline of such plans and commitments.

Volatility may have an impact on the value of the Company’s inventory of cryptocurrencies and could result in margin calls on the Company’s long-term debt collateral BTC with NYDIG as described in Note 17 - Long-term Debt to the 2023 annual financial statements.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses, have experienced wide fluctuations in price. The market price of the Company’s common shares ranged from $0.42 to $3.56 on Nasdaq and CAD$0.57 to CAD$4.68 on the Toronto Stock Exchange from January 1, 2023 to December 31, 2023. The market price of the Company’s common shares fluctuates significantly in response to a number of factors, most of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of the Company. In particular, the trading price of the Company’s common shares is in many cases directly tied to the price of BTC. Refer to “Valuation and Price Volatility of Cryptocurrencies and Mining Equipment” above for more details. Other factors that may impact the trading price of the Company’s common shares include, but are not limited to:

●	variations in the Company’s financial results between periods or as compared to the Company’s projections or the projections or actual results companies that are perceived to be similar to the Company;
●	actions by the Company, its competitors, or others in the cryptocurrency industry, such as acquisitions, bankruptcies or restructurings;
●	additions or departures of key management personnel;
●	legal proceedings involving the Company, the cryptocurrency industry or both;
●	legislative or regulatory actions;
●	changes in market valuations of companies similar to the Company;
●	the prospects of and changes affecting participants in the cryptocurrency industry;
●	actions by the Company’s shareholders;

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Share Price Fluctuations (Continued)

●	speculation or reports by the press or investment community with respect to the Company or the cryptocurrency industry in general;
●	changes in the pricing or availability of hydro-electricity, natural gas and other sources of energy;
●	general economic, regulatory, market and political conditions; and
●	other risks, uncertainties and factors described in these risk factors or otherwise not currently known to the Company.

The stock markets in general have often experienced volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations have, in the past, caused, and may, in the future, cause, the trading price of the Company’s common shares to decline. A continuation or worsening of the levels of market disruption and volatility seen in the past could have an adverse effect on the Company’s ability to access capital, on its business, financial condition, results of operations, cash flow and prospects and on the market price of its common shares. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. The Company may become the subject of that type of litigation in the future, which litigation may be expensive to defend and may divert Management’s attention and resources from the operation of the Company’s business.

In addition, the Company must comply with the continued listing requirements of the Toronto Stock Exchange, Nasdaq or any other securities exchange on which its securities are listed in the future to avoid its securities being delisted. A delisting from the Toronto Stock Exchange and/or Nasdaq would result in the Company’s common shares being eligible for quotation on the over-the-counter (OTC) market, which is generally considered to be a less efficient system than listing on a national exchange, such as the Toronto Stock Exchange and Nasdaq, because of the OTC’s lower trading volumes, transaction delays and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Company’s common shares.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

As of December 31, 2023, the Company had cash of $84.0 million, compared to $30.9 million as of December 31, 2022. The Company expects to continue to depend upon selling BTC earned and in treasury and utilizing short-term debt, long-term debt and equity instruments to fund its ongoing expansion activities, operating expenses and debt service requirements. Further, the Company expects that it will need to raise additional capital in the future to fund more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities, and it may seek to do so through public or private financing, strategic relationships or other arrangements. The ability of the Company to secure any required financing will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing on terms satisfactory to Management or at all. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of common shares will have on the price of the Company’s common shares.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Future Capital Needs, Uncertainty of Additional Financing and Dilution (Continued)

If the Company raises additional capital through the issuance of equity securities, the percentage ownership of the Company’s existing shareholders may be reduced, and such existing shareholders may experience additional dilution in net book value per share. Any such newly-issued equity securities may also have rights, preferences or privileges senior to those of the holders of the common shares. If additional funds are raised through the incurrence of indebtedness, such indebtedness may involve restrictive covenants that impair the ability of the Company to pursue its growth strategy and other aspects of its business plan, expose the Company to greater interest rate risk and volatility, require the Company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital and capital expenditures, increase the Company’s vulnerability to general adverse economic and industry conditions, place the Company at a competitive disadvantage compared to its competitors that have less debt, limit the Company’s ability to borrow additional funds, and otherwise subject the Company to the risks discussed under “Indebtedness” below and heighten the possible effects of the other risks discussed in these risk factors. In connection with any such future capital raising transaction, whether involving the issuance of equity securities or the incurrence of indebtedness, the Company may be required to accept terms that restrict its ability to raise additional capital for a period of time, which may limit or prevent the Company from raising capital at times when it would otherwise be opportunistic to do so.

If adequate funds are not available on acceptable terms or at all, the Company may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Indebtedness

The Company is party to various arrangements with short-term lenders as described in more detail in the MD&A, and the Company may become party to additional debt financing arrangements in the future. The Company’s ability to generate and maintain a level of cash flows from operating activities to make scheduled payments on any debt obligations, or to refinance its debt obligations, will depend on, among other things, its future financial and operating performance, which is subject to prevailing economic and competitive conditions, and to various financial, business, regulatory and other factors, some of which are beyond the Company’s control. If the Company is unable to fulfill its debt service obligations, it may be forced to reduce or delay capital expenditures or sell assets, seek additional capital or seek to restructure or refinance its indebtedness. Further, any such indebtedness may impair the Company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes.

In addition, any agreements governing the Company’s debt obligations may contain financial covenants and covenants that restrict the Company’s and its subsidiaries’ ability to:

●	incur additional indebtedness or issue equity securities;
●	create liens on the Company’s assets;
●	pay dividends or make other equity distributions;
●	repurchase the Company’s equity securities;
●	make certain investments;
●	sell assets; and
●	consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Indebtedness (Continued)

As a result of any such restrictive covenants, the Company could be limited in the manner in which it conducts its business, and it may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, the indebtedness may contain affirmative covenant obligations (e.g., debt to equity ratios, EBITDA requirements, etc.) that may constrain the Company’s financing opportunities and business activities. Any violation by the Company of any of such restrictive or affirmative covenants or failure by the Company to meet payment obligations (as was the case in early 2023 in respect of the Company’s strategic decision to delay the making of principal and interest payments on its previously outstanding loan from BlockFi) could provide the lender with the ability to accelerate the maturity of the indebtedness and exercise a variety of remedies, including foreclosing on any collateral securing the debt. The occurrence of any such violation by the Company and the exercise by its lenders of remedies with respect to any such violation could have a material adverse effect on the Company’s business, financial condition and results of operations.

Hedges

The Company actively engages in hedging practices with respect to its cryptocurrency holdings to lessen the impact of BTC volatility on the Company’s results of operations and financial condition and to optimize cryptocurrency monetization. Although the Company undertakes hedging activities on a risk adjusted basis, there can be no certainty that such activities will be profitable, and these activities could result in significant losses.

In addition, hedging practices involve transactions with third parties. Any settlement delay or failure, security breach, incurred cost or loss of digital assets associated with the use of a counterparty could materially and adversely affect the execution of hedging strategies and result in significant losses. Although the Company maintains rigorous controls on the implementation and monitoring of hedging strategies, including its involvement with counterparties, there can be no assurance that such controls will be effective or timely or sufficient in operation to avoid or even reduce losses.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility, which has contributed to the bankruptcy of several financial institutions in the United States or the rescue thereof by governmental authorities. The continuation of such adverse economic conditions and other related factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favorable to it, or at all, and may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the financial condition of the Company may suffer and the price of the Company’s common shares may be adversely affected.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Global Financial Conditions (Continued)

The Company currently engages in hedging practices with respect to its cryptocurrency holdings to lessen the impact of BTC volatility, and, in the future, the Company may enter into additional hedging transactions to mitigate its exposure to aspects of the economy or specific economic conditions that are particularly volatile, such as interest rates. Although hedging is expected to reduce the impact of these aforementioned risks, entering into hedging transactions may expose the Company to risks associated with such transactions. Hedging against a decline in the values of the Company’s assets caused by interest rate risk or volatile BTC market prices does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline for other reasons. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio investments should increase. Moreover, it may not be possible to hedge against a particular fluctuation that is so generally anticipated by the markets that a hedging transaction at an acceptable price is unavailable. In light of these and other factors, the Company may not be successful in mitigating its exposure to volatile economic conditions through any hedging transactions it undertakes.

Possibility of BTC Mining Algorithms Transitioning to Proof of Stake Validation

Proof of stake is an alternative method of validating cryptocurrency transactions. If BTC shifts from a proof of work validation method to a proof of stake validation method, Mining would require less energy and may render any company that maintains advantages in the current climate (e.g., lower priced electricity, processing, real estate or hosting) less competitive. In September 2022, another prominent cryptocurrency, Ether, shifted from proof of work to a proof of stake validation method. If BTC switches to proof of stake validation in the future, Bitfarms, as a result of its efforts to optimize and improve the efficiency of its BTC Mining operations, may be exposed to the risk of losing the benefit of its capital investments and the competitive advantage Bitfarms hopes to gain from this as a result and may otherwise be negatively impacted. Such events could have a material adverse effect on Bitfarms’ ability to continue as a going concern or to profitably pursue its current growth strategy, which could have a material adverse effect on Bitfarms’ business, prospects or operations and potentially the value of any BTC that Bitfarms earns or otherwise acquires or holds for its own account.

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects, as well as an investment in the Company’s common shares, can be based. The Company is subject to many risks common to venture enterprises, including under-capitalization, potential cash shortages and limitations with respect to personnel, financial and other resources. Although the Company has achieved profitable quarters in the past, to date, it has not maintained consistent profitability from period to period, and no assurances can be made that the Company will achieve consistent profitability in the near future, if ever. For the year ended December 31, 2023, the Company had a net loss from continuing operations of $104.0 million, which net losses were generated as the Company executed its business plan and expands its bitcoin mining activities as bitcoin prices have at times been in a bear market. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment or meeting other metrics of success, which is dependent on bitcoin prices, among other factors.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Employee Retention and Growth

The Company depends on a number of key employees including, in particular, the members of the Company’s Management, the departure, death, disability or other extended loss of services of any of whom, particularly with little or no notice, could cause delays on projects, frustrate the Company’s growth prospects and have an adverse impact on the Company’s industry relationships, project exploration and development programs, other aspects of its business and its financial condition, results of operations, cash flow and prospects. The Company has not historically purchased, and, in the future, does not expect to purchase, key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death.

The growth and development of the business of the Company also depends on its ability to attract and retain highly qualified management and Mining personnel while maintaining its corporate culture and technical standards. The Company faces competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan. There can be no assurance that the Company will be able to manage such growth effectively or that its Management, personnel or systems will be adequate to support the Company’s operations.

Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrency or money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges.

The computer network operated by the Company may be vulnerable to intrusions by hackers who could interfere with and introduce defects into the Company’s Mining operations. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies.

Limited History of De-centralized Financial System

Compared to traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has a limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly susceptible to platform failures and fraudulent activities, which may have an adverse effect on the underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

In light of these and other factors, traditional banks and other banking institutions may limit or refuse the provision of banking services to businesses that supply cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make the establishment and management of bank accounts held by companies operating in the industry difficult or impossible. The Company has experienced and may in the future experience such banking challenges, which could have a material adverse effect on the Company’s business, prospects or operations and potentially the value of any BTC or other cryptocurrencies the Company earns or otherwise acquires or holds for its own account.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware

To remain competitive, the Company will continue to monitor the state of available technology and invest in hardware and equipment required for maintaining and, as applicable, enhancing its operations. The Company has in the past replaced, and, in the future, may be required to replace, obsolete hardware and software, which required, and, in the future, may require, substantial capital investments by the Company. There can be no assurance that Mining hardware will be readily available, whether at a price that is commercially acceptable to the Company or at all, when the need is identified. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. As Mining companies produce more hashrate and the BTC network hashrate is increased, the BTC network difficulty is adjusted upwards by requiring more hashrate to be deployed to solve a block. Thus, Mining companies are further incentivized to grow their hashrate to maintain or improve their chance of earning new BTC rewards. In theory, these dual processes should continually replicate themselves until the supply of available BTC is exhausted. In response, Mining companies have attempted to achieve greater hashrate by deploying increasingly sophisticated, powerful and expensive Miners in ever greater quantities. If the price of BTC is not sufficiently high to allow the Company to fund its desired hashrate growth, including through new Miner acquisitions, and if it is otherwise unable to access additional capital to acquire Miners, the Company’s hashrate may stagnate and fall behind its competitors, potentially resulting in a decline in its revenues, which would have a material adverse effect on the Company’s results of operations and financial condition.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

Refer to Section 4.20 - DESCRIPTION OF BUSINESS - SUPPLY OF ELECTRICAL POWER, ELECTRICITY RATES, TERMS OF SERVICE AND THE RÉGIE DE L’ÉNERGIE of this AIF.

Increases in Commodity Prices or Reductions in the Availability of Such Commodities

The Company uses and intends to continue using certain commodities in its current and future cryptocurrency Mining operations, including hydro-electricity and natural gas. Unexpected, sudden or prolonged price increases in those commodities, whether as a result of geopolitical events, natural disasters or otherwise, have caused and, in the future, may cause a reduction in the Company’s profits where beneficial fixed-priced contracts do not exist or unfavorable fixed-price contracts cannot be modified. There also may be curtailment in electricity or natural gas supply. In particular, the Russia-Ukraine conflict has had an inflationary effect on the cost of natural gas, the duration and future magnitude of which are difficult to predict given the fluidity of the military conflict, the novelty of sanctions against Russia and the possibility of yet harsher sanctions as well as other related developments. The realization or continuation of any of the foregoing risks with respect to commodity prices could increase the Company’s operating costs, reduce its profitability and, depending upon the duration and extent of the impact, have a material adverse effect on its financial condition.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms, and the ongoing operation of the Company’s existing Mining farms, will require additional capital to fund expenses. The Company’s operating expenses and capital expenditures may also increase in future years as it adds consultants, personnel and equipment associated with the maintenance of its Mining farms and any other Mining farms the Company may acquire or develop, potentially leading to a decrease in the Company’s profits if its revenues do not increase correspondingly. The Company may not be successful in obtaining the required financing for these or other purposes, including for general working capital.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Fraud and Failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues. As compared to traditional securities, derivatives and currency exchanges, cryptocurrency exchanges, custodians and other trading venues are relatively new and, in most cases, largely unregulated, which may make them more susceptible to fraud and failure. The fraud and failure of several cryptocurrency platforms and other actors in the industry, including recent and ongoing bankruptcies of several large cryptocurrency exchanges in the second half of 2022 and into early 2023 (namely, FTX Trading Ltd., Celsius Network LLC, BlockFi, Voyager Digital Ltd., Three Arrows Capital, and Genesis Global Holdco LLC), has impacted and may continue to impact the broader cryptocurrency ecosystem, including the Company. In response to these events, the digital asset markets, including the market for BTC specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset markets and in BTC. These events have also negatively impacted the liquidity of the digital asset markets and, in turn, the market price of shares of companies in the cryptocurrency industry, including the Company, as certain entities affiliated with bankrupt cryptocurrency exchanges engaged in significant trading activity. If the liquidity of the digital asset markets continues to be negatively impacted by these events, digital asset prices (including the price of BTC) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These and similar events are ongoing and may occur with respect to other participants in the digital asset ecosystem in the future to develop, and it is not possible to predict at this time all of the risks that such events may pose to the Company, its service providers, the other third parties with which it does business or the digital asset industry as a whole.

Although the Company had no direct exposure to any of the above-mentioned cryptocurrency companies (other than BlockFi prior to the repayment by the Company of indebtedness under its equipment financing arrangement with BlockFi, as discussed in the MD&A) nor any material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies, the failure or insolvency of large exchanges may cause the price of BTC to fall and decrease confidence in the larger ecosystem, which could adversely affect an investment in the Company. Such market volatility has had a material and adverse effect on the Company’s results of operations and financial condition, and the Company expects its results of operations to continue to be affected by the price of BTC as the results of its operations are significantly tied to the price of BTC.

These and similar events have had, and, in the future, may have, an adverse impact on the profitability of the Company’s BTC Mining operations and the Company’s financial condition and results of operations.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues in the future, cryptocurrency prices could be suddenly and adversely impacted. Furthermore, fraud or failure of the current and future custodians of the Company’s BTC or exchanges can result in a direct loss of the Company’s cryptocurrency and fiat currency assets, which loss may not be recoverable by the Company, whether under any insurance policies it has in place or otherwise.

Significant costs and demands upon Management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies

As a public company, the Company incurs significant administrative, legal, accounting and other burdens and expenses beyond those of a private company, including public company reporting obligations and Toronto Stock Exchange and Nasdaq listing requirements. In particular, the Company has needed, and continues to need, to enhance and supplement its internal accounting resources with additional accounting and finance personnel with the requisite technical and public company experience and expertise to enable the Company to satisfy such reporting obligations.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Expense and impact of restatement of the Company’s historical financial statements

The Company restated certain historical financial statements to reflect a correction to its accounting for warrants issued in the 2021 private placements. Specifically, the Company had previously accounted for the warrants as equity instruments; however, in connection with the preparation of its financial statements for the year ended December 31, 2023, Management concluded that the proper accounting classification of the warrants was as financial liabilities due to the cashless exercise feature included in the warrants. For more information, see Note - 3e - Basis of Presentation and Material Accounting Policy Information- Restatement of the 2023 annual financial statement It is difficult to predict all of the ramifications to the Company from the restatement. The restatement process was time and resource-intensive and involved substantial attention from management and significant costs and expenses, including for professional advisors assisting with the restatement. Although the restatement is now completed, it is possible that the Company will receive inquiries from the SEC, Canadian securities regulators, TSX and/or Nasdaq regarding the restated financial statements or related matters, which could consume a significant amount of resources. Moreover, many companies that have been required to restate their historical financial statements have experienced volatility in stock prices and declines in stock prices and shareholder lawsuits, which can be expensive to defend and divert Management attention and resources. The Company may suffer similar consequences as a result of the restatement.

Lack of Comprehensive Accounting Guidance for Cryptocurrencies under IFRS Accounting Standards

Because there has been limited precedent set and a lack of specific accounting guidance for cryptocurrencies under certain applicable accounting standards, including, among other things, revenue recognition, it is unclear how Bitcoin miners (in particular, non-U.S. companies like the Company that utilize IFRS Accounting Standards) may be required to account for cryptocurrency operations, transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards, or interpretations thereof by the SEC, particularly as they relate to the Company and the financial accounting of its Bitcoin-related operations, could result in changes in the Company’s accounting policies. Further, unlike in the case of U.S. generally accepted accounting principles where the Financial Accounting Standards Board has recently issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets, no similar guidance has yet been issued in respect of IFRS Accounting Standards. In addition, the accounting policies of many Bitcoin mining companies are being subjected to heightened scrutiny by regulators and the public. More specifically, the Company received comments from the staff of the SEC’s Division of Corporation Finance Office of Crypto Assets on the financial statements included in the Company’s annual report on Form 40-F for the year ended December 31, 2022 filed with the SEC, which comments focused on the accounting of the Company’s Bitcoin-related operations. Some of those comments have not yet been resolved.

It is possible that, as a result of the SEC’s determinations as to the application of the relevant IFRS Accounting Standards and the resolution of the Company’s SEC comments, the Company could be obligated in the future to restate historical financial statements. In connection with any such restatement, as well as the warrant accounting restatement, the market price of the Company’s common shares could be adversely affected, and the Company could become subject to private litigation or to investigations or enforcement actions by the SEC or other regulatory authorities, all of which could require the Company’s expenditure of additional financial and management resources. Furthermore, continued uncertainty with regard to financial accounting matters, particularly as they relate to the Company, the financial accounting of its bitcoin-related operations and the SEC comments the Company has received in respect of such matters, could negatively impact the Company’s business, prospects, financial condition and results of operations and its ability to raise capital on terms acceptable to the Company or at all.

Internal Control Material Weakness

Under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Company is required to document and test its internal control procedures and prepare annual management assessments of the effectiveness of the Company’s internal control over financial reporting. The Company’s assessments must include disclosure of identified material weaknesses in its internal control over financial reporting. The existence of one or more material weaknesses could affect the accuracy and timing of the Company’s financial reporting. Testing and maintaining internal control over financial reporting involves significant costs and could divert management’s attention from other matters that are important to the Company’s business. Additionally, the Company may not be successful in remediating any deficiencies that may be identified.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Internal Control Material Weakness (Continued)

In the course of preparing the financial statements for the year ended December 31, 2023, Management identified a material weakness in the effectiveness of the Company’s ICFR for each of the years ended December 31, 2021, 2022 and 2023 related to the classification of warrants as financial liabilities that resulted in the restatement of the Company’s financial statements for the year ended December 31, 2022. For more information, including a description of the remediation efforts that the Company believes are required to address the identified material weakness, refer to the “Disclosure Controls and Procedures” and “Internal Control over Financial Reporting” sections in the MD&A. The Company cannot assure investors that the measures the Company has taken or, in the future, will take will in fact be sufficient to remediate the control deficiencies that led to the material weakness in its ICFR or that such measures will prevent or avoid potential future material weaknesses, and the Company’s current controls and any new controls that it develops may become inadequate because of changes in conditions in the Company’s business. Further, additional weaknesses in the Company’s ICFR may be discovered in the future.

If the Company is unable to remediate its material weakness or any future material weaknesses and otherwise implement and maintain effective ICFR, there may be material misstatements in the Company’s consolidated financial statements, the Company may be unable to comply with its reporting obligations on a timely basis, or the Company may fail to prevent or detect fraud. In any such case, the price of the Common Shares could be negatively impacted, and the Company could be unable to raise additional capital on terms acceptable to Management or at all. The lack of effective internal controls could thus materially adversely affect the Company’s financial condition and ability to implement the Company’s business plan.

Even if the Company were to conclude in the future that its ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards, because of its inherent limitations, ICFR may not prevent or detect all instances of fraud or misstatements. Regardless of how well designed and operated a control system may be, it can only provide reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Political and Regulatory Risk

The Company’s primary properties and assets are subject to changes in political conditions and regulations within the Province of Québec, Canada, the United States (including, in particular, the State of Washington), Paraguay and Argentina. Changes, if any, in Mining or investment policies or shifts in political attitude could adversely affect the Company’s operations or profitability. Operations have been and, in the future, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, consumption taxes, foreign investment, maintenance of claims, environmental matters, land use, electricity use and safety, as well as buying and selling cryptocurrency and other transactions involving cryptocurrency. See section 5.2 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION, for a discussion of recent changes in the Argentine regulatory environment that have adversely affected, and are currently adversely affecting, the Company’s ability to pursue its expansion plans in Argentina. For example, cryptocurrency Mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although a portion of the Company’s energy costs are determined and controlled by various regulators, there is no certainty that any relevant regulator will not raise energy tariffs, which may reduce the profitability of Mining cryptographic currencies.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Political and Regulatory Risk (Continued)

In the future, Canada, the United States, Paraguay and/or Argentina may also curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost, and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right, to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, future government actions may result in unfavorable conditions relating to the liquidity of and value of an investment in the Company’s common shares, such as restrictions on the acquisition, ownership, holding, selling, use or trading in the Company’s common shares or in the securities of companies in the Mining industry. Any such unfavorable conditions could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

Ongoing and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. For example, novel or unique assets such as BTC and other digital assets may be classified as securities if they meet the definition of investment contracts under applicable securities laws. In recent years, the offer and sale of digital assets other than BTC, most notably Kik Interactive Inc.’s Kin tokens and Telegram Group Inc.’s TON tokens, have been deemed to be investment contracts by the U.S. Securities and Exchange Commission (the “SEC”). While the Company believes that BTC is unlikely to be considered an investment contract and, thus, the BTC it holds is unlikely to be considered a security under the investment contract definition, the Company cannot provide any assurances that digital assets that it earns or otherwise acquires or holds for its own account, including BTC, will never be classified as securities under applicable securities laws. If BTC is considered a security, the Company may be required to register as an investment company under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”), and comply with other requirements applicable to investment companies, which would, in turn, cause the Company to incur significant expenses, thereby materially and adversely impacting an investment in the Company. In addition, registration as an investment company may not be possible under the 1940 Act or may require meaningful corporate changes to effectuate, which, in turn, may have a material adverse effect on the Company’s business, financial condition and results of operations. The effect of any future such regulatory change on the Company or any cryptocurrency that the Company may earn is impossible to predict, but any such change could be substantial and adverse to the Company.

The attitude toward and regulations applicable to foreign investment and the cryptocurrency Mining industry in each of the jurisdictions in which the Company operates may also change, including changes that are adverse, rapid and unexpected. The Company’s operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export and import controls, foreign exchange controls, income taxes, consumption taxes and environmental legislation, depending upon the nature of any such government regulation.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Political and Regulatory Risk (Continued)

On June 22, 2023, the Canadian Department of Finance released the Budget Implementation Act, Bill c.47, a set of legislation to implement certain tax measures. These tax measures include restricting the ability of cryptocurrency Mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada with a date of enactment of February 5, 2022. As currently enacted, the legislation imposes restrictions on the Company’s ability to claim back its consumption taxes, namely the Goods and Services Tax, Harmonized Sales Tax and Quebec Sales Tax, which apply at combined rates from 5% to 14.975% on the cost of goods and services, could significantly add to the Company’s ongoing operating costs and the costs of its capital expenditures and imports into Canada. The Company does not currently accrue for the recovery of these taxes. The Company is currently in discussions with Canadian tax authorities to determine whether the exemption provisions included in the legislation are applicable to relieve the Company of this potential financial burden. The timing for resolution of those discussions as well as the likelihood of a favorable outcome to the Company is currently unknown.

Similarly, various branches, departments and agencies of the federal government in the U.S. as well as certain U.S. state governments have enacted legislation and/or regulations, solicited comments and initiated procedures to consider further regulating cryptocurrency and Mining operations, including through proposed taxes on Mining operations and policy statements and guidance to companies in the cryptocurrency industry, as well as third parties that do business with those companies. The Company will continue to monitor for developments in U.S. federal and state-level legislation, guidance or regulations applicable to the Company and its operations.

Further, the global supply of Miners is unpredictable and presently heavily dependent on manufacturers from Asia, which was severely affected and may continue to be affected by the COVID-19 pandemic. The Company currently utilizes several types of Miners as part of its Mining operations, all of which are produced in Asia. Geopolitical matters may impact the Company’s ability to import Miners in the future, and the Company may not be able to obtain adequate replacement parts for its existing Miners or obtain additional Miners from manufacturers in other jurisdictions on a timely basis.

Given the difficulty of predicting the outcomes of ongoing and future regulatory actions and legislative and geopolitical developments, it is possible that any legislative, regulatory or geopolitical change could have a material adverse effect on the Company’s business, prospects or operations, the magnitude and duration of which cannot be predicted.

Permits and Licenses

The current and future operations of the Company, including development activities and Mining operations on its properties, may require permits from various federal, provincial or territorial and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all, or otherwise maintained or that applicable laws and regulations will not have an adverse effect on any Mining projects or related activities that the Company might undertake.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Server or Internet Failures

At any time, the servers or central processing units utilized by the Company could experience a severe malfunction and/or collapse. Although the Company works to reduce this risk by employing a team of experts with many years of experience in building and managing data centers as well as a hardware team that focuses, among other things, on Miner repair and the daily evaluation of the technical condition of the server farms that the Company operates, including through software (developed by its management) that facilitates, among other things, control, management and reporting of malfunctions in real time or any server crashes or failures, even if quickly addressed, may interrupt the Company’s operations and cause significant economic harm to the Company.

In addition, Internet disruptions or failures may adversely affect the Mining and use of cryptocurrencies, including BTC. Generally, cryptocurrencies and the Company’s business of Mining BTC are dependent upon the Internet. A significant disruption or failure of Internet connectivity, including of the Company’s backup Internet connection, could disrupt the network operations of cryptocurrencies until the disruption is resolved and have an adverse effect on the price of BTC and the Company’s ability to mine BTC.

Tax Consequences

Existing and prospective shareholders should consult their own tax advisors with respect to any tax considerations that may be relevant to an investment in the Company.

Environmental Regulations

The Company’s operations are subject to environmental regulations, which are evolving in each of the jurisdictions where the Company has a presence. Any modification of existing environmental regulations, or the imposition of new environmental regulations, may lead to stricter standards, more diligent enforcement and heavier fines and penalties for non-compliance. The cost of compliance due to changes in, or the imposition of new, environmental regulations has the potential to reduce the profitability of the Company’s operations, cause delays in the development of its Mining projects or, in extreme cases, lead to the Company not being able to operate fully or at all in one or more of the jurisdictions in which it currently has operations.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to produce computational power. As of the date of this AIF , approximately 74% of the Company’s energy requirements are met by hydro-electricity. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest that are unknown to the Company at present and have been caused by previous or existing owners or operators of the property which may result in environmental pollution. If any of those environmental hazards is deemed to violate existing rules and regulations in the relevant jurisdiction, the Company may become subject to fines and penalties.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The Company’s potential financial exposure for such matters may be significant and could have a material adverse effect on the Company.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Adoption of ESG Practices and the Impacts of Climate Change

Companies across many industries, including cryptocurrency Mining, are facing scrutiny related to their environmental, social, and governance (“ESG”) practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Enhanced public awareness and concern regarding environmental risks, including global climate change, may result in increased public scrutiny of the Company’s business and the cryptocurrency Mining industry in general. As a result, the Company’s Management’s time and energy may be diverted from executing on the Company’s strategic goals towards responding to such scrutiny and addressing and enhancing the Company’s ESG practices, which may not enhance the value of the Company’s common shares or positively impact shareholder return.

In addition, the impacts of climate change may affect the availability and cost of materials, natural resources and sources and supplies of energy, which may increase the cost of the Company’s operations. Other factors which may impact the Company’s profitability include, but are not limited to, demand for BTC and other cryptocurrencies, insurance and other operating costs, and damage incurred as a result of extreme weather events. New environmental laws, regulations or industry standards may be adopted with little or no notice to the Company and may impose significant operational restrictions and compliance requirements on the Company’s operations. The cost of compliance with changes in government regulations has the potential to reduce the profitability of the Company’s operations or cause delays in the development of new Mining projects.

Emerging Legislation and Scrutiny Regarding Human Rights Issues

Emerging legislation in multiple jurisdictions is intensifying investor, stakeholder and public scrutiny on human rights issues that include, among other matters, forced labour, child labour and other slavery-like practices; displacement of local communities; discrimination by race, age, gender, sexuality and other protected attributes; and underpayment for labour or services provided. Although the Company does not tolerate slavery, forced labor, or human trafficking in any form and will not knowingly work with third-parties who engage in these practices or permit their subcontractors to engage in these practices, the Company conducts business on a global scale and interacts with a number of different parties. Accordingly, the failure to identify and respond to human rights issues can lead to costly and disruptive legal action, investor divestment, negative publicity, reputational damage and significant financial loss.

In force since January 1, 2024, Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act introduces a statutory requirement to report on the steps taken by in-scope entities, including the Company, to prevent and reduce the risk that forced labour or child labour is used at any step in the production of goods in Canada or goods that are imported into Canada. Although the Company does not anticipate that this legislation will have a material impact on its operations, it is impossible to predict how additional legislation or increased scrutiny from human rights groups regarding the cryptocurrency industry and related supply chains may affect the Company going forward, particularly in the complex socio-economic and socio-political jurisdictions in which the Company conducts its business.

The Company is committed to protecting human rights and has adopted a Code of Business Conduct and Ethics, along with other policies, to support such commitment, including its own Vendor and Suppliers Due Diligence process in order to mitigate third party-risks. Such policies and procedures may not minimize or prevent human rights issues. Any future failure to identify and respond to human rights issues, despite our efforts, may lead to costly and disruptive legal action, investor divestment, negative publicity, reputational damage and significant financial loss.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Erroneous Transactions and Human Error

Cryptocurrency transactions are irreversible. Improper or compromised transfers are also generally irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company may also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect Bitfarms’ operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;
●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
●	Changes in consumer demographics and public tastes and preferences;
●	The maintenance and development of the open-source software protocol of the network;
●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	General economic conditions and the regulatory environment relating to digital assets; and
●	Negative consumer sentiment and perception of BTC specifically and cryptocurrencies generally.

Facility Developments

The continued development of existing and planned facilities is subject to risks that may cause such development plans to be delayed or otherwise adversely affected, including factors beyond the Company’s control such as delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of Management resources, insufficient funding, or other resource constraints. Actual costs for development may also exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended. If any development projects are delayed or more expensive than contemplated, the Company’s operations may be adversely impacted, and the Company may not realize, or may be delayed in realizing, the benefits of such projects. See Section 5 - FUTURE GROWTH PLANS, for a discussion of the status of the Company’s various development efforts, including, in particular, in Argentina and Paraguay.

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BITFARMS LTD.
2023 Annual Information Form

4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Insurance risks

Where considered practical to do so, the Company maintains, and intends to continue maintaining, insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance, however, contains, and may in the future contain, exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the cryptocurrency industry has impaired and may continue to impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered by Management to be too expensive relative to the perceived risk.

The Company’s BTC, which is held in custody by Coinbase Custody and Anchorage Digital, is not insured. Although Coinbase Custody maintains an insurance policy of $320 million for its cold storage and Anchorage Digital maintains an insurance policy of an aggregate of $50 million for its cold and hot storage, the full limits of those policies may not be available to the Company or, if available, may not be sufficient to make the Company whole for any BTC that are lost or stolen from the Company’s accounts. Therefore, a loss may be suffered with respect to the Company’s BTC that is not covered by insurance and for which no person is liable in damages.

Any losses incurred by the Company that are not adequately covered by insurance or for which insurance coverage is not available or has not been obtained could adversely impact the Company, including its financial condition and results of operations.

Competition

The Company’s business is in an intensely competitive industry, and the Company competes with other Mining companies, some of which have, or may in the future have, greater resources and experience. A fundamental property of Mining associated with many cryptocurrencies is that the computational complexity of the Mining algorithm increases over time. This factor, along with new industry entrants, price volatility and, with respect to BTC, any future BTC Halvings, may make certain cryptocurrencies relatively unprofitable to mine compared to others.

Regulation of cryptocurrency in certain jurisdictions has led some Mining companies to consider Paraguay as an attractive jurisdiction in which to operate, which may increase competition with the Company and its expansion efforts in Paraguay. Despite the Company’s strategic planning and expected advantages over certain of its competitors, the Company may face unexpected competition in the form of new entrants in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

If the award of coins for solving blocks and any related transaction fees are not sufficiently high, Mining companies may not have an adequate incentive to continue Mining and may cease their Mining operations. As the number of coins awarded for solving a block in the blockchain decreases, the incentive for Mining companies to continue to contribute processing power to the network may transition from a set reward to transaction fees.

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4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Competition (Continued)

In order to incentivize Mining companies to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by Mining companies independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment, and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for BTC may adversely affect their value and result in a reduction in the market price of BTC, which could adversely impact the value of the Company's cryptocurrency holdings and investments. If Miners choose to cease operations, there would be a reduction in collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company's Mining activities, the value of its inventory of coins and future investment strategies.

Uncertainty of acceptance and/or Widespread Use of Cryptocurrencies

Currently, cryptocurrencies are not widely used in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

The failure of individuals to widely utilize currently available, and/or the failure of retail and commercial marketplaces to adopt, cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the market price of the Company’s cryptocurrency holdings and the profitability of its Mining operations.

Hazards Associated with High-voltage Electricity Transmission and Industrial Operations

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

Corruption

Fraud, bribery and corruption are more common in some jurisdictions than in others. Doing business in international developing markets brings with it inherent risks associated with enforcement of obligations, fraud, bribery and corruption. The Company currently has operations in Argentina and Paraguay, which are jurisdictions perceived as having relatively high levels of corruption. While the Company uses its best efforts to prevent the occurrence of fraud, bribery and corruption, it may not be possible to detect or prevent every instance of fraud, bribery and corruption in every jurisdiction in which its employees, agents or contractors are located. The Company may therefore be subject to civil and criminal penalties and to reputational damage if any fraud, bribery or corruption is perpetrated by or on behalf of the Company. See "The Company conducts operations in countries known to experience high levels of corruption, and any violation of anti-corruption laws could subject us to penalties and other adverse consequences.”

Instances of fraud, bribery and corruption, and violations of laws and regulations in the jurisdictions in which the Company operates could have a material adverse effect on its business, prospects, financial condition or results of operations. In addition, as a result of the Company’s anti-corruption policies and other safeguards, there is a risk that the Company could be at a commercial disadvantage and may fail to secure contracts within jurisdictions that have been allocated a low score on the Corruption Perceptions Index, to the benefit of other companies who may not have or comply with such anti-corruption safeguards.

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4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

US Foreign Corrupt Practices Act and Similar Legislation

The Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantages. The Company’s policies mandate compliance with applicable anti-bribery laws, which laws, if violated, often provide for the levy of substantial penalties against offending parties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to varying degrees, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, agents or companies acquired by or merged with the Company. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as its business, financial position and results of operations, and could cause the market value of the Company’s common shares to decline. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Company.

The Company has policies in place to minimize the risk of corruption or bribery, which includes enforcement of policies against giving or accepting money or gifts in certain circumstances; namely the Company’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy and Whistleblower Policy. The Company uses its best efforts to prevent the occurrence of fraud, bribery and corruption, but it may not be possible to detect or prevent every instance of fraud, bribery and corruption in every jurisdiction in which its employees, agents or contractors are located. The Company, or any of its employees or contractors, could be charged with bribery or corruption as a result of the actual or perceived unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). Any government investigations or other allegations against the Company or its directors, officers, employees or contractors, or a finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Company's reputation and its ability to do business and could have a material adverse effect on the Company's business, results of operations and financial condition.

Political Instability

The Company operates in multiple jurisdictions, including in geographic regions which may be subject to a greater risk of political instability, geopolitical upheaval and social unrest. The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil unrest, war (including in neighbouring states), terrorist actions, labour disputes, corruption, sovereign risk (including coup d’état), political instability, the failure of foreign parties or governments to honour contractual relations, consents, rejections or waivers granted, changing government regulations with respect to cryptocurrency Mining, including environmental requirements, taxation, foreign investments, income repatriation and capital recovery (which changes may be arbitrary and with little or no notice), severe fluctuations in currency exchange and inflation rates, import and export restrictions, problems renewing licenses and permits, opposition to cryptocurrency Mining from non-governmental organizations, increased financing costs, instability due to economic under-development, inadequate infrastructure and the expropriation of property interests. The occurrence of any of the foregoing could result in conditions that have a material adverse impact on the Company and its operations.

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4. DESCRIPTION OF BUSINESS (continued)

4.19 RISK FACTORS (continued)

Third-party Supplier Risks

The Company enters into contracts with a limited number of third-party suppliers to procure Mining hardware. If any of those suppliers is unable to or otherwise does not fulfill, or does not fulfill in a timely manner, its obligations to the Company for any reason (including, but not limited to, bankruptcy, computer or other technological interruptions or failures, personnel loss, negative regulatory actions, or acts of God) or engages in fraud or other misconduct during the course of such relationship, the Company may need to seek alternative third-party suppliers, or discontinue using certain Miners or otherwise alter its operations and may encounter delays. In addition, the Company may in the future be held directly or indirectly responsible, or be otherwise subject to liability, for actions or omissions of third parties undertaken in connection with the Company's arrangements with such third parties. Any such responsibility or liability in the future may have a material adverse effect on the Company’s business, financial condition and results of operations.

Potential of Bitfarms Being Classified as a Passive Foreign Investment Company

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Company does not believe it was a PFIC for 2023 and does not expect to be a PFIC for 2024. However, PFIC status is determined annually, and whether the Company will be a PFIC for any future taxable year is uncertain. Moreover, the Company is not committing to determine whether it is or is not a PFIC on an annual basis. If the Company is characterized as a PFIC, United States holders of the Company’s shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Company’s shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on the Company’s shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. The Company does not intend to provide the information necessary for United States shareholders to make a QEF election if the Company is classified as a PFIC for any year.

Pandemic and Infectious Disease Risk

Pandemic risk is the risk of large-scale outbreaks of infectious diseases that can greatly increase morbidity and mortality over a wide geographic area and cause significant social and economic disruption. Pandemics, epidemics or outbreaks of an infectious disease could have an adverse impact on the global economy, the economies of the jurisdictions where the Company operates and the Company's business, including adverse changes to the way the Company and its counterparties operate and the ability of the Company to execute on its strategic goals and expansion plans in a timely manner or at all, and on the Company's financial condition and results of operations.

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4. DESCRIPTION OF BUSINESS (continued)

4.20 SUPPLY OF ELECTRICAL POWER, ELECTRICITY RATES, TERMS OF SERVICE AND THE RÉGIE DE L’ÉNERGIE

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency Mining assets. The Company conducts Mining operations in the Province of Québec, Washington State, Paraguay and Argentina. The Company’s current and future operations and anticipated growth, and the sustainability of hydro-electricity and natural gas at economical prices for the purposes of cryptocurrency Mining in multiple locations, poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regimes are summarized as follows:

Currently, the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, the city of Baie-Comeau, Grant PUD, CLYFSA and Generación Mediterranea S.A. Regulated power suppliers may be subject to public policy initiatives and economic development programs which may or may not support the crypto mining industry. There can be no assurance that electricity will continue to be provided in the future or not curtailed to accommodate other users, or otherwise made available on terms which are economic for the Company’s current and future operations, anticipated growth, and sustainability. Any suspension or cessation of power supply, failure of electrical networks, or changes in cost structure which are not economic, in the jurisdictions where the Company utilizes power for its operations, could result in a material adverse effect on the Company.

Quebec

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency Mining assets. Until the adoption of Bill-2, on February 15, 2023, the Province of Québec mandated electrical service providers to supply their customers under the obligation to serve power delivery regime; however, Bill-2 amended the Act respecting the Régie de l’énergie du Québec (the “Régie”) by giving the Government of Québec the power to determine by regulation the cases in which Hydro-Québec, or any other electrical service provider, may be exempt from their obligation to provide electricity to industrial clients in the Province of Québec.

The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie. Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog, Baie-Comeau and Sherbrooke facilities. The rates imposed on Hydro-Québec by the Régie are subject to change. Although power is supplied by Municipal Networks to the Company, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Modifications to the rates are set pursuant to the Hydro-Québec Act by operation of law on April 1st each year, by a rate corresponding to the annual change in the overall average Québec consumer price index, on a tariff class basis such that any adjustment would apply equally to all industrial clients, which includes CB tariff users (for Cryptocurrency Mining), M tariff users or LG tariff users regardless of end use. There is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency Mining as a result of increased electricity demand from cryptocurrency Miners. The Régie has undertaken regulatory proceedings, to which the Company has participated as an intervenor, to establish a framework for the provision of electricity for cryptocurrency Mining in Québec in three Steps:

●	Step 1: On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency Miners, and, on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency Mining facilities built after that date. Under Step 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018, or facilities constructed prior to July 19, 2018. Therefore, Step 1 didn’t have an impact on the Company’s pre-existing operations and secured existing rates until the completion of Phase 3.

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4. DESCRIPTION OF BUSINESS (continued)

4.20 SUPPLY OF ELECTRICAL POWER, ELECTRICITY RATES, TERMS OF SERVICE AND THE RÉGIE DE L’ÉNERGIE (continued)

Quebec (Continued)

●	Step 2: On April 29, 2019, the Régie rendered its decision on Step 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency Mining projects would be required to submit tenders to consume electricity from the 300 megawatt block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders. It decided to create a new tariff applicable to the crypto Mining industry, the CB tariff, and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Québec expansion projects, it would be required to participate in the call for tenders process. However, the Régie’s decision also meant that the Company’s pre-existing operations in the Province of Québec would remain subject to the M or LG tariff in force, as the case may be, and they were exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff would apply to energy consumption not previously authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto Miners not already under authorized cryptocurrency contracts. The decision of the Régie did impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at the Company’s pre-existing operations at the already operating Facilities in Québec. A shut down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of approximately 3.4%.

●	Step 3: On January 28, 2021, the Régie rendered its decision on Step 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network were to be subject to non-firm service, starting in Winter 2021-2022. The non-firm service applies for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion, the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

(1)	existing clients, such as the Company, had already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;
(2)	new clients entering the market through the call for tenders process would be subject to non-firm service without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and
(3)	load shedding for 300 hours was estimated to represent only 3.4% of the 8,760 hours in a year. The Régie did not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Step 3 decision, the Company’s operations are on a non-firm service basis for a maximum of 300 hours per year. Consequently, the main difference between the CB tariff and the M or LG tariff is the curtailment obligation applicable to the CB tariff.

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4. DESCRIPTION OF BUSINESS (continued)

4.20 SUPPLY OF ELECTRICAL POWER, ELECTRICITY RATES, TERMS OF SERVICE AND THE RÉGIE DE L’ÉNERGIE (continued)

Quebec (Continued)

On November 17, 2021, in Step 3 of the Régie’s regulatory proceedings, the Régie ratified the process for allocating the balance of the 300 MW block reserved for crypto Miners that was not already allocated pursuant to the call for tenders approved in Step 2. The allocation process of the balance of the 300 MW block would be based on a “first come, first serve” process, without any reference to economic development condition and environmental criteria.

On April 6, 2022, the Régie rendered a decision confirming the decision rendered in Step 3, resulting in the application of the non-firm service to the Company’s facilities in Québec.

On May 30, 2022, the Company filed with the Régie an administrative complaint against Hydro-Québec requesting information regarding the process for the allocation of the balance of the 300 MW block. The filing of this complaint was justified by the fact that Hydro-Québec, at the time of filing and more than 6 months after the decision rendered by the Régie in Step 3, had still not put in place the allocation process approved by the Régie.

On June 30, 2022, Hydro-Québec responded to the Company’s administrative complaint confirming that the allocation process of the 300 MW block would be opened in September 2022.

On November 1, 2022, Hydro-Québec submitted to the Régie its Supply Plan for the period 2023 to 2032 and requested the Régie authorize the suspension of the allocation process for the granting of the balance of the 300 MW reserved block and to reassess the amount of MWs to be allocated to crypto Miners for future operations. The Company has actively participated in the regulatory process on the approval, by the Régie, of the Supply Plan and has challenged Hydro-Québec’s request to suspend the allocation of the 300 MW block.

On January 10, 2023, the Régie rendered its decision on Hydro-Québec’s request to suspend the allocation process for the granting of the 300 MW reserved block. The Régie decided to suspend the allocation process while it assessed the Supply Plan submitted by Hydro-Québec. The Company did not challenge this decision but has strongly challenged Hydro-Quebec’s request to reduce the amount of power allocated to zero.

On September 9, 2023, the Régie approved the reduction to zero MW for the remaining quantity of the reserved block, which totaled approximately 270MW at the time. In addition, the Régie decided to maintain the 32.6 MW of the reserved block that had already been allocated to CB tariff clients. The Régie considered that the potential reallocation of the quantities currently held by these customers in case of their subscriptions being abandoned or cancelled could enable certain companies to continue their development or a few new CB tariff customers to be served. The Régie requested Hydro-Quebec to amend the Conditions of Service for Cryptographic Use Applied to Blockchains and propose a new process for the eventual reallocation of the MW that could become available from the 32.6 MW reserved block already allocated. Hydro-Quebec requested, and the Régie accepted, that such new process be presented on or before January 31, 2024. The hearing is expected to be held between May 13 and June 21, 2024.

In November 2023, the Company’s complaint was suspended at the request of the parties while the Company and Hydro-Quebec entered into direct discussions. On January 17, 2024, after settlement discussions proved to be unsuccessful, the Company requested the reactivation of the complaint and that a date of hearing be fixed.

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4. DESCRIPTION OF BUSINESS (continued)

4.20 SUPPLY OF ELECTRICAL POWER, ELECTRICITY RATES, TERMS OF SERVICE AND THE RÉGIE DE L’ÉNERGIE (continued)

Quebec (Continued)

Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at preferential rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks may offer a discretionary preferential rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a preferential rate is changed or no longer available to the Company, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Currently, the Cowansville Facility is subject to a preferential rate of 5% on its first 5 MW of power; and the Farnham Facility is subject to a preferential rate of 20% on its first 10 MW of power.

Washington State

On November 9, 2021, the Company completed the acquisition of a cryptocurrency Mining facility in Washington State. The facility is powered by the Grant County Power Utility District (“Grant PUD”). Grant PUD was established in 1938 and is a public utility district that owns and operates hydro-electric plants capable of generating more than 2,000 MW of electricity. Grant PUD establishes rate schedules for different categories of customers at the discretion of its publicly elected Board of Commissioners. The Company operates its cryptocurrency Mining activities in several different buildings with their own power meters not exceeding 5 MW each; thus, for the year 2022, the Company was classified in Schedule 7. The applicable rates for Schedule 7 are a demand charge of $4.96 per KW of billing demand plus a variable component of USD 2.100¢ per kWh for the first 50,000 kWh of consumption and USD 1.857¢ per additional kWh of consumption. Historically, rates for Schedule 7 have increased by an annual average of 1.27% per year. Effective February 1, 2023, Grant PUD’s commissioners authorized the addition of cryptocurrency Mining into the Evolving Industry Rate Schedule 17 (“Schedule 17”). The applicable rates for Schedule 17 are a demand charge for $28.18 per kW plus a variable component of 0.389¢ per kWh of consumption. Grant PUD may adjust the rate pricing with approval from its Board of Commissioners. An increase in the rates applicable to the Company’s electricity consumption in its operations in Washington State may adversely impact its profitability.

Paraguay

In December 2021, the Company completed the construction of a 10 MW facility in Paraguay (Villarrica). The facility is powered by CLYFSA. CLYFSA is the only private energy distribution company in Paraguay which purchases energy from ANDE, the operator of Paraguay’s national electricity grid, and provides power to almost 15,000 residential and commercial customers in Villarrica.

The Company entered into a power purchase agreement with CLYFSA securing 10 MW of hydro-electric energy with a demand charge of $15.90 per KW of billing demand plus a variable component of 1.422¢ per kWh of consumption for the current one-year renewal period. The power purchase agreement stipulates that CLYFSA can pass on any modifications to pricing by ANDE to Backbone Paraguay. A rate increase could adversely impact the profitability of the Company’s operations in Paraguay.

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4. DESCRIPTION OF BUSINESS (continued)

4.20 SUPPLY OF ELECTRICAL POWER, ELECTRICITY RATES, TERMS OF SERVICE AND THE RÉGIE DE L’ÉNERGIE (continued)

Paraguay (Continued)

On September 16, 2022, the executive branch of the Paraguayan government issued decree No. 7824/22 by which ANDE was requested to adopt complementary and temporary regulatory measures to adjust the variables corresponding to the electricity rates aimed at special intensive consumption sectors, including crypto asset Mining activities. In response, ANDE created the Special Intensive Consumption Group, which controls the supply of high and medium voltage and imposes rate tariffs in effect until at least December 2027. While these tariffs have no impact on our current activities in Paraguay as our contract is with the local supplier CLYFSA as detailed above, they may be relevant to future new operations in that territory.

In July 2023, the Company entered into two power purchase agreements in Paraguay for up to 150 MW of hydro power until December 31, 2027: up to 50 MW in Villarrica, in close proximity to the Company’s existing operations in Paraguay, and up to 100 MW in Yguazu, a new location close to the Itaipú dam, the third largest hydro-electric dam in the world. Hydro power at both locations will be provided by ANDE at a contracted cost of approximately $0.039 per kWh, before VAT, until December 31, 2027, and is not subject to annual inflationary adjustments.

Argentina

In 2021, the Company commenced the construction of a 56 MW facility in Argentina (Rio Cuarto - Cordoba). Construction concluded during Q3 2022, and the site started operations gradually by adding 10MW modules at a time until September 2023, when it became fully operational. The facility receives electricity from Generacion Mediterranea S.A. (“GMSA”), one of the subsidiaries of Grupo Albanesi. Grupo Albanesi is an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients from its multiple facilities.

The terms of the electricity supplied by GMSA in Argentina are included in the Company’s power contract, which establishes a rate of $0.02 per kWh, up to a maximum amount of 1,103,760 megawatt hours per year. The annual maximum megawatt hours the Company can draw at $0.02 per kilowatt hour is further subject to pro-rata adjustments based on the Company’s actual power draw relative to the total 210 MW. The agreement stipulates that GMSA may provide the Company with power in excess of the 1,103,760 megawatt hours, or such adjusted quantity of megawatt hours based on the pro-rata calculation described above, at a price that will be negotiated by the Company and GMSA. The price to be negotiated between the Company and GMSA will likely be impacted by the cost of natural gas and currency exchange rates in Argentina, among other factors.

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4. DESCRIPTION OF BUSINESS (continued)

4.20 SUPPLY OF ELECTRICAL POWER, ELECTRICITY RATES, TERMS OF SERVICE AND THE RÉGIE DE L’ÉNERGIE (continued)

Argentina (Continued)

The agreement also allows for GMSA to renegotiate the $0.02 per kWh rate if the ratio of the exchange rate under the blue-chip swap mechanism (refer to section 8d - Net financial income of the MD&A) used in Argentina to the official exchange rate is less than 1.50. The $0.02 per kWh rate and applicable adjustments described above are in effect for the first four years of the contract. The kilowatt hour price for the remaining four years of the contract will be determined by a formula based mainly on changes in gas costs and currency exchange rates. The contract also specifies certain situations where the Company’s supply of electricity can be interrupted, including:

●	Regulatory intervention preventing GMSA from providing the Company with electricity, or directing GMSA to reroute its electricity to the wholesale market;
●	Scheduled and unscheduled maintenance required to service the power plant or related equipment; and
●	Regulatory intervention limiting GMSA’s supply of natural gas.

The Company’s contract with GMSA also includes certain megawatt hour consumption thresholds and pro-rata adjustments. The Company’s operations in Argentina can be materially adversely impacted if the Company is unable to exploit the contractually secured MW capacity on a full-time basis or if the cost of energy negotiated under the pro-rata calculation or calculated using the defined formula in effect for the second four years of the contract, both primarily driven by natural gas prices and foreign currency rates, are not economically viable.

An increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates in Argentina or regulatory changes in the energy regimes in the jurisdictions in which the Company operates may adversely impact the Company’s profitability.

In November 2023, the Company entered into an agreement with GMSA to receive power at its facility in Rio Cuarto at a fixed rate of 2.1 cents per kWh for the months of November through April 2024, which is expected to lower the Company’s blended cost of power over a full year of operations at approximately 2.5 cents per kWh plus taxes.

4.21 SPECIALIZED SKILL KNOWLEDGE

Nicolas Bonta, Emiliano J. Grodzki, Ben Gagnon and Benoit Gobeil have been engaged in both small and commercial-scale cryptocurrency mining for several years prior to joining the Company. See DIRECTORS AND OFFICERS.

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5. FUTURE GROWTH PLANS

The Company has described its recently completed and future expansion plans below under the sections, “Argentina Expansion”, “Paraguay Expansion”, “Washington Expansion” and “Canada Expansion”.

The estimated costs and timelines to achieve Future Growth plans may change based on, among other factors, the prevailing price of Bitcoin, network difficulty, supply of cryptocurrency mining equipment, supply of electrical and other supporting infrastructure equipment, construction materials, currency exchange rates, and the Company’s ability to fund the initiatives. The Company’s future growth plans are reliant on a consistent supply of electricity at cost-effective rates, see Section 4.20 - SUPPLY OF ELECTRICAL POWER, ELECTRICITY RATES, TERMS OF SERVICE AND THE RÉGIE DE L’ÉNERGIE of this AIF for further details.

5.1 CAUTIONARY STATEMENTS

Estimates in this section are based on, among other factors, the estimated size of facilities, the planned capital expenditures associated with the project, the number of Miners which may be configured within the facility, and prevailing economic circumstances and currency exchange rates. In the event that the assumptions used to project the impact of new server farms, including the still pending Company’s expansion plans described above, prove to be inaccurate or incorrect, there can be no guarantee that the new servers will increase the Company’s computing power as projected. Among other factors, there can be no guarantee that the Company will be able to obtain a continued supply of electricity to power its new facilities at commercially attractive rates. See Section 4.20 - DESCRIPTION OF BUSINESS - SUPPLY OF ELECTRICAL POWER, ELECTRICITY RATES, TERMS OF SERVICE AND THE RÉGIE DE L’ÉNERGIE.

Furthermore, there can be no assurance that the Company’s facilities can be operated on a profitable basis. The foregoing information is forward-looking information for the purposes of applicable securities laws in Canada and readers are cautioned that actual results may vary from those described. See Section 1.4 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS and 4.19 - RISK FACTORS of this AIF.

5.2 ARGENTINA EXPANSION

In April 2021, the Company entered into an eight-year power purchase agreement for up to 210 MW with a private Argentinian power producer in the city of Rio Cuarto, Province of Cordoba (the “Power Producer”), with an electricity cost of US$0.02 per kilowatt-hour for the first four years, up to a maximum amount of 1,103,760 megawatt hours per year (on a pro-rata basis for a consumption of 210 MW), and is subject to certain adjustments, variable pricing components and consumption limitations. The pricing on the remaining four years of the eight-year energy contract will be determined by a formula that is largely dependent on natural gas prices. The agreement also allows for the Power Producer to renegotiate the rate if the ratio of the exchange rate under the blue-chip mechanism used in Argentina to the official exchange rate is less than 1.50. For further details, refer to Section 4.20 - DESCRIPTION OF BUSINESS - SUPPLY OF ELECTRICAL POWER, ELECTRICITY RATES, TERMS OF SERVICE AND THE RÉGIE DE L’ÉNERGIE.

In July 2021, the Company entered into an eight-year lease agreement, comprising annual payments of approximately $0.1 million, with the Power Producer to lease land within the Power Producer’s property for the mining facility’s construction and operation in the Province of Cordoba (the “Rio Cuarto Facility”).

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5. FUTURE GROWTH PLANS (continued)

5.2 ARGENTINA EXPANSION (continued)

In September 2021, the Company entered into a contract with PROA to provide engineering, procurement, and construction services for the Argentina facility. PROA specializes in utility-grade electrical infrastructure and civil construction with relevant expertise in the design and construction of electrical interconnections, high voltage electrical lines, and transformers needed for operations of the size of the planned Argentina facility. Pursuant to an agreement signed with LPZ Hosting S.A.S (“LPZ”), LPZ is responsible for the detail engineering, purchasing management and execution of louvers, sound and noise system, electric installation, data network installation, air conditioning system, air extraction and filter systems, racks, closed-circuit television (“CCTV”), fire detection and extinguisher system as well as installation of all low voltage works. Ingenia Grupo Consultor and Gieco S.A. (“Ingenia”) were retained as a consortium group responsible for the construction of the provisional high voltage powerline and transformer station as well as the expansion of the 132 KW public bars of the power plant. Ingenia, under the supervision of LPZ, was also selected to carry out electrical data and CCTV assembly work for the first warehouse. The Company has also engaged Dreicon S.A. as an independent engineering firm to oversee construction, quality control and project milestones for the Company’s projected buildout schedule.

The Rio Cuarto Facility, if fully developed, is expected to be built as four separate warehouse style buildings with a capacity to accommodate over 55,000 new generation Miners and be capable of producing approximately 5.5 EH/s. The first warehouse, which was included in the capacity needed to reach the corporate 5.0 EH/s target for 2022, represents approximately 50 MW of incremental infrastructure capacity.

On September 19, 2022, the Company announced it has initiated production in the first 10 MW module of the First Warehouse at the Rio Cuarto Facility, increasing the total number of farms operated by the Company to ten, and the total operational hashrate to 4.1 EH/s.

On November 1, 2022, the Company reported that Argentina was wrestling with high inflation, currency devaluation and a significant debt burden. To alleviate concerns about a drain on the Argentina Central Bank’s foreign currency reserves, trade approval for the importation of most goods, including Mining and IT equipment, had been imposed in the Country, adversely affecting the Company’s ability to import in Argentina the additional Miners needed to operate the first warehouse at its full capacity of 50 MW. Additionally, it was also announced that the Power Producer was awaiting approval of its final operation permit. In the meantime, the Rio Cuarto Facility was drawing power during the start-up and commissioning phase from the provincial electrical utility at a higher cost than the expected contracted cost of power under the agreement with the Power Producer. As at December 31, 2022, the adverse impact of recent geopolitical events on natural gas prices, as well as new importation restrictions, are leading the Company to revise the timing to fully utilize the infrastructure built in the first 50 MW warehouse and to reassess the timing of its build-out and deployment of further production facilities at the Rio Cuarto location.

On January 3, 2023, the Company announced that it had completed construction of the first 50 MW warehouse in the Rio Cuarto Facility and expected it to be fully commissioned during the first six months of 2023.

In February 2023, Management elected to postpone the development of additional infrastructure in Argentina until (i) the private Argentinian power producer obtains an increased power permit, (ii) certain political and economic uncertainties in Argentina have been resolved or become attenuated and (iii) natural gas prices stabilize at an acceptable level.

In April 2023, in anticipation of the power permit approval, the Company, using credits and cash, purchased over 6,200 new Bitmain and MicroBT Miners to fill out an additional 22 MW in the Argentinian facility. Those new Miners were installed in the third quarter of 2023 and improved the overall W/TH efficiency and increased the hashrate of the facility.

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5. FUTURE GROWTH PLANS (continued)

5.2 ARGENTINA EXPANSION (continued)

In April 2023, the Company confirmed the receipt of the necessary power permits by the private Argentinian power producer to expand production at its Argentina facility. The current permits in place allow up to 100 MW of power capacity. The Company completed testing of its Rio Cuarto substation and began to draw power from the private power producer. The Company installed 2,100 new Miners that were delivered in March and April 2023. Energizing those miners and ending underclocking of previously installed miners in line with improved economics increased the active capacity to 18 MW and the Company’s operational hashrate to over 5.0 EH/s.

Drawing power from the private Argentinian power producer enabled the Company to commence purchasing low-cost power under its purchase agreement at approximately $0.03 per kWh, before VAT, on an annualized basis, or possibly less as the Company reaches full capacity at the facility. The Company’s cost of BTC earned at that farm decreased substantially as it actively scaled up operations at the facility.

In June 2023, 1,650 Bitmain S19 Pro Miners were purchased for Argentina at an average direct cost of $12.98/TH, in addition to the 6,200 Miners purchased in April 2023. In addition, 2,900 MicroBT Miners were delivered, installed and energized, contributing an additional 290 PH/s and driving the Company’s operational hashrate to 5.3 EH/s as of June 30, 2023.

In August and September 2023, approximately 1,300 new M50 WhatsMiner miners, 700 new S19j Pro Antminer Miners and 5,500 new S19j Pro+ Antminer Miners were imported and installed, increasing the warehouse’s capacity to 51 MW and operational hashrate to 1.5 EH/s. Approximately 600 additional M50 WhatsMiner miners were installed in October 2023, further increasing the warehouse’s capacity to 54 MW and operational hashrate to 1.6 EH/s.

In November 2023, the Company entered into a prepaid contract with its Argentinian private power producer, to receive power at the Rio Cuarto facility at the rate of 2.1 cents per kWh plus VAT for the months of November 2023 through April 2024. This contract is expected to significantly lower the Company’s blended cost of power to an average of 2.5 cents per kWh plus VAT for the first year of full operations at that facility.

On December 10, 2023, the newly elected President, Javier Milei, took office. Self-described as right-wing libertarian, his agenda includes pro-market policies with an aim to address budget deficits and combat high inflation rates and currency devaluation. Furthermore, the new administration has announced measures to ease import restrictions and provide an incentive to attract foreign direct investments. It is also believed President Milei is receptive to the overall crypto industry.

Position as of December 31, 2023

As of December 31, 2023, the Company had placed deposits of $4.0 million with suppliers for existing and additional construction work. Overall, in Argentina, the Company has also acquired $63.3 million of property, plant and equipment, incurred $0.3 million of expenditures relating to design and feasibility studies and recorded cumulative gains on the disposition of marketable securities of $70.0 million associated with the mechanism to convert funds into Argentine Pesos for disbursements.

2024 plan

The Company expects to upgrade its current fleet of miners in Rio Cuarto during Q4 2024 with new T21 Miners, which is expected to increase the online hashrate from 1.6 EH/s to 2.4 EH/s by December 31, 2024, assuming the Purchase Option is exercised.

The Company retains the option, subject to the receipt of additional government approvals, to expand the Rio Cuarto operation to the full contracted amount of 210 MW. Due to the ongoing political and economic uncertainty, the Company is not yet in a position to determine when or if construction of additional infrastructure in Argentina will commence. The Company will monitor general macroeconomic conditions and the evolution of the new administration’s economic program in assessing its expansion plans in the country.

As of December 31, 2023, the Company employed 31 team members in Argentina.

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5. FUTURE GROWTH PLANS (continued)

5.3 PARAGUAY EXPANSION

During the year ended December 31, 2021, the Company entered into an annually renewable 10 MW power purchase agreement with the city of Villarrica electricity distribution company, Compañía Luz y Fuerza S.A. (“CLYFSA”), at an effective electricity cost of $0.036 per kilowatt hour. The Company also entered into a five-year lease agreement with a third party, consisting of monthly payments of $20,000, beginning August 1, 2021, to lease land where the Villarrica Facility was constructed. The construction of the facility, at a cost of $1.1 million, was completed in December 2021.

In January 2022 2,900 of the Company’s older generation Miners were installed at the Villarrica Facility, capable of producing approximately 125 PH/s.

On July 18, 2022, the Paraguayan Congress approved a bill regulating the mining, trading, intermediation, exchange, transfer, custody and administration of crypto-assets and instruments that would allow control of crypto-assets. The proposed legislation aimed to create an attractive regulatory environment within the country through the establishment of a straightforward licensing regime that clearly establishes the requirements to operate crypto-assets activities in the Country. Approved by both chambers, the law was submitted to the executive branch, where the President has the power to approve or veto it. On August 30, 2022, the law was vetoed by the President and was returned to the congress to be discussed again. It is unknown if a new law will be approved and when. The absence of specific law regarding crypto assets has not impacted the Company’s current operations in the country.

On September 16, 2022, the executive branch issued decree No. 7824/22 by which the National Electricity Administration (“ANDE”) was requested to adopt complementary and temporary regulatory measures to adjust the variables corresponding to the electricity rates aimed at special intensive consumption sectors. In this context, ANDE, through resolution No. 7824/22, dated October 4, 2022, created the Special Intensive Consumption Group, which includes supplies at very high voltage (220 kV), high voltage (66 kV), medium voltage (23 kV) at the substation and at the line, and set up the tariffs until December 2027. This Special Intensive Consumption group applies, among others, to crypto asset mining activities. While the new ANDE tariffs have no impact on our current activities at Villarica as our contract is with the local supplier CLYFSA as detailed above, the ANDE tariff will apply to the Paso Pe facility currently under construction, and the projected Yguazu facility as detailed below.

During December 2022, ANDE, as part of a local development plan, installed a new transformer in the city of Villarrica which was operational in the first half of 2023. The new transformer is intended to help ensure fewer energy curtailments to the Company’s facility as well as to nearby residents.

In January 2023, all of the older generation Miners at the Villarrica facility were replaced with approximately 2,900 new M30S WhatsMiner Miners generating approximately 290 PH/s, a 165 PH/s increase, or 132%, compared to the hashrate that was being produced by the older generation Miners. During the three months ended March 31, 2023, the Company sold the older generation Miners to a third party for approximately $0.2 million.

In July 2023, the Company acquired two power purchase agreements in Paraguay for up to 150 MW of eco-friendly hydro power: up to 50 MW in Villarrica, in close proximity to the Company’s existing operations in Paraguay, and up to 100 MW in Yguazu, a new location close to the Itaipú dam, the third largest hydro-electric dam in the world. The new facility in Villarrica is referred to as the Paso Pe facility. At Yguazu, the Company has the opportunity to develop a new farm with up to 100 MW of Mining capacity at a site that is in close proximity to a newly constructed substation with 1,200 MW of capacity. Hydro power at both locations will be provided at a contracted cost of approximately $0.039 per kWh, before VAT, until December 31, 2027 and is not subject to annual inflationary adjustments.

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5. FUTURE GROWTH PLANS (continued)

5.3 PARAGUAY EXPANSION (continued)

Paso Pe facility

In August 2023, the Company placed orders using vendor credits for eight 2.4 MW hydro containers and approximately 1,900 M53S hydro-cooling Miners capable of producing approximately 675 PH/s once installed.

In September 2023, construction commenced as planned at the Paso Pe facility, beginning with the substation, followed by building-out a Mining facility consisting of 50 MW (originally 30 MW before the amended contract described below) of air-cooled warehouses and the 20 MW of hydro containers, expected to be completed during the first quarter of 2024. The construction is progressing as planned with the finalization of underground cable connections in March 2024. The transformer was delivered in March 2024.

In December 2023, the Company amended the contract for an additional 20 MW of energy at the Paso Pe facility, enabling a larger expansion at the site from 50 MW to 70 MW.

The revised cost of developing the expanded 50 MW of air-cooled warehouse, constructing the substation capable of accommodating the total energy requirement, and the installation of the high voltage lines, is estimated to range from $25.0 million to $28.0 million excluding the cost of the power purchase agreement guarantees required by Administración Nacional de Electricidad (“ANDE”), the operator of Paraguay national electricity grid, for securing monthly electricity purchase payment obligations.

Position as of December 31, 2023

As of December 31, 2023, the Company had placed deposits of $3.2 million and $2.4 million with suppliers for construction costs and for electrical components, respectively. As of December 31, 2023, property, plant and equipment includes $2.5 million related to the Paso Pe facility, including warehouse and infrastructure equipment costs.

Yguazu facility

In January 2024, the Company purchased the land for the 100 MW Yguazu facility. The Company expects construction to begin in March 2024 and to complete the facility during the second half of 2024. The cost of developing the 100 MW facility and the installation of the high voltage lines is estimated to range from $34.0 million to $37.0 million, excluding the cost of the power purchase agreement guarantees required by ANDE.

2024 plan

The Company expects to complete construction of its Paso Pe and Yguazu facilities and install its new T21 Miners and WhatsMiner M53S Miners during 2024, which will increase the Paraguay online hashrate from 0.3 EH/s to 3.6 EH/s by June 30, 2024, and, provided that the Purchase Option is exercised, 6.9 EH/s by December 31, 2024.

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5. FUTURE GROWTH PLANS (continued)

5.4 WASHINGTON EXPANSION

On November 9, 2021, the Company completed the acquisition of a facility in Washington State consisting of 12 MW of hydro-electric power purchase agreements, an additional 9 MW of in-process applications for expanded power-purchase agreements, transformers with 17 MW of capacity, land, buildings, electrical distribution equipment and a below market lease for a 5 MW facility expiring on November 8, 2022. In October 2022, the Company renewed the lease for a period of 23 months with similar terms.

For consideration of the purchase of the Washington State facility, the Company transferred approximately $23.0 million in cash and 414,508 common shares with a value of $3.7 million on the closing date of November 9, 2021. The net identifiable assets acquired include: electrical distribution equipment valued at $6.0 million, buildings valued at $0.7 million, land valued at $0.1 million and a favourable lease valued at $2.0 million. The acquisition resulted in the Company recording goodwill of $17.9 million, which was determined as of June 30, 2022 to be fully impaired as a result of the decrease in the price of BTC.

On July 28, 2022, the Company announced the addition of 3 MW of low-cost hydropower that went online at the Washington State facility. The added 3 MW facility brought the total production from the Washington State farm to 20 MW. The Company is currently operating the majority of its Antminer S19j Pro Miners generating approximately 600 PH/s in this facility. The Company’s power supplier has provided preliminary indication that the first 6 MW of in-process applications are expected to be installed in March 2024, while another 3 MW of in-process applications are estimated to be energized in the next four (4) years due to transmission being at capacity in relation to the nearby substation.

In April 2023, the Company received approval from the power supplier for a 6 MW that is estimated to be energized in the first quarter of 2024. The Company began constructing an additional production facility on Company-owned land in June 2023 with an estimated cost of $2.1 million, including $0.9 million paid in Q2 2023 to the power supplier for establishing the connection. In connection with the new facility, in January 2024, the Company elected to cancel the lease of a 5 MW facility in Washington State in order to transfer Miners from the leased facility to the newly constructed 6 MW facility with completion expected in March 2024. The cancellation of the lease will take effect in April 2024. In February 2024, the power supplier established the electricity connection allowing the Company, subject to the completion of the civil work, to access 6 MW of hydro power capacity.

In July 2023, the Company de-energized its 2 MW immersion cooling pilot project as the equipment did not perform to the Company’s expectations of performance and operating costs. The 2 MW of hydro-electricity remains available to the Company for future use.

In September 2023, the Company upgraded ventilation and cooling systems, increasing average uptime.

2024 plan

The Company expects to upgrade a portion of its current fleet of miners in Washington during Q1 2024 with new T21 Miners, which will increase the online hashrate from 0.6 EH/s to 0.7 EH/s by March 31, 2024.

As of December 31, 2023, the Company employed 14 team members in the United States of America.

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5. FUTURE GROWTH PLANS (continued)

5.5 CANADA EXPANSION

Baie-Comeau background

In April 2023, the Company entered into agreements to acquire shares of a Company that owns the right to consume 22 MW of hydro power capacity in Baie-Comeau, Quebec, and to lease a site to install the infrastructure to operate the acquired capacity. When fully utilized, the 22 MW is expected to add over 600 PH/s. The Baie-Comeau area is home to five hydro-electricity generation facilities with over 5.4 Gigawatts of nameplate capacity.

In July 2023, the Company completed the acquisition. The consideration transferred at closing totaled $2.0 million (CAD$2.6 million), of which $0.6 million (CAD$0.8 million) was paid in cash and $1.4 million (CAD$1.8 million) was paid through the issuance of 820,837 common shares of the Company. The lease agreement is for an industrial site in Baie-Comeau for an initial term of 10 years and provides the Company with the option to purchase the site for $2.2 million (CAD $3.0 million) with an annual adjustment at the lesser of (i) the change in the Consumer Price Index and (ii) 3% throughout the lease term.

Baie-Comeau 2023 and 2024 plan

Following the closing of the acquisition, the Company immediately commenced production at Baie-Comeau with an initial 3 MW online. In connection with the acquisition, the Company increased its total hashrate target to 6.3 EH/s, which was achieved on October 20, 2023.

The Company plans to minimize development-related and build-out expenditures by relocating miners from other facilities to Baie-Comeau and by applying infrastructure equipment repurposed from the December 2022 sale of the former De La Pointe facility. In June and August 2023, approximately 2,500 WhatsMiner M31S+ miners were redeployed from Magog and installed at the Baie-Comeau facility.

The Company fully energized the 11 MW facility on October 20, 2023, and is planning to commission the remaining 11 MW during the second half of 2024 after local grid infrastructure improvements have been completed. The cost of electrical infrastructure and leasehold improvements for the first 11 MW of the facility totaled $2.8 million.

The Company plans to continue to lease the property and complete the physical improvements for the second 11 MW by the third quarter of 2024. The Company expects the total cost to be approximately $9.2 million, including $3.9 million for the leasehold improvements, which will include construction of a new building and $2.5 million for the electrical infrastructure.

As of December 31, 2023, the Company has $5.0 million of property, plant and equipment at the Baie-Comeau facility, including infrastructure equipment that was repurposed from other facilities.

Canada 2024 plan

As part of the Miner upgrade and expansion initiatives, the Company expects to install new Miners in Canada during 2024 with new T21 Miners and WhatsMiner M53S Miners, which will increase the online hashrate from 4.0 EH/s to 6.1 EH/s by June 30, 2024 and, provided that the Purchase Option is exercised, 7.0 EH/s by December 31, 2024.

As of December 31, 2023, the Company employed 91 team members in Canada.

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6. DIVIDENDS

Bitfarms has neither declared nor paid any dividends on its common shares since incorporation. When permitted to do so, the Board may declare dividends at its discretion but does not anticipate paying dividends in the near future. The Board will determine if, and when, to declare and pay dividends in the future from funds properly applicable to the payment of dividends based on Bitfarms’ financial position at the relevant time. The Board expects to retain earnings to finance future growth of Bitfarms and its subsidiaries. All of the Bitfarms shares are entitled to an equal share in any dividends declared and paid on a per share basis.

7. DESCRIPTION OF CAPITAL STRUCTURE

Bitfarms’ authorized share capital consists of an unlimited number of Bitfarms shares. As of March 6, 2024, there are 339,274,441 issued and outstanding Bitfarms shares. Each Bitfarms share entitles the holder to one vote per Bitfarms share and to receive equally any dividends declared by Bitfarms and the remaining property and assets of Bitfarms in the event Bitfarms undergoes a liquidation, dissolution, or winding up.

On February 4, 2020, shareholders approved an amendment to the articles of incorporation of the Company to authorize the issuance of class A preferred shares. As of March 6, 2024, there were nil preferred shares outstanding.

8. MARKET FOR SECURITIES

8.1 TRADING PRICE AND VOLUME

The Bitfarms Shares are traded on the TSX and Nasdaq under the symbol “BITF”. The following table sets out the price range and aggregate volumes traded or quoted monthly on the TSX and the Nasdaq Exchange for the year ended December 31, 2023.

	TSX			Nasdaq
Month	High (CAD)	Low (CAD)	Volume	High (US$)	Low (US$)	Volume
January 2023	1.68	0.57	35,388,200	1.26	0.42	121,378,900
February 2023	1.64	1.15	30,441,600	1.23	0.86	92,200,800
March 2023	1.47	0.94	34,534,600	1.08	0.68	77,453,200
April 2023	1.80	1.15	29,015,800	1.35	0.82	105,090,700
May 2023	1.67	1.30	25,410,300	1.23	0.96	87,520,300
June 2023	2.07	1.41	37,822,600	1.57	1.01	159,595,300
July 2023	2.84	2.06	51,038,700	2.16	1.48	297,347,800
August 2023	2.47	2.28	33,094,600	1.85	1.19	183,225,800
September 2023	1.87	1.37	21,720,300	1.39	1.00	117,176,200
October 2023	1.74	1.26	28,614,700	1.27	0.92	151,281,100
November 2023	2.09	1.37	50,363,700	1.55	1.01	302,926,800
December 2023	4.68	1.96	147,494,900	3.56	1.45	878,618,400

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8. MARKET FOR SECURITIES (continued)

8.2 ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Except as detailed hereof, as of March 6, 2024, there are no securities of the Company which are currently held in escrow or subject to a contractual restriction on transfer. The investors in the private placements with H.C. Wainwright & Co. agreed to not sell, pledge or otherwise transfer the shares, the warrants or any shares issuable upon exercise of the warrants other than (a) to the Company or (b) outside of the U.S. in an offshore transaction. See Section 6 of the Qualified Institutional Buyer Letter delivered by each of the investors.

8.3 PRIOR SALES

Date	Type	Description
March 31, 2023	Stock options	Upon the voluntary surrender by option holders, the Company cancelled outstanding options exercisable for 10,535,000 common shares.
June 30, 2023	Stock options

The Board approved a stock option grant of 8,471,250 options to officers, directors, employees and consultants of the Company to purchase 8,471,250 Common Shares at an exercise price of CAD$1.89 with a term of five years from the date of the grant. Options vest one quarter on the date of grant and one quarter on each six month anniversary of the date of grant.

November 28, 2023	Warrants	The Company issued 22,222,223 warrants to purchase common shares at a price of CAD$1.35 for each share and associated one-half warrant and with an exercise period of three years.
December 22, 2023	Stock options

The Board approved a stock option grant of 4,685,000 options to officers, directors, employees and consultants of the Company to purchase 4,685,000 Common Shares at an exercise price of CAD$3.83 with a term of five years from the date of the grant. Options vest one quarter on the date of grant and one quarter on each six month anniversary of the date of grant.

December 22, 2023	Restricted share units

The Board approved a grant of 475,000 restricted share units to officers and directors of the Company to receive 475,000 Common Shares vesting equally over three years on the anniversary of the grant date. Restricted share units vest one quarter on the date of grant and one quarter on each six month anniversary of the date of grant.

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9. DIRECTORS AND OFFICERS

9.1 NAME, OCCUPATION AND SECURITY HOLDING

The following table sets out the name of each director and officer, province or state of residence, position held with each corporation, current principal occupation, and the number and percentage of securities beneficially owned, directly or indirectly as at March 6, 2024.

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director or Officer Since	Common Shares Owned or Controlled(1)
Emiliano Joel Grodzki Buenos Aires, Argentina	Founder and Director of the Company (2017 – present); CEO of the Company (2020 - 2022), Consultant in the cryptocurrency sector; Founder and Director of cripto247 (2018 – present); Founder and Commercial Director of My Urban Foods (2012 –2015).	October 11, 2018	6,698,443
Nicolas Bonta Buenos Aires, Argentina	Non-Executive Chairman of the Board and Founder of the Company (2022 – present); Executive Chairman of the Company (2018 – 2022) and Founder and CEO of Own Hotels (2006 – present).	October 11, 2018	8,625,452
Brian Howlett(3) Ontario, Canada	Lead Director of the Company (2020 – present); President and CEO of Hemlo Explorers Inc. (2020 – present); President and CEO of Voyageur Mineral Explorers Corp. (2020 – 2021); Director of Nighthawk Gold Corp. (2016 – 2024); President and CEO of Dundee Sustainable Technologies Inc. (2016 – 2020); President and CEO of Stone Gold Inc. (2014 – 2021).	April 17, 2020	5,500
Andres Finkielsztain(2) Buenos Aires, Argentina	Independent Director of the Company (2020 – present); Director of Mene Inc. (2022-present); Founding managing partner of FinkWald LLC (2017 – present); Co-head Special Situation, Banco Industrial (2017-2023); ~~D~~irector of Goldmoney Inc. (TSX: XAU) (2018 – present) and Managing Member of FINK LLC (2011-present).	August 31, 2020	50,000
Edith Margareth Hofmeister(2) California, USA	Independent Director of the Company (2022 – present); Director of Osisko Gold Royalties (2022 – present); Director of Nighthawk Gold Corp (2022 – Feb 2024); Director of Prime Mining Corp (2021 – present); Director of STLLR (2024 - present), Director of Minto Metals Corp (2021 - 2023), and Executive Vice-President & General Counsel of Tahoe Resources (2010 – 2019).	November 16, 2022	nil
L. Geoffrey Morphy(1) Ontario, Canada	Director of the Company (May 2023 - present); CEO of the Company (Dec 2022 – Present), President of the Company (Dec 2020 – present); Chief Operating Officer of the Company (Dec 2021 - Dec 2022), Director of the Company (May 2020 - Aug 2020); Trustee/Director of R&R Real Estate Investment Trust (TSXV: RRR) (2021 – present); Co-CEO of Dundee Sarea Fund (2016 – 2019) and Vice-President Corporate Development of Dundee Corporation (TSX: DC-A)(2016–2019).	May 19, 2020	220,757
Jeffrey Lucas, Massachusetts, USA	Chief Financial Officer of the Company (June 2021 – present), Managing Director of Mackinac Partners (2020 - 2021); Principal CFI Associates (Feb 2020 – July 2020); President and Chief Financial Officer of eMagin Corporation (NYSE) (2015 – 2020).	June 3, 2021	83,334
Benoit Gobeil Québec, Canada	Executive Vice President - Infrastructure and Operations of the Company (2023 – present), Vice President - Infrastructure and Operations of the Company (2021-2023); Director of Operations of the Company (2019 – 2021), General Manager of Volta électrique (2018 – 2019) and Owner of Volta électrique (2010 – 2017).	July 14, 2021	2,386
Damian Polla Buenos Aires, Argentina	General Manager LATAM of the Company (2021 – present); Corporate Finance Director of Molino Cañuelas SACIFIA (2018 – 2021) and Head of Structured Finance – Latam of Haitong Bank NY Branch (2016 – 2018).	April 14, 2021	49,668

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9. DIRECTORS AND OFFICERS (continued)

9.1 NAME, OCCUPATION AND SECURITY HOLDING (continued)

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director or Officer Since	Common Shares Owned or Controlled(1)
Patricia Osorio Québec, Canada	Vice President and Corporate Secretary of the Company (2022 – present), Vice President of Corporate Affairs of the Company (2021 – 2022); Corporate Secretary of Dundee Sustainable Technologies Inc. (2020 – 2021); Assistant Secretary-Treasurer of Dundee Sustainable Technologies Inc. (2011 – 2020).	November 19, 2021	nil
Andrea Keen Souza Québec, Canada	Vice-President, Human Resources of the Company (2022 – present); Head of Talent & Culture of EQ Care / Telus Health (2020 – 2021); Global HR Director of Straumann Group (2019 – 2020); Head of Human Resources of Sterlite Power Brazil (2017 – 2019) and Region Human Resources Leader, LATAM of Fieldcore/GE (2007-2017).	January 10, 2022	nil
Philippe Fortier Québec, Canada	Senior Vice President - Corporate Development of the Company (2023 – Present); Vice President - Corporate Development of the Company (2022-2023); Vice President, Special Projects of the Company (2022); President of GPFH (2019-2021); Financial Analyst of National Bank Financial (2017 - 2019); Investment Analyst of CFBDG (2015-2016) and Auditor at Deloitte (2010-2014)	January 24, 2022	5,000
Stephanie Wargo Georgia, USA	Vice President, Marketing & Communication of the Company (2022 – present); Global VP Marketing of PrimeRevenue (2015 – 2022); Global VP Marketing of BitPay (2013 – 2015) and VP Client Relations & Marketing of FirstView Financial (2010 – 2013).	January 15, 2022	nil
Marc-André Ammann Québec, Canada	Vice President, Finance & Accounting of the Company (2022 – present); Vice President, Finance & Corporate Controller of Sharethrough (2021-2022); Director of Financial Reporting of Minerai de Fer Québec (2019 -2021); Senior Manager, Corporate Accounting & Regulatory Reporting of CN (2017 – 2019).	May 16, 2022	nil
Paul Magrath Ontario, Canada	Vice President, Taxation & Sustainability of the Company (2022 – present); Senior Finance Director of Huawei Technologies (2017-2022) and Director, Taxation of AstraZeneca R&D (2009 – 2017).	May 23, 2022	2,000
Jeffrey (Jung Feng) Gao Victoria, Australia	Vice President, Risk Management of the Company (2023 – present) and Chief Executive Officer of Cypherpunk Holdings Inc. (2021-2022)	January 1, 2023	nil
Tracy Krumme Florida, USA	Senior Vice-President, Head of Investor Relations (Dec 2023 - present); Global Head of Investor Relations of Galderma (Jan 2022 - Nov 2022); VP, Head of Investor Relations of PPD Inc. (Aug 2020 - Dec 2020) and SVP, Head of Investor Relations of Nuance Communications (2019 - 2022)	December 29, 2023	nil
Reeves, Guillaume Quebec, Canada	Vice President, Information Technology (2023-present); Director of Information Technology (2017-2023).	December 11, 2023	nil

Notes:

(1)	Information about principal occupation, business or employment, not being within the knowledge of the Company, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Company and has been obtained from the System for Electronic Disclosure by Insiders (“SEDI”) or furnished by the respective individuals. This table does not include Common Shares underlying unexercised stock options and warrants.
(2)	Member of the Audit Committee.
(3)	Chair of the Audit Committee.

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9. DIRECTORS AND OFFICERS (continued)

9.1 NAME, OCCUPATION AND SECURITY HOLDING (continued)

As of March 6, 2024, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 15,742,540 common shares, representing 4.64% of the total issued and outstanding common shares before giving effect to the exercise of rights, options, or warrants to purchase or otherwise receive Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers themselves.

9.2 BIOGRAPHY

Nicolas Bonta

Nicolas Bonta serves as the Chairman of the Board. Mr. Bonta is an Argentinian hotelier, real estate investor and a co-founder of the Company. In 1998, he founded one of the first boutique hotel companies in Argentina named “Own Hotels” which has grown to six locations in the cities of Buenos Aires and Montevideo, Uruguay. Mr. Bonta has a bachelor’s degree in hospitality from Glion Institute of Higher Education in Switzerland.

Brian Howlett

Brian Howlett serves as the Lead Director of the Company, is the Chair of the Audit Committee, and is a member of the Governance and Nominating Committee, the Compensation Committee, and the Environmental and Social Responsibility Committee. Mr. Howlett is a seasoned financial professional with over thirty years of senior management experience. He is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc. Mr. Howlett also serves on the Board for several junior mining companies and has formerly served as C-Executive and board members in several publicly listed companies, including Dundee Sustainable Technologies Inc. and Superior Copper Corporation, among others. Mr. Howlett graduated in 1982 with a B. Comm. in finance from Concordia University and received his CPA/CMA designation in 1989.

Emiliano J. Grodzki

Emiliano J. Grodzki serves as Director of the Company and is a member of the Compensation Committee and the Environmental and Social Responsibility Committee. Mr. Grodzki is an Argentinian entrepreneur, businessman and a co-founder of the Company. He has been a business builder and innovator since his early teens, founding, incubating, and exiting interdisciplinary ventures in the design, food, and construction industries. In 2016, he entered the space of cryptocurrencies and began to invest in and mine cryptocurrencies from Argentina. Mr. Grodzki has a construction degree from ORT in Buenos Aires, Argentina.

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9. DIRECTORS AND OFFICERS (continued)

9.2 BIOGRAPHY (continued)

Andres Finkielsztain

Andres Finkielsztain serves as an Independent Director of the Company, Chair of the Compensation Committee, and a member of the Audit Committee and the Governance and Nominating Committee. Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media, and technology. He was also the co-head of the Special Situations division at Banco Industrial in Argentina where he analyzed and provided financing solutions to Argentinean-based companies and institutions from 2017 to 2023. Mr. Finkielsztain previously served, until February 2018, as a portfolio manager and financial advisor for Soros Brothers Investments (“SBI”), a private investment office founded in 2011 by Alexander and Gregory Soros, sons of George Soros. Mr. Finkielsztain worked at J.P. Morgan. During his tenure of over a decade at J.P. Morgan, Mr. Finkielsztain served in various capacities within the asset management, including the role of Global Investment Opportunity and Emerging Markets Specialist. His group facilitate access to J. P. Morgan investment bank and offered capital market solutions for a select group of the wealthiest and most sophisticated individual investors and families globally. Mr. Finkielsztain graduated with a BA in Economics from Bard College where he served as the President of a Latin American organization.

Edith M. Hofmeister

Edie Hofmeister serves as Independent Director of the Company and Chair of the Governance and Nominating Committee and the Environmental and Social Responsibility Committee and is a member of the Audit Committee. Ms. Hofmeister has advised large and small multi-national extractive companies on legal and environment, social and governance (“ESG”) matters for over twenty years. Most recently she has been appointed as director of STLLR. She also served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer, from 2010 to 2019. Since 2006, Ms. Hofmeister has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. Ms. Hofmeister serves as the Chair of the International Bar Association’s Business and Human Rights Committee, a group dedicated to promoting high ESG standards in multi-national corporations. Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

L. Geoffrey Morphy

L. Geoffrey Morphy serves as Director, President and Chief Executive Officer of the Company. Previously he served as Executive Vice President, President and Chief Operating Officer of the Company. He was Co-CEO of Dundee Sarea Fund, a Canadian-based turnaround fund from December 2017 to November 2019. He was Vice-President, Corporate Development of Dundee Corporation (TSE: DC.A) from April 2016 to October 2019. In that capacity, he was part of the senior management team responsible for strategy, new investments and portfolio management. Since August 2016, Mr. Morphy is a director of Android Industries, L.L.C, a Michigan-based Tier One auto parts manufacturing company with global operations. In February 2021, he became a Trustee of R&R Real Estate Investment Trust (TSXV: RRR.UN). Mr. Morphy is a past director of Parq-Vancouver, Blue Goose Capital Corporation, and was previously Chairman of Montreal based Dundee Sustainable Technologies Inc. (CSE: DST) and Co-CEO of Dundee Sarea Fund. Mr. Morphy has decades of cross-border and international commercial and corporate strategy, structuring, operational and finance experience. He has occupied executive positions at financial advisory firms and banks, such as the Farber Financial Group between 2008 and 2016, ABN Amro Bank N.V. and LaSalle Bank between 2005 and 2008, as well as Comerica Bank, between 2000 and 2005. Mr. Morphy holds a Bachelor of Commerce from Dalhousie University, earned the designation of Certified Exit Planning Adviser from Chicago-based Exit Planning Institute in 2012, became an exempt market dealer representative in 2015, and was granted the designation of ICD.D from the Institute of Corporate Directors in 2019.

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9. DIRECTORS AND OFFICERS (continued)

9.2 BIOGRAPHY (continued)

Jeffrey Lucas

Jeffrey Lucas serves as the Chief Financial Officer of the Company. Prior to joining Bitfarms, Mr. Lucas was Managing Director of Mackinac Partners, a financial restructuring and turnaround advisory firm. Previously, he was President and CFO of eMagin Corporation (NYSE), a publicly traded developer and manufacturer of microdisplays used in military and commercial applications. Prior to eMagin, Mr. Lucas was a Board Member and the CFO of Transfreight Companies, a logistics and transportation enterprise that managed the inbound supply chain for the major auto manufacturers. He has also served as CFO for several other public and private companies in a variety of industries. Prior to his corporate roles, Mr. Lucas worked in high yield investment banking with L. F. Rothschild and in institutional money management as a securities analyst with Wells Capital Management. He is a Chartered Financial Analyst and earned the Certified Public Accountant certification while a member of PricewaterhouseCoopers’ technology and industrials practices. Mr. Lucas earned an MBA with emphasis on finance from Harvard Business School and a BA in Economics from Tufts University and studied at the London School of Economics.

9.3 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Company, is or was, within 10 years before March 6, 2024, a director, chief executive officer or chief financial officer of any company that:

(a)	while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

Except as described below, no director or executive officer of the Company and no shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at March 6, 2024, or has been within the 10 years before March 6, 2024:

(a)	a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

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9. DIRECTORS AND OFFICERS (continued)

9.3 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS (continued)

(c)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in making an investment decision; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in making an investment decision.

Minto Metals Corporation was placed in receivership in July of 2023 by order of the British Columbia Supreme Court. Edith M. Hofmeister was a director on the Board of Minto Metals Corporation between November 2021 and February 2023.

9.4 CODE OF CONDUCT AND CONFLICTS OF INTEREST

The directors of Bitfarms are required by law to act honestly and in good faith with a view to the best interests of Bitfarms and to disclose any interests which they may have in any project or opportunity outside of Bitfarms. If a conflict of interest arises, any director in a conflict will disclose his interest and abstain from voting on such matter at a meeting of the Board. To the best of Bitfarms’ knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest among Bitfarms, its directors and officers or other members of management of the Company or any proposed director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Bitfarms and their duties as a director or officer of such other companies.

10. LEGAL PROCEEDINGS

Legal Proceedings

There are no pending legal material proceedings to which the Company is or was party to, or that any of its property is or was the subject of, and Bitfarms is not aware of any such proceedings known to be contemplated.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority since incorporation. No other penalties or sanctions have been imposed by a court or regulatory body against the Company necessary for this AIF to contain full, true and plain disclosure of all material facts. The Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority since incorporation.

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11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein and elsewhere in this AIF, no directors, officers, principal shareholders of the Company, nor any Associate or Affiliate of the foregoing, have had any material interest, direct or indirect, in any transactions in which the Company has participated prior to March 6, 2024 that have materially affected or are reasonably expected to materially affect the Company or any subsidiary.

Transactions with Related Parties

There have been no transactions with related parties other than as disclosed below.

1.	The Company entered into consulting agreements with two of the Directors, Emiliano Joel Grodzki and Nicolas Bonta. As of December 31, 2022, Messrs. Grodzki and Bonta have resigned from their executive positions in the Company, the consulting agreements were terminated, and they only retain their positions of non-executive Directors, resulting in a total termination package of $1.5 million.

Year ended December 31,
	2023	2022	2021
Consulting fees charged by the directors	$—	$1.3 million	$0.6 million
Termination package	$—	$1.5 million	$—
	$—	$2.8 million	$0.6 million

2.	The Company was charged rent expense to companies controlled by certain directors.

	Year ended December 31,
	2023	2022	2021
Rent expenses	$—	$0.3 million	$0.5 million

The above transactions were incurred in the normal course of operations. As at December 31, 2023, the Company no longer has transactions with related parties.

Other than as set forth in this AIF, the management of Bitfarms is not aware of any material interest, direct or indirect, of any director, executive officer, any Person or Company beneficially owning, controlling or directing, directly or indirectly, more than ten (10%) percent of Bitfarms’ outstanding voting securities, or any Associate or Affiliate of the foregoing Persons, in any transaction in which Bitfarms has participated within the three years before March 6, 2024, that has materially affected or is reasonably expected to materially affect Bitfarms or any of its subsidiaries.

12. TRANSFER AGENT AND REGISTRAR

Bitfarms’ registrar and transfer agent is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

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13. MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by Bitfarms which are currently in effect and considered to be material as of March 6, 2024.

Material contracts
A custodial services agreement entered on April 21, 2021 between the Company and Coinbase Custody pursuant to which the Company appointed Coinbase to act as its provider of custodial services for the purpose of storing digital assets.
A custodial service agreement entered on August 1, 2023 between the Company and Anchorage Digital pursuant to which the Company appointed Anchorage Digital to act as provider of custodial services for the purpose of storing digital assets.
A Service Agreement entered on September 18, 2023 between the Company and Foundry USA Pool owned by Foundry Digital LLC (‘Foundry’), pursuant to which Foundry shall provide a mining Pool Service to the Company.
An eight-year power purchase agreement entered on April 1, 2021 between the Company and Generacion Mediterranea S.A. (GMSA) pursuant to which the Company secured up to 210 MW of natural gas-powered energy. The agreement establishes that GMSA will supply the Company with power at a rate of $0.02 per kilowatt hour for the first four years, up to a maximum amount of 1,103,760 megawatt hours, subject to certain pro-rata adjustments and requiring the Company and GMSA to negotiate in good faith the price of any energy that is excluded from the 1,103,760 megawatt hours, or the amount of megawatt hours determined after the pro-rata adjustments. The pricing on the remaining four years of the eight-year energy contract will be determined by a formula that is largely dependent on natural gas prices.

14. INTERESTS OF EXPERTS

The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 6, 2024 in respect of the Company’s consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022.

PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and the rules of the US Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board Rule 3520, Auditor Independence

No person or company whose profession or business gives authority to a report, valuation, statement or opinion and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds or is to hold any beneficial or registered interest, direct or indirect, in any securities or property of Bitfarms or any associate or affiliate of Bitfarms or any subsidiaries thereof.

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15. COMMITTEES

The Bitfarms Board currently has four committees:

●	Audit Committee;
●	Governance and Nominating Committee;
●	Compensation Committee; and
●	Environmental and Social Responsibility Committee.

15.1 AUDIT COMMITTEE

The current members of the Audit Committee are Brian Howlett, who also acts as Committee chair, Andres Finkielsztain and Edie Hofmeister. All of the members are considered “independent” directors as defined in National Instrument 52-110 – Audit Committee (“NI 52-110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company’s financial statements. The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Schedule “A”.

Relevant Education and Experience

The relevant education and experience of each of the members of the Audit Committee is as follows:

Name of Member	Education	Experience
Brian Howlett (1)	Bachelor of Commerce from Concordia University (1982). CMA designation (1989).	Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc. Mr. Howlett recently served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. He also formerly served as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer.

Andres Finkielsztain	Bachelor of Economics from Bard College, New York (1999)	Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media, and technology. He was also the co-head of the Special Situations division at Banco Industrial in Argentina, where he analyzed and provided financing solutions to Argentinean-based companies and institutions. Until February 2018, Mr. Finkielsztain as portfolio manager and financial advisor for Soros Brothers Investments ("SBI"), a private investment office founded in 2011 by Alexander and Gregory Soros,.Mr. Finkielsztain also worked at J.P. Morgan for over 10 years in various capacities within Asset Management, including the role of Global Investment Opportunity and Emerging Markets Specialist.

Edith Margaret Hofmeister	Juris Doctor degree from the University of San Francisco	Ms. Hofmeister is an Attorney and C-suite executive who has advised large and small multi-national extractive companies on legal and ESG matters for over twenty years, where she reviewed and prepared disclosure documents, acted as the point person for SEC communications, oversaw internal controls and SOX compliance, anti-corruption, whistleblower and governance programs and audits, and acted as corporate secretary to audit and risk committees of NYSE-listed companies. She has also served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer from 2010 to 2019. Ms. Hofmeister also received a Bachelor of Arts degree in international relations from UCLA and a Master of Arts degree in international peace studies from the University of Notre Dame.

Notes:

(1)	Chair of the Audit Committee.

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15. COMMITTEES (continued)

15.1 AUDIT COMMITTEE (continued)

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Company.

External Auditor Service Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the Company’s independent registered public accounting firm, in US$, during the fiscal years ended December 31, 2023 and December 31, 2022.

	Year ended December 31,
	2023	2022
Audit Fees(1)	$444,000	$651,000
Audit Related Fees(2)	$287,000	$310,000
Tax Fees (3)	$—	$23,000
All Other Fees	$—	$—
Total	$731,000	$984,000

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Company’s annual financial statements.

(2)	Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements, related documents and consent letters.

(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

15.2 GOVERNANCE AND NOMINATING COMMITTEE

The Board maintains a governance and nominating committee (the “Governance and Nominating Committee”). The Governance and Nominating Committee is responsible for: (i) assisting management in developing responsible corporate governance policies and practices for the Company; (ii) overseeing adherence to corporate governance rules, policies and principles; (iii) identifying individuals qualified to be nominated as members of the Board; (iv) the structure and composition of Board committees; (v) evaluating the performance and effectiveness of the Board and its committees; and (vi) overseeing compliance with the Company’s Code of Business Conduct and Ethics. The current members of the Governance and Nominating Committee are Edie Hofmeister as Committee chair, Brian Howlett and Andrés Finkielsztain.

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15. COMMITTEES (continued)

15.3 COMPENSATION COMMITTEE

The Company’s Compensation Committee is responsible for ensuring that Bitfarms has in place an appropriate plan for executive compensation and for making recommendations with respect to the compensation of the Company’s executive officers. The Board ensures that compensation paid to named executive officers (NEOs) and executives is fair, reasonable, and consistent with Bitfarms’ compensation policies and best practices. The current members of the Compensation Committee are Andres Finkielsztain as Committee Chair, Brian Howlett and Emiliano Grodzki.

From time to time the Board reviews, and may approve, recommendations from management regarding compensation for employees senior management and directors. A combination of fixed and variable compensation is used to motivate executive officers and to achieve overall corporate goals. The three basic components of Bitfarms’ executive compensation program are:

●	Base Salary;
●	Short-Term Incentive Plans (bonus); and
●	Long-Term Incentive Plans (stock options and restricted share unit-based compensation).

15.4 ENVIRONMENTAL AND SOCIAL RESPONSIBILITY COMMITTEE

The Company’s Environmental and Social Responsibility Committee’s primary mandate is to assist the Board of Directors in overseeing the Company’s programs, policies and practices relating to health and safety, environmental sustainability and corporate social responsibility. The current members of the Environmental and Social Responsibility Committee are Edie Hofmeister as Committee chair, Brian Howlett and Emiliano Grodzki.

The Company has instituted an ESG Steering Committee, comprised of Vice Presidents and managerial-level employees, tasked with the responsibility of formulating, sustaining, and enhancing the Company’s initiatives, policies, practices, and disclosures pertaining to ESG. The committee comprises officers and employees from various departments, including Sustainability, Legal, Human Resources, Communications, Information Technology, Finance, and Global Risk Management.

Environment commitment

The Company’s current operating facilities, except for Argentina, use primarily renewable, clean energy provided by Hydro-Québec, Hydro-Sherbrooke (Quebec), Hydro-Magog (Quebec), Hydro-Baie-Comeau (Quebec), Grant County Public Utility District (Washington State) and Compañía de Luz y Fuerza Sociedad Anónima “CLYFSA” (Paraguay). To the best of the Company’s knowledge, the Company will not incur significant costs or investments in order to comply with provisions relating to environmental protection on its current facilities, besides maintaining the procedures currently applied by it. The Company’s facility described in Section 5.2 - ARGENTINA EXPANSION uses natural gas.

15.5 RISK COMMITTEE

The purpose of the Risk Committee is to oversee the activities of the Company in the area of Financial Risk Management and for establishing standards for the risk management processes within the Company.

The Risk Committee is responsible for identifying and assessing market risks, legal risk, liquidity risk, accounting risk, tax risk, operational risk, regulatory risk, compliance risk, technology risk and reputational risk (the “Risks”) in connection with the conduct of market operations and the implementation of its strategies.

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15. COMMITTEES (continued)

15.5 RISK COMMITTEE (continued)

Risk capacity, risk appetite, risk tolerance and risk targets and parameters (such as the hedge ratio) are articulated by the Risk Committee and presented to the Board for review and approval.

The Risk Committee is responsible for defining the strategy to address the Risks outlined above within the risk parameters approved by the Board. The Risk Committee is also responsible for operationalizing the strategy and conducting its open market operations competently.

“Financial Risk Management” means, without being limited to, the strategy and processes for implementing hedges to mitigate the risk introduced by the volatility of bitcoin to the Company’s operating cash flows and its mining assets.

16. PROMOTERS

The following table sets forth the promoters (“Promoters”) of the Company:

Name	Class of Securities Owned	Quantity of Securities Owned	% of Class(1)	Options	Option average exercise price in CAD	RSUs(2)
Emiliano Joel Grodzki	Common Shares	6,698,443	2%	2,314,900	$2.12	150,000
Nicolas Bonta	Common Shares	8,625,452	3%	2,304,900	$2.13	66,666
Total		15,323,895		4,619,800		216,666

Note:

1.	As of March 6, 2024 a total of 339,274,441 Common shares are issued and outstanding.

2.	Restricted share units (’‘RSUs’’)

Certain Promoters have entered into certain non-arm’s length transactions with the Company. See Section 11 - INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS - Transactions with Related Parties.

No Promoter was within 10 years before the date of this AIF, a director, chief executive officer, or chief financial officer of any person or company that: (a) was subject to an order that was issued while the Promoter was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the Promoter ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Promoter was acting in the capacity as director, chief executive officer or chief financial officer.

No Promoter has: (a) been within the 10 years before the date of this AIF, a director or executive officer of any person or company that, while the Promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the promoter, state the fact.

No Promoter has been subject to: (a) any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority or has entered into a settlement agreement with a provincial and territorial securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

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17. REGULATORY COMPLIANCE

The Company has engaged legal counsel in each jurisdiction in which it maintains operations to monitor changes to the laws and regulations of such jurisdiction and to advise how it can maintain compliance with such laws and regulations. Legal counsel reports directly to the President and CEO. The following is a description of regulatory compliance considerations specific to each such jurisdiction:

Argentina

The Company operates one 54 MW server farm located in Cordoba, Argentina (with an electrical infrastructure capacity of 55 MW). Refer to Section 7 - Expansion Projects - A. Argentina Expansion of the MD&A and this AIF under Section 5.2 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.

There are no material restrictions in Argentina on the business of operating a server farm or conducting the business of the Company as described herein and in this AIF and, as of the date of this AIF, the Company has not received any material notices or statements from regulatory authorities in Argentina that would negatively impact its operations in Argentina. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Argentina.

Paraguay

The Company operates one 10 MW server farm located in Villarrica, Paraguay. Refer to Section 7 - Expansion Projects - B. Paraguay Expansion of the MD&A and this 2023 AIF under Section 5.3 - FUTURE GROWTH PLANS - PARAGUAY EXPANSION.

There are no material restrictions in Paraguay on the business of operating a server farm or conducting the business of the Company as described herein and in this AIF and, as of the date of this AIF, the Company has not received any material notices or statements from regulatory authorities in Paraguay that would negatively impact its operations in Paraguay. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Paraguay.

Washington

The Company operates one 18 MW server farm located in the State of Washington in the United States. Refer to Section 7 - Expansion Projects - C. Washington Expansion of the MD&A and this AIF under the Section 5.4 - FUTURE GROWTH PLANS - WASHINGTON EXPANSION.

There are no material restrictions in Washington on the business of operating a server farm or conducting the business of the Company as described herein and in this AIF and, as of the date of this AIF, the Company has not received any material notices or statements from regulatory authorities in Washington that would negatively impact its operations in Washington. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Washington.

Québec

The Company operates a total of eight server farms with an aggregate power capacity of 158 MW located in the Province of Québec, Canada. Refer to Section 7 - Expansion Projects - D. Canada Expansion of the MD&A and this AIF under the Section 5.5 - FUTURE GROWTH PLANS - CANADA EXPANSION.

There are no material restrictions in Québec or Canada on the business of operating a server farm or conducting the business of the Company as described herein and in this AIF and, as of the date of this AIF, the Company has not received any material notices or statements from regulatory authorities in the Québec or Canada that would negatively impact its operations in Québec or Canada. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Québec or Canada.

18. ADDITIONAL INFORMATION

Additional information relating to the Company, including financial information in the Company’s Financial Statements and MD&A for Fiscal 2023, is available on SEDAR+ at www.sedarplus.ca and on and on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov/edgar. Moreover, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of security holders.

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SCHEDULE A

BITFARMS LTD.

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Bitfarms Ltd. (“Bitfarms” or the “Corporation”).

1.	Mandate

The Committee shall:

assist the Board in its oversight role with respect to the quality and integrity of the Corporation’s financial statements, financial reporting processes, and systems of internal controls and disclosure controls regarding risk management, finance, accounting and legal and regulatory compliance;

a)	assess the effectiveness of the Corporation’s risk management and compliance practices;

b)	assess the independent auditor’s performance, qualifications and independence;

c)	assess the performance of the Corporation’s internal audit function; review the periodic audits performed by the independent auditor and the Corporation’s internal accounting department;

d)	review the Corporation’s financial statements, management discussion and analysis and annual and interim earnings press release before the Corporation publicly discloses such information;

e)	ensure the Corporation’s compliance with legal and regulatory requirements; and

f)	prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Corporation.

Despite the foregoing, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or in accordance with generally accepted accounting principles, accounting standards or applicable laws and regulations. This is the responsibility of the Corporation’s management, internal accounting department and independent auditors. The primary function of the Committee is oversight, and it is therefore entitled to rely on the expertise, skills and knowledge of the Corporation’s management, internal accounting department, independent auditors and other external advisors and the integrity and accuracy in information provided by such persons or entities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of the Corporation’s management, internal accounting department, or independent auditors.

2.	Composition and Membership

The committee shall be composed of not less than three members, each of whom shall be a director of the Corporation. All members of the Committee shall not be an officer or employee of the Corporation, and shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board in its business judgment. At least one member of the Committee will qualify as an audit committee financial expert as defined by the U.S. Securities and Exchange Commission ( the “SEC”).

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Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and, in the normal course of business, will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed, ceases to be a director or ceases to meet the requirements established by any applicable securities regulatory authority, including but not limited to the Ontario Securities Commission and the Securities and Exchange Commission of the United States of America. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation, a Chair among their number. The Chair shall not be a former Officer of the Corporation. Such Chair shall serve as a liaison between members and senior management.

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members provided that:

a)	a quorum for meetings shall be a majority of the members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak or hear each other;

b)	the Committee shall meet at least quarterly;

c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

d)	the Committee shall direct management to maintain minutes or other records of meetings and activities of the Committee and shall ensure minutes are kept in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to members of the Board; and

e)	The independent auditor is entitled to attend and be heard at each Committee meeting, and in addition, the Committee may invite to a meeting any officers or employees of the Corporation, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities;

The Committee may act by unanimous written consent in lieu of a meeting.

The Committee shall report to the Board on its activities after each of its meetings. The Committee shall review and assess the adequacy of this charter annually and, where necessary,recommend changes to the Board for its approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee, which shall assess the performance of the Committee against the requirements of this charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

3.	Duties and Responsibilities

3.1	Oversight of the Independent Auditor

a)	Sole authority to recommend to the Board for its approval, the appointment or replacement of the independent auditor and its compensation (subject to shareholder ratification) and responsibility for the oversight of the work of the independent auditor (including resolution of disagreements between company management (“Management”) and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee;

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b)	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor;

c)	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Corporation, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence;

d)	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to address any such issues; and all relationships between the independent auditor and the Corporation;

e)	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit;

f)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law; and

g)	Review as necessary policies for the Corporation’s hiring of partners, employees or former partners and employees of the independent auditor.

3.2	Financial Reporting

a)	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

b)	Review and discuss with Management the Corporation’s annual and quarterly disclosures made in Management’s Discussion and Analysis. The Committee shall approve any reports for inclusion in the Corporation’s Annual Information Form, as required by applicable law.

c)	Review and discuss with Management and the independent auditor Management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on Management’s assessment, if required.

d)	Review and discuss with Management the Corporation’s quarterly financial statements prior to the publication of earnings.

e)	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.

f)	Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

g)	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Corporation.

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h)	Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation’s accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

i)	Discuss with Management the Corporation’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings and revenue guidance (if any) provided to analysts and rating agencies.

j)	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

k)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

l)	Review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation’s internal controls.

m)	Discuss with the Corporation’s Corporate Secretary at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

3.3	Oversight of Risk Management

a)	Review and approve periodically Management’s risk philosophy and risk management policies.

b)	Review with Management at least annually reports demonstrating compliance with risk management policies.

c)	Review with Management the quality and competence of Management appointed to administer risk management policies.

d)	Review reports from the independent auditor at least annually relating to the adequacy of the Corporation’s risk management practices together with Management’s responses.

e)	Discuss with Management at least annually the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

3.4	Oversight of Regulatory Compliance

a)	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

b)	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s financial statements or accounting.

c)	Meet with the Corporation’s regulators, according to applicable law.

d)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board.

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4.	Funding for the Independent Auditor and Retention of Other Independent Advisors

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain and, at

Bitfarms’ expense, to set and pay the compensation for such other independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes. The Committee also has the authority to communicate directly with internal and external auditors.

5.	Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

a)	The Corporation has adopted a Whistleblower Policy (the “Whistleblower Policy”), copies of which shall be made available to directors, officers, employees, consultants and contractors of the Company, either directly or by posting to the Bitfarms website at www.bitfarms.com. The Corporation shall inform employees on the Corporation’s intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, about the Whistleblower Policy. Pursuant to the Whistleblower Policy, any person with a complaint or concern regarding a financial matter (or other matter relating to the Corporation) may submit anonymous complaints or concerns via an independent third-party platform (the “Complaints Platform”) available at http://bitfarms.ethicspoint.com/ or http://bitfarmsmobile.ethicspoint.com/ or by telephone at 1-844-992-4862 toll-free, within the United States, Guam, Puerto Rico and Canada which are accessible 24 hours a day, 7 days a week.

b)	The Committee will ensure the Whistleblower Policy provides review procedures for: (a) the receipt, retention and resolution of complaints received by the listed issuer regarding accounting, internal accounting controls, or auditing matters; and (b) The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

c)	Upon receipt of a report from through the Whistleblower reporting mechanism, the Committee shall discuss the report and take such steps as the Committee may deem appropriate. Any reports so received will be kept confidential and the identity of employees making complaints or submissions shall only be communicated to the Committee or the Chair of the Committee.

d)	Such reports or submissions shall be reported to the Committee as frequently as the Committee deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meetings of the Committee called to approve interim and annual financial statements of the Corporation.

e)	The Committee will inform the Board of the filed complaints or concerns at regularly scheduled meetings (unless they are unfounded or unless the materiality of the complaint requires earlier action).

f)	The Chair of the Committee, or other person designated by such, shall retain a record of complaint or submission received for a period of six years following resolution of the complaint or submission.

6.	Procedures for Approval of Non-Audit Services

6.1	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

d)	actuarial services;

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e)	internal audit outsourcing services;

f)	management functions;

g)	human resources;

h)	broker or dealer, investment adviser or investment banking services;

i)	legal services;

j)	expert services unrelated to the audit; and

k)	any other service that the Canadian Public Accountability Board determines is impermissible.

6.2	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

6.3	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

7.	Reporting

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

8.	Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Bitfarms that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

9.	Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	June 12, 2019
Revised & Update	March 24, 2022
Revised & Update	December 11, 2023
Approved by	Board of Directors

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